Form 10-K405, Exhibit 13
period 1996-09-30
MID CONTINENT BANCSHARES INC /KS/
filed 1996-12-30
CIK 919740

[LOGO]

                               1996 ANNUAL REPORT

Mid Continent Bancshares, Inc.
================================================================================


                                    CONTENTS

A Letter to Our Shareholders                                           1-2

Business of the Bancorp and Savings Bank                               3-4

Selected Consolidated Financial Highlights                             5-6

Market and Dividend Information                                        7-8

Management's Discussion and Analysis                                  9-24

Consolidated Financial Statements                                    25-63

Directors and Officers and Other Information                         64-65

Mid Continent Bancshares, Inc.
================================================================================


A Letter to Our Shareholders
----------------------------

Dear Stockholder:

Mid Continent Bancshares, Inc. and Mid-Continent Federal Savings Bank has had another exceptional year in 1996.

We increased our asset base from $271 million at September 30, 1995 to $340 million at September 30, 1996, or 25.5%, and improved our capital and shareholders' equity from $36.7 million to $36.8 million, with a net income for the year of $3.1 million after the SAIF assessment. 1996 earnings per share was $1.59 after the SAIF assessment. The SAIF assessment reduced our earnings by $0.33 per share after income tax. On a pre-SAIF assessment basis the company's earnings would have been $1.92 per share. When viewed on this basis, and considering the 1995 earnings of $1.97 per share, 1996 was truly a very good year for the Company.

During the year we have continued to increase our mortgage servicing portfolio to in excess of $1.2 billion, or approximately 25,000 loans. Servicing income, net of amortization, increased to $3.1 million. The expansion of our mortgage banking operation continues as we now have more than 100 correspondent brokers. We have two full time account representatives covering Oklahoma, Arkansas, Missouri and Kansas.

Our checking account program continues to grow in popularity. At September 30, 1995, we had approximately 13,500 accounts and as of September 30, 1996 our accounts had increased to over 16,000. We have increased our market share in our total market since 1994 from 6% to 10%. In the Wichita area only, during the same period of time, from 3% to 6%.

The Bank's service charges and other fees increased by 37.5%, from $1.8 million to $2.5 million. The primary source of this income is the High Performance Checking Account program and charges on loans serviced by the Bank, including loans serviced for others.

The Bank, during the last quarter of the fiscal year, has expensed the special assessment on the SAIF fund in the amount of $1,053,000, pre-tax. The Bank has been looking forward to the resolution of the SAIF fund and the reduction in the Bank's deposit insurance premiums to be realized during the coming fiscal year.

On July 24, 1995, the Savings Bank filed a claim in the United States Supreme Court of Claims to recover funds lost as a result of the Financial Institutional Reform and Recovery Enforcement Act of 1989 (FIRREA). The Savings Bank was forced to write-off approximately $7.5 million in Supervisory Goodwill. While the Savings Bank, along with many other financial institutions, has determined to pursue a claim against the United States government, there is no assurance that the Savings Bank will be able to recover any funds arising from the claim, or if any recover is made, the

Mid Continent Bancshares, Inc.
================================================================================

amount of such recovery.

The Bank has completed construction and opened its fourth office in Wichita. It has also opened a branch in the Dillions store in Winfield, Kansas. The Bank now has nine full service offices with the tenth office under construction in Derby, Kansas.

The Bank has made much progress during the past year as we continued to increase our market share in checking account services and our mortgage banking operation. The Bank is in the process of implementing a new sales and marketing program for our retail banking operation. The Bank intends to increase its market penetration by expansion of the number of products and services offered and sales per customer.

The Board of Directors, management and staff is committed to maintain the Bank's position as a premier financial provider to our customers and communities.

Thanks to you, the stockholders and our customers, for having confidence in the Bank over the past year.

Very truly yours,



/s/Richard T. Pottorff
Richard T. Pottorff
Chairman of the Board, CEO and President

Mid Continent Bancshares, Inc.
================================================================================

BUSINESS OF THE BANCORP
-----------------------

Mid Continent Bancshares, Inc. ("Bancorp") is a Kansas corporation organized in January, 1994. On June 27, 1994, the Bancorp acquired all the capital stock of Mid-Continent Federal Savings Bank ("Savings Bank") in the conversion of the Savings Bank from a federal mutual savings and loan association to a federal stock savings bank. Bancorp, as a unitary savings and loan holding company, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Savings Bank retains a specified amount of its assets in housing-related investments.

Management believes that the holding company structure, should it decide to do so, would facilitate diversification into other non-banking activities and possible future acquisitions of other financial institutions such as other mutual or stock savings institutions and commercial banks, and thereby further its expansion into existing and new market areas and also enable Bancorp to repurchase its own stock. Except for the repurchase of a portion of Bancorp stock, as permitted by Office of Thrift Supervision, there are no present plans, arrangements, agreements, or understandings, written or oral, regarding any such activities.

The Bancorp's business activities to date have been limited to its investment in the Savings Bank, loans made to the Savings Bank for use in the normal course of its business and to the Mid-Continent Federal Savings Bank Employee Stock Ownership Plan ("ESOP") to enable the ESOP to purchase shares of the Bancorp's common stock in the initial public offering and the repurchase of limited amounts of Bancorp stock. The loans bear interest rates and have terms and conditions which prevailed in the market place at the time they were originated. As of September 30, 1996 the Bancorp has reacquired 231,500 shares of its common stock in the open market.

BUSINESS OF THE SAVINGS BANK
----------------------------

Mid-Continent Federal Savings Bank is a federally chartered stock savings bank located in El Dorado, Kansas in Butler County, Kansas. The Savings Bank was founded in 1925 with a charter from Kansas under the name Mid-Continent Savings and Loan Association. In 1935, the Savings Bank adopted a federal charter and changed its name to Mid-Continent Federal Savings and Loan Association of El Dorado. Its present name, Mid-Continent Federal Savings Bank, was obtained in 1994 at the time it obtained a charter as a savings bank. The Savings Bank completed its conversion from mutual to stock form in June, 1994 at which time all of its stock was acquired by Mid Continent Bancshares, Inc. The Savings Bank has been a member of the Federal Home Loan Bank of Topeka since 1937 and its deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation ("FDIC").

Mid-Continent is primarily engaged in attracting deposits from the general public and using those funds to originate and sell real estate loans on one-to-four family residences and, to a lesser extent,

Mid Continent Bancshares, Inc.
================================================================================

to originate consumer and construction loans for its portfolio. The Savings Bank purchases one- to- four family residential loans through approximately 110 correspondents located primarily in Kansas and, to a lesser extent, in Oklahoma. The Savings Bank also invests in mortgage-related securities, U.S. government and agency obligations. These activities are funded with deposits from the general public and borrowings from the Federal Home Loan Bank and Mid Continent Bancshares, Inc. The Savings Bank has offices in El Dorado, Newton, Winfield, Augusta and Wichita, Kansas, which are located in its primary market area of Butler, Cowley, Sedgwick and Harvey Counties in the State of Kansas. The Savings Bank opened one full service branch in Wichita, Kansas during 1996 and expects to open another in 1997 in Derby, Kansas. A full service branch was opened in October, 1996 in Winfield, Kansas, to compliment the existing full service branch in that city. The new Winfield branch is located in the local Dillon's supermarket and will maintain extended hours to serve its customer base. The Savings Bank offers its customers fixed-rate and adjustable-rate mortgage loans, as well as FHA/VA loans and consumer loans, including home equity and savings account loans. Adjustable-rate mortgage loans generally are originated for retention in the Savings Bank's portfolio while fixed-rate mortgage loans are generally sold into the secondary market. All consumer loans are retained in the Savings Bank's portfolio.

The Savings Bank is actively engaged in the purchase and sale of certain mortgage loans through a correspondent network. These purchased loans and loans originated by the Savings Bank are sold, generally without recourse, into the secondary market with the Savings Bank generally retaining the servicing rights. The sale of loans in the secondary market is the source of a significant amount of income in the form of gain on the sale of loans and fees generated from servicing the loans.

The principal sources of funds for the Savings Bank's lending activities are deposits and the amortization, repayment and maturity of loans, mortgage-related securities and investment securities. Principal sources of income are interest and fees on loans, mortgage-related securities and investment securities. The Savings Bank's principal expense is interest paid on deposits.

Mid Continent Bancshares, Inc.
================================================================================

Selected Consolidated Financial Highlights
------------------------------------------

The following table sets forth certain information at the dates and for the periods indicated. Average data presented herein, for the years 1992 through 1994, is primarily calculated on the basis of month-end balances. Average data presented herein for the 1995 and 1996 is primarily calculated on the basis of daily balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information. All dollar amounts are in thousands except per share data and selected ratios.

SUMMARY OF FINANCIAL CONDITION

                                                                              At September 30,
                                                ---------------------------------------------------------------------------
                                                    1992            1993           1994           1995            1996
                                                -------------  -------------- -------------- --------------  --------------
                                                                          Dollars in Thousands
Total Amount of:

   Assets                                            $189,340        $170,012       $202,628       $270,923        $340,186
   Loans receivable                                    78,531          56,623        102,243        124,796         171,158
   Mortgage-backed securities                          60,804          42,856         45,030         40,004          34,383
   Loans held for sale                                 17,110          27,734          5,527         22,108          13,718
   Investments                                          7,244          15,144         24,374         56,449          90,562
   Mortgage servicing rights                            2,796           3,243          6,312         11,625          12,496
   Excess of cost over fair value of assets
   acquired (Goodwill)                                    353             252            161             83              22
   Cash and cash equivalents                           15,031          17,701         10,823          5,677           5,618
   Savings deposits                                   159,522         145,838        154,764        195,716         214,493
   Other borrowings                                    14,955           7,500          9,000         33,000          81,700
   Stockholders' equity                                 9,988          12,792         35,208         36,735          36,807

Number of:
   Real estate loans outstanding                        2,302           2,124          1,985          2,593           2,864
   Deposit accounts                                    18,142          17,557         21,743         27,192          29,609
   Full service offices                                     7               6              6              7               8
   Employees                                               91             100            117            119             150

Principal balance of loans serviced for
others                                               $377,639        $580,768       $908,112     $1,189,892      $1,229,153

Mid Continent Bancshares, Inc.
================================================================================

SUMMARY OF OPERATIONS                                                        Year Ended September 30,
                                                        -------------------------------------------------------------------
                                                                               Dollars in Thousands

                                                                1992         1993           1994        1995           1996
                                                        ------------ ------------  ------------- -----------  -------------
Interest Income                                              $16,398      $12,885        $11,549     $16,225        $20,173
Interest Expense                                              11,872        7,376          5,944       9,004         12,268
                                                        ------------ ------------  ------------- -----------  -------------
      Net interest income                                      4,526        5,509          5,605       7,221          7,905
Provision for loan losses                                         83          154              6         224             75
                                                        ------------ ------------  ------------- -----------  -------------
     Net interest income after provision  for loan  losses     4,443        5,355          5,599       6,997          7,830
                                                        ------------ ------------  ------------- -----------  -------------
Non-interest income:
   Loan servicing fees                                         1,513        1,804          2,689       4,407          4,779
   Amortization of  mortgage servicing rights                  (676)        (679)          (899)     (1,305)        (1,651)
   Gain on sale of mortgage servicing rights                                                           1,961
   Service fees and other charges to customers                   607          618          1,032       1,846          2,539
   Gain on sale of loans held for sale, net                    1,168        2,596            896         706          1,367
   Other income                                                  310          358             83         139            138
                                                        ------------ ------------  ------------- -----------  -------------
      Total non-interest income                                2,922        4,697          3,801       7,754          7,172
                                                        ------------ ------------  ------------- -----------  -------------
Total non-interest expense (1)                                 5,195        5,632          6,340       8,202          9,983
                                                        ------------ ------------  ------------- -----------  -------------
Income before income tax expense and cumulative effect of
change in accounting principle                                 2,170        4,420          3,060       6,549          5,019
Income tax expense                                               893        1,616          1,195       2,443          1,893
                                                        ------------ ------------  ------------- -----------  -------------
Income before cumulative effect of  change in accounting
principle                                                      1,277        2,804          1,865       4,106          3,126
Cumulative effect of change in  accounting principle (2)                                     136
                                                        ------------ ------------  ------------- -----------  -------------
Net income                                                    $1,277       $2,804         $2,001      $4,106         $3,126
                                                        ============ ============  ============= ===========  =============
Earnings per share (3)                                                                     $0.30       $1.97          $1.59
                                                                                           -----       =====          =====
Cash dividends per share                                                                               $0.40          $0.40
                                                                                                       =====          =====

Selected Financial Ratios                                                    Year Ended September 30,
                                                                1992         1993          1994          1995          1996

Return on average assets                                        0.64%        1.61%         1.14%         1.75%         1.07%
Return on average equity                                       13.66%       24.12%        10.54%        11.86%         8.54%
Dividend payout ratio                                             --           --            --         20.30%        25.16%
Average total equity to average assets                          4.67%        6.67%        10.81%        14.74%        12.56%
Net interest rate spread                                        2.40%        3.23%         3.11%         2.87%         2.55%
----------------------------------------------------------------------------------------------------------------------------

(1) For 1996, includes a $1,053 one time assessment to recapitalize the SAIF insurance fund.
(2) The cumulative effect of accounting change reflects the adoption of SFAS No. 109 for fiscal year 1994.
(3) Earnings per share is based on net income subsequent to the Conversion on June 27, 1994.

Mid Continent Bancshares, Inc.
================================================================================

MARKET AND DIVIDEND INFORMATION
-------------------------------

Mid Continent Bancshares, Inc.'s common stock trades on the Nasdaq National Market system under the symbol "MCBS":

The following table sets forth the quarterly high and low sale prices for the common stock throughout the fiscal years ended September 30, 1995 and 1996:

                  Quarter Ended                                  High              Low
                  September 30, 1994                           $13               $11 1/4
                  December 31, 1994                             11 1/2             9 5/8
                  March 31, 1995                                13 3/8            10 1/8
                  June 30, 1995                                 16 1/4            13
                  September 30, 1995                            19 1/8            15 1/2
                  December 31, 1995                             18 1/2            17
                  March 31, 1996                                18 1/2            17 3/8
                  June 30, 1996                                 19 1/4            17 7/8
                  September 30, 1996                            19 3/8            17 1/2

During the years ended September 30, 1995 and 1996, the Bancorp declared and paid cash dividends to shareholders as follows:

Declaration Date              Shareholder Record Date         Payment Date                  Amount Per Share
----------------           --------------------------         ------------                  ----------------
December 19, 1994             December 31, 1994               January 20, 1995                    $0.10
March 23, 1995                April 5, 1995                   April 19, 1995                       0.10
June 29, 1995                 July 13, 1995                   July 27, 1995                        0.10
September 27, 1995            October 11, 1995                October 25, 1995                     0.10
December 21, 1995             January 4, 1996                 January 18, 1996                     0.10
March 28, 1996                April 11, 1996                  April 25, 1996                       0.10
June 27, 1996                 July 11, 1996                   July 25, 1996                        0.10
September 26, 1996            October 10, 1996                October 24, 1996                     0.10

According to the records of the Bancorp's transfer agent, there were 386 registered stockholders of record at December 5, 1996. This number does not include any persons or entities who hold their stock in nominee or "street" name through various brokerage firms.

The Bancorp's ability to pay dividends to stockholders is substantially dependent upon the dividends it receives from the Savings Bank. Under current regulations, the Savings Bank is not permitted to pay dividends if its regulatory capital would thereby be reduced below (1) the amount then required for the liquidation account established in connection with the Savings Bank's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift

Mid Continent Bancshares, Inc.
================================================================================

Supervision. Capital distributions are also subject to certain limitations based on the Savings Bank's net income. See Note 1 of notes to consolidated financial statements. The Savings Bank's total capital at September 30, 1996, exceeded the amounts of its liquidation account and regulatory capital requirements.

Mid Continent Bancshares, Inc.
================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
---------------------------------------
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
---------------------------------------------
(Dollars in thousands)

GENERAL
-------
On June 27, 1994, Mid-Continent Federal Savings Bank completed its conversion (the "Conversion") from a federally chartered mutual savings and loan association to a federally chartered stock savings bank and was simultaneously acquired by Mid Continent Bancshares, Inc., a Kansas corporation, which was formed to act as the holding company of the Savings Bank. At the date of conversion, the Bancorp completed the sale of 2,248,250 shares of common stock, $.10 par value, through concurrent Subscription and Community Offerings at $10.00 per share. Net proceeds from the Conversion, after recognizing Conversion expenses and underwriting costs of $754, were $21,729. From the net proceeds, the Bancorp used $11,200 to purchase all of the capital stock of the Savings Bank and $1,360 to fund the purchase of 136,000 shares of the Bancorp stock by the Employee Stock Ownership Plan.

Mid Continent Bancshares, Inc. was formed to purchase all of the common stock of Mid-Continent Federal Savings Bank in connection with the Savings Bank's conversion from the mutual to the stock form of ownership in 1994. In addition, the Bancorp made loans to the Savings Bank and to the Savings Bank's employee stock ownership plan, from which it receives interest income. The loans bear interest rates and have terms and conditions which prevailed in the market place at the time they were originated.

The Bancorp's consolidated results of operations are primarily dependent on the Savings Bank's net interest income, or the difference between the interest income earned on its loan, mortgage-backed securities and investment securities portfolios, and the interest expense paid on its deposits and other borrowings. Net interest income is affected not only by the difference between the yields earned on interest-earning assets and the costs incurred on interest-bearing liabilities, but also by the relative amounts of such interest-earning assets and interest-bearing liabilities.

Other components of net income include: provisions for losses on loans; non-interest income (primarily, loan origination and servicing fees; service fees and other charges to customers; gains on the sale of loans and gain on sale of servicing rights); non-interest expense (primarily, compensation and employee benefits; federal insurance premiums; office occupancy expense; and gains, losses and expenses associated with foreclosed real estate); and income taxes.

Earnings of the Savings Bank are significantly affected by economic and competitive conditions, particularly changes in interest rates, government policies and regulations of regulatory authorities.

MANAGEMENT STRATEGY
-------------------

The Savings Bank's lending strategy has focused historically on the origination of mortgage loans

Mid Continent Bancshares, Inc.
================================================================================

on one-to-four family residences pursuant to underwriting standards. The Savings Bank generally retains ownership of the adjustable-rate and short-term fixed-rate loans it originates and sells long-term fixed-rate loans in the secondary market; accordingly, its lending strategy is designed to reduce the risk of losses on its loan portfolio. However, the high concentration of residential mortgage loans in its portfolio subjects the Savings Bank to risks associated with potential declines in real estate values in its lending area. This risk has been mitigated to some extent, however, through diversification in its investment and mortgage-backed securities portfolios.

In an effort to reduce interest rate risk and protect it from the negative effect of increases in interest rates, the Savings Bank has instituted certain asset and liability management measures. This strategy includes the following primary elements: (i) originating and purchasing long-term fixed-rate loans primarily for sale in the secondary mortgage market, (ii) maintaining a high percentage of total assets in short-term securities and other liquid assets,
(iii) increasing sources of other income, such as gain on sale of loans and loan servicing fees, (iv) increasing its ARM loan portfolio and (v) building a loan servicing portfolio whose market value floats inversely to the movement of interest rates. A loan servicing portfolio becomes more valuable as the "turnover" in the mortgage loans slows. Loan portfolios traditionally become more seasoned and experience less turnover after interest rates rise. Therefore, after interest rates rise, the value of a loan servicing portfolio generally increases (assuming credit quality is maintained), causing the opposite effect to the value of the Savings Bank's loans and investments.

CHANGES IN FINANCIAL CONDITION FROM SEPTEMBER 30, 1995
------------------------------------------------------
TO SEPTEMBER 30, 1996
---------------------

Total assets increased $69,263, or 25.6%, from $270,923 at September 30, 1995 to $340,186 at September 30, 1996. The increase is attributable to increases of $34,113 in investment securities and Federal Home Loan Bank (FHLB) stock, $46,362 in loans receivable, and $871 in mortgage servicing rights. Mortgage-related securities decreased $5,621 and loans held for sale decreased $8,390.

Investment securities and FHLB stock increased from $56,449 at September 30, 1995 to $90,562 at September 30, 1996. The increase is primarily due to favorable interest rates offered on these securities during the fiscal year ending September 30, 1996. Included in the securities held at September 30, 1996 are $1,000 of "step-up" securities with an interest rate of 8.04% and a maturity of 1996. If the securities are not called at any of the respective call dates the interest rate will increase. Also included at September 30, 1996 are callable securities with a carrying value of approximately $76,801 bearing interest at various rates ranging from 4.98% to 8.50% with stated maturity dates ranging from 1996 to 2011. The Savings Bank intends to hold these securities to maturity, but the securities are subject to call at the option of the issuer.

Loans receivable increased from $124,796 at September 30, 1995 to $171,158 at September 30,

Mid Continent Bancshares, Inc.
================================================================================

1996. This increase is due primarily to increases in adjustable-rate mortgages and short-term fixed-rate mortgage loans being held for investment and to a lesser extent to increases in the construction and consumer lending portfolio. First mortgage loans increased $48,440 and consumer loans increased $1,167. The Bank expects to increase its residential (one-to-four unit), first mortgage, loans in fiscial 1997, but not to the extent that these loans were increased in fiscal 1996.

Mortgage servicing rights increased $871 during fiscal 1996. During the fiscal year the Savings Bank increased its servicing portfolio for others from $1,189,892 to $1,229,153.

Deposit accounts increased $18,777 primarily from savings certificate accounts which increased $13,635. Demand and NOW account deposit accounts decreased $712. Demand and NOW accounts which totaled $36,785 at September 30, 1996 provide a significant amount of low interest-rate funds and a source of service fee income to the Savings Bank.

Advances  from the Federal  Home Loan Bank  increased  $48,700  from  $33,000 at
September 30, 1995 to $81,700 at September 30, 1996. The Savings Bank utilizes advances from the Federal Home Loan Bank to meet its cash needs as they arise. The Savings Bank has a $54,400 line of credit with the Federal Home Loan Bank, subject to certain limitations, for the purpose of providing short-term financing. At September 30, 1996, $15,700 was outstanding relative to this line of credit.

Stockholders' equity increased $72, or 0.2%, from $36,735 to $36,807. Net income for the year was $3,126.

Other significant transactions during the year included the acquisition of 151,500 shares of the Bancorp's common stock for treasury at a cost of $2,730 and cash dividends paid or payable to common stockholders of $769. See the accompanying Consolidated Statements of Stockholders' Equity for more detail.

Mid Continent Bancshares, Inc.
================================================================================

COMPARISON OF OPERATING RESULTS FOR YEARS
-----------------------------------------
ENDED SEPTEMBER 30, 1994 AND 1995
---------------------------------

GENERAL
-------
Net income before cumulative effect of change in accounting principle increased from $1,865 in 1994 to $4,106 in 1995. Net income increased by $2,105, or 105.2%, from $2,001 for the year ended September 30, 1994 to $4,106 for the year ended September 30, 1995.

TOTAL INTEREST INCOME
---------------------
Total interest income increased $4,676, or 40.5%, to $16,225 during the year ended September 30, 1995 from $11,549 for the year ended September 30, 1994. Interest income on loans receivable and on investment securities increased $3,448 and $1,513, respectively. The average yield on loans declined from 8.08% in 1994 to 7.95% in 1995, but increases in the loan portfolio resulted in an increase in loan interest in 1995 over 1994. The average yield of investment securities increased from 5.66% in 1994 to 6.92% in 1995. The increase in rates prompted more investment in securities and increased revenue resulted from both volume and rate increases. Interest on mortgage-related securities decreased $9 as mortgage-related securities were allowed to repay in the amount of $4,985. The average yield on mortgage-related securities increased from 6.84% in 1994 to 6.92% in 1995, but as rates increased, increased repayments took place in amounts sufficient to result in an overall decrease in interest from mortgage-related securities. Other interest income decreased $276 due to reduced average cash balances. The average rate of interest earned on interest-bearing cash accounts increased from 1994 to 1995, but the demand for cash to fund loans and investment securities, which paid higher yields, reduced the overall interest yield from cash accounts.

NET INTEREST INCOME
-------------------
Net interest income increased $1,616, or 28.8%, from $5,605 during the year ended September 30, 1994 to $7,221 for the year ended September 30, 1995. The average interest-earnings assets increased $52,316 from 1994 to 1995. Components of the interest-earning assets are discussed above. Overall the average yield increased from 6.99% in 1994 to 7.46% in 1995. The major increase in interest income was due to the increase in interest-earning assets with a lesser benefit from rate increases.

Average interest-bearing liabilities increased $42,678 from 1994 to 1995. Both deposit accounts and borrowed money increased in 1995. Average rates on deposits increased from 3.65% in 1994 to 4.35% in 1995. The average interest rate on borrowed money, however, declined from 9.47% in 1994 to 6.33% in 1995. Overall rates on interest-bearing liabilities increased from 3.88% in 1994 to 4.59% in 1995.

The ratio of average interest-bearing assets to interest-bearing liabilities increased from 107.7% at September 30, 1994 to 110.9% at September 30, 1995.

Mid Continent Bancshares, Inc.
================================================================================

PROVISION FOR LOSSES ON LOANS
-----------------------------
The Savings Bank currently maintains an allowance for loan losses based upon management's periodic evaluation of known and inherent risks in the loan portfolio, the Savings Bank's past loss experience, adverse situations that may affect the borrowers' ability to repay loans, estimated value of the underlying collateral and current and expected market conditions. The allowance for loan losses was $275 and $423 at September 30, 1994 and 1995, respectively. The provision for losses on loans increased $218 for the year ended September 30, 1995. The increase in the provision resulted from management's evaluation of the adequacy of the allowance for loan losses. While the Savings Bank maintains its allowance for losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that further additions will not be made to the loss allowances and that such losses will not exceed the estimated amounts.

OTHER INCOME
------------
Other income increased $3,953, or 104%, during the year ended September 30, 1995, as compared to the year ended September 30, 1994. This increase was primarily attributable to increased loan servicing fees (net of amortization), service fees and other charges to customers and a gain on the sale of mortgage servicing rights.

Loan servicing fees (net of amortization) increased by $1,312, or 73.3%, from $1,790 to $3,102 during the years ended September 30, 1994 and 1995, respectively. Servicing fees result primarily from service fees paid by investors and correlate closely with the size of the loan servicing portfolio. The increase in servicing fees during the year ended September 30, 1995, is reflective of the increase in the amount of loans serviced by Mid-Continent for others from $908,112 at September 30, 1994 to $1,189,892 at September 30, 1995. Amortization of mortgage servicing rights increased by $406, or 45.2%, because of the effects of the increased servicing portfolio, scheduled amortization, prepayments and anticipated prepayments of loans.

Service fees and other charges to customers increased by $814, or 78.9%, from $1,032 to $1,846 during the years ended September 30, 1994 and 1995, respectively. This source of income is primarily a function of the amount of deposits and the fees for deposit-related services charged by the Savings Bank. A primary source of this income is the Bank's high performance checking account programs. The Bank also receives late charges related to loans serviced for the Bank, as well as loans serviced for others.

During the fiscal year ended September 30, 1995, gains on the sale of mortgage servicing rights were realized in the amount of $1,961. The Savings Bank periodically evaluates its servicing portfolio. In the latter half of fiscal 1994 interest rates rose and the value of the Savings Bank's loan servicing rights increased. The rise in value afforded the Savings Bank the opportunity in 1995 to restructure a portion of its servicing portfolio by selling a portion of its loan servicing for FNMA and FHLMC. Sales of rights to approximately $304,400 of loans resulted in a pre-tax gain of approximately $1,961. The funds provided by the sales were reinvested in servicing product for GNMA. A service

Mid Continent Bancshares, Inc.
================================================================================

fee enhancement resulted in that GNMA service fees yield 44 basis points, whereas FNMA and FHLMC servicing yields 25 basis points. The Savings Bank intends to continuously monitor the value of its mortgage loan servicing. The gains recognized should not be viewed as indicative of future servicing revenue.

At September 30, 1995, the Savings Bank was servicing approximately $1,189,892 of mortgage loans for others. At September 30, 1994, the Savings Bank was servicing approximately $908,112 of mortgage loans for others. The growth in gross servicing fees was 63.9% and net servicing fees was 73.3%.

Net gains on sale of loans decreased by $190, or 21.2%, from $896 to $706 during the years ended September 30, 1994 and 1995, respectively. The gains were attributable to the Savings Bank's secondary market activities and result from a combination of interest rates and management strategies.

Gains on the sale of loans were enhanced in 1995 upon implementation of Financial Accounting Standards Board Statement of Accounting Standards No. 122 (SFAS No. 122), Accounting for Mortgage Servicing Rights, effective October 1, 1994. Implementation of this standard increased the gain on the sale of loans in 1995 in the amount of $426 ($267 after income tax). Prior to implementation of SFAS No. 122, the excess of the sale consideration received for purchased loans over the recorded basis of those loans was offset against the cost of any mortgage servicing rights attributable to the loans being sold. This offset is no longer required under SFAS No. 122. Further, SFAS No. 122 requires the recognition of mortgage servicing rights related to Savings Bank's originated loans which are sold with servicing rights retained. These two provision of SFAS No. 122 enhanced gain on the sale of loans in the amounts of $185 and $241, respectively. The effect of SFAS No. 122 on quarterly net income and earnings per share is discussed in footnote 20 of the notes to the consolidated financial statements.

Gains from the sale of loans are dependent on market and economic conditions and, accordingly, there can be no assurance that the gains reported in current periods can be achieved in the future or that there will not be significant variations in the results from such activities.

OTHER EXPENSE
-------------
Other expense increased by $1,862, or 29.4%, from $6,340 to $8,202 during the years ended September 30, 1994 and 1995, respectively. This increase is primarily attributable to increases in salaries and related expenses, occupancy, professional fees, office supplies and related expense, advertising and promotion and other expense.

Compensation and employee benefits increased $1,037, or 32.3%, in 1995 over 1994. The increase is due to normal annual salary adjustments and employment of personnel necessary to carry out the business activities of the Savings Bank. Additionally, the Savings Bank recognized $171 related to

Mid Continent Bancshares, Inc.
================================================================================

the Employee Stock Ownership Plan, $141 for the Directors Retirement Plan and $249 for the Management Stock Bonus Plan in the 1995 year.

Occupancy and office supplies expense increased $88 and $119, respectively in 1995 over 1994. During 1995 the Savings Bank opened one new full service branch in Wichita, Kansas.

Professional fees increased $153 in 1995 over 1994. Additional legal fees were incurred in 1995 in the amount of $103. Added legal expense was incurred as a result of becoming a publicly held company, the legal fees incurred in the design, approval from applicable parties and implementation of various director, officer and employee benefit programs and the filing of a claim in the U.S. Court of Claims related to supervisory goodwill (see Other Matters section). Professional consultants were also retained to assist in the management of corporate assets and liabilities and strategic planning.

Advertising increased $85 in the fiscal year 1995 over fiscal 1994. Advertising was increased primarily to promote the Savings Bank's checking account programs and promote the new full service branch in Wichita, Kansas.

Deposit account expense, related primarily to operation of the Savings Bank's checking account programs, increased from $139 in 1994 to $227 in 1995. The Savings Bank intends to expand its checking account and deposit account programs in the future.

Miscellaneous loan servicing expense increased $73 in 1995 over 1994. These expenses are directly related to the servicing of loans for others, as well as for the Savings Bank, and can be expected to rise as the Savings Bank grows and expands its servicing portfolio for others. See footnote 18 to the consolidated financial statements, Segment Information, for more information relative to the operation of the mortgage banking segment (which includes loan servicing for others) of the Savings Bank.

Operating expenses have increased in recent years due to the Savings Bank's increased mortgage banking operations. For the year ended September 30, 1995, operating expenses totaled 3.5% of average assets, a decrease from the 3.6% of average assets recorded for the year ended September 30, 1994. The operating expense ratios are attributable to loan production and loan servicing activities (which incur operating expenses), and general inflationary pressures on the Savings Bank's operations. Although operating expenses could be expected to decline somewhat if loan production levels decline, certain expenses should increase as a result of being a public company.

INCOME TAX EXPENSE
------------------
Income tax expense increased $1,248 from $1,195 for the year ended September 30, 1994 to $2,443 for the year ended September 30, 1995. The primary reason for the increase was a $3,489 increase in pre-tax income. The effective rate for the year ended September 30, 1994 was 39.1% as compared to 37.3% for 1995.

Mid Continent Bancshares, Inc.
================================================================================

COMPARISON OF OPERATING RESULTS FOR YEARS
-----------------------------------------
ENDED SEPTEMBER 30, 1995 AND 1996
---------------------------------

GENERAL
-------
Net income decreased by $980, or 23.9%, from $4,106 for the year ended September 30, 1995 to $3,126 for the year ended September 30, 1996.

TOTAL INTEREST INCOME
---------------------
Total interest income increased $3,948, or 24.3%, to $20,173 during the year ended September 30, 1996 from $16,225 for the year ended September 30, 1995. Interest income on loans receivable and on investment securities increased $1,413 and $2,669, respectively. The average yield on loans declined from 7.95% in 1995 to 7.76% in 1996, but increases in the loan portfolio resulted in an increase in loan interest in 1996 over 1995. The average yield of investment securities increased from 6.92% in 1995 to 7.15% in 1996. The increase in rates prompted more investment in securities and increased revenue resulted from both volume and rate increases. Interest on mortgage-related securities decreased $84 as mortgage-related securities were allowed to repay in the amount of $6,746. The average yield on mortgage-related securities increased from 6.92% in 1995 to 7.36% in 1996, but as rates increased, increased repayments took place in amounts sufficient to result in an overall decrease in interest from mortgage-related securities. Other interest income decreased $50 due to reduced average cash balances. The average rate of interest earned on interest-bearing cash accounts decreased from 1995 to 1996, plus the demand for cash to fund loans and investment securities, which paid higher yields, reduced the overall interest yield from cash accounts.

NET INTEREST INCOME
-------------------
Net interest income increased $684, or 9.5%, from $7,221 during the year ended September 30, 1995 to $7,905 for the year ended September 30, 1996. Total average interest-earning assets increased $53,094 from 1995 to 1996. Components of the interest-earning assets are discussed above. Overall the average yield remained unchanged, at 7.46%, for 1995 and 1996. The major increase in interest income was due to the increase in interest-earning assets with a lesser benefit from individual rate increases, primarily on mortgage-related securities and investment securities.

Average interest-bearing liabilities increased $53,614 from 1995 to 1996. Both deposit accounts and borrowed money increased in 1996. Average rates on deposits increased from 4.35% in 1995 to 4.63% in 1996. The average interest rate on borrowed money, however, declined from 6.33% in 1995 to 6.21% in 1996. Overall rates on interest-bearing liabilities increased from 4.59% in 1995 to 4.91% in 1996.

The ratio of average interest-bearing assets to interest-bearing liabilities decreased from 110.9% at September 30, 1995 to 108.4% at September 30, 1996.

Mid Continent Bancshares, Inc.
================================================================================

PROVISION FOR LOSSES ON LOANS
-----------------------------
The Savings Bank currently maintains an allowance for loan losses based upon management's periodic evaluation of known and inherent risks in the loan portfolio, the Savings Bank's past loss experience, adverse situations that may affect the borrowers' ability to repay loans, estimated value of the underlying collateral and current and expected market conditions. The allowance for loan losses was $423 and $421 at September 30, 1995 and 1996, respectively. The provision for losses on loans decreased $149 for the year ended September 30, 1996. The decrease in the provision resulted from management's evaluation of the adequacy of the allowance for loan losses. While the Savings Bank maintains its allowance for losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that further additions will not be made to the loss allowances and that such losses will not exceed the estimated amounts.

OTHER INCOME
------------
Other income decreased $582, or 7.5%, during the year ended September 30, 1996, as compared to the year ended September 30, 1995. During the year ended September 30, 1995, the Bank realized gain on sale of servicing rights of $1,961. There was no sales of servicing rights in the year ended September 30, 1996. All other significant sources of other income increased in 1996 compared to 1995.

Loan servicing fees (net of amortization) increased by $26, or 0.8%, from $3,102 to $3,128 during the years ended September 30, 1995 and 1996, respectively.
Servicing fees result primarily from service fees paid by investors and correlate closely with the size of the loan servicing portfolio. The increase in servicing fees during the year ended September 30, 1996, is reflective of the increase in the amount of loans serviced by Mid-Continent for others from $1,189,892 at September 30, 1995 to $1,229,153 at September 30, 1996.
Amortization of mortgage servicing rights increased by $346, or 26.5%, because of the effects of the increased servicing portfolio, scheduled amortization, prepayments and anticipated prepayments of loans. The growth in gross servicing fees was 8.4% and net servicing fees was 0.8%.

Service fees and other charges to customers increased by $693, or 37.5%, from $1,846 to $2,539 during the years ended September 30, 1995 and 1996, respectively. This source of income is primarily a function of the amount of deposits and the fees for deposit-related services charged by the Savings Bank. A primary source of this income is the Bank's high performance checking account program. The Bank also receives late charges related to loans serviced for the Bank, as well as serviced for others.

Net gains on sale of loans increased by $661, or 93.6%, from $706 to $1,367 during the years ended September 30, 1995 and 1996, respectively. The gains were attributable to the Savings Bank's secondary market activities and result from a combination of interest rates and management strategies. Gains from the sale of loans are dependent on market and economic conditions and,

Mid Continent Bancshares, Inc.
================================================================================

accordingly, there can be no assurance that the gains reported in current periods can be achieved in the future or that there will not be significant variations in the results from such activities.

OTHER EXPENSE
-------------
Other expense increased by $1,781, or 21.7%, from $8,202 to $9,983 during the years ended September 30, 1995 and 1996, respectively. This increase is primarily attributable to increases in salaries and related expenses, office supplies and related expense, advertising, federal insurance premiums and promotion.

Compensation and employee benefits increased $291, or 6.9%, in 1996 over 1995. The increase is due to normal annual salary adjustments and employment of personnel necessary to carry out the business activities of the Savings Bank.

Occupancy decreased $22 and office supplies expense increased $114, in 1996 over 1995. During 1996 the Savings Bank opened one new full service branch in Wichita, Kansas.

Data processing costs increased $135 in support of additional branch operations and in response to mortgage banking (including servicing) demands.

Advertising increased $34 in the fiscal year 1996 over fiscal 1995. Advertising was increased primarily to promote the Savings Bank's checking account programs.

Federal insurance premiums increased from $351 for the year ended September 30, 1995 to $1,504 for the year ended September 30, 1996. On September 30, 1996 the Economic Growth and Regulatory Paperwork Reduction Act of 1996 was signed into law. The Act imposed a special assessment on SAIF members to recapitalize the SAIF. The Bank's assessment was $1,053 which was charged to expense immediately. The rate of deposit insurance assessment is expected to materially decline in future periods.

Deposit account expense, related primarily to operation of the Savings Bank's checking account programs, increased from $227 in 1995 to $298 in 1996. The Savings Bank intends to expand its checking account and deposit account programs in the future.

Miscellaneous loan servicing expense increased $149 in 1996 over 1995. These expenses are directly related to the servicing of loans for others, as well as for the Savings Bank, and can be expected to rise as the Savings Bank grows and expands its servicing portfolio for others. See footnote 18 to the consolidated financial statements, Segment Information, for more information relative to the operation of the mortgage banking segment (which includes loan servicing for others) of the Savings Bank.

Operating expenses have increased in recent years due to the Savings Bank's increased mortgage

Mid Continent Bancshares, Inc.
================================================================================

banking operations. For the year ended September 30, 1996, operating expenses totaled 3.4% of average assets, a decrease from the 3.5% of average assets recorded for the year ended September 30, 1995. The operating expense ratios are attributable to loan production and loan servicing activities (which incur operating expenses), and general inflationary pressures on the Savings Bank's operations. Although operating expenses could be expected to decline somewhat if loan production levels decline, certain expenses should increase as a result of being a public company.

INCOME TAX EXPENSE
------------------

Income tax expense decreased $550 from $2,443 for the year ended September 30, 1995 to $1,893 for the year ended September 30, 1996. The primary reason for the decrease was a $1,530 decrease in pre-tax income. The effective rate for the year ended September 30, 1995 was 37.3% as compared to 37.7% for 1996.

AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID
-------------------------------------------------------------------

The following table presents for the periods indicated the total dollar amounts of interest income from average interest earning assets and the resultant yields, as well as the interest expense on the average interest bearing liabilities, expressed both in dollars and rates. Average balances for the year 1994 are derived from month-end balances. Average balances for the years 1995 and 1996 are derived from daily balances. Management does not believe that the use of month-end balances instead of daily average balances for 1994 has caused any material differences in the information presented.

Mid Continent Bancshares, Inc.
================================================================================

                                                                            Year Ended September 30,
                                   -------------------------------------------------------------------------------------------------
                                               1994                               1995                           1996
                                   -------------------------------  -------------------------------- -------------------------------
                                                          Average                           Average                         Average
                                   Average                Yield/      Average               Yield/   Average                Yield/
                                   Balance   Interest     Cost        Balance    Interest   Cost     Balance    Interest     Cost
                                   -------   --------     ----        -------    --------   ----     -------    --------     ----

Interest-earning assets:
  Loans receivable ............... $84,912      6862      8.08%      $129,687     10310      7.95%  $151,078     11723      7.76%
  Mortgage-related securities ....   44101      3015      6.84%         43430      3006      6.92%     39711      2922      7.36%
  Investment securities ..........   18866      1068      5.66%         37322      2581      6.92%     73431      5250      7.15%
  Other interest-earning assets...   17277       604      3.50%          7033       328      4.66%      6346       278      4.38%
                                  --------   -------      ----       --------   -------      ----   --------   -------      ----

       Total interest-
         earning assets ........    165156   $11,549      6.99%        217472   $16,225      7.46%    270566   $20,173      7.46%
                                             =======      ====                  =======      ====              =======      ====

Non-interest-earning assets          10414                              17401                          20892
                                  --------                           --------                       --------
                  Total assets    $175,570                           $234,873                       $291,458
                                  ========                           ========                       ========

Interest-bearing liabilities:
   Passbook savings deposits ...   $10,504   $   243      2.31%        $8,710   $   239      2.74%    $8,634   $   238      2.76%
   NOW accounts and money market
     demand deposits ...........     38498       605      1.57%         40131       565      1.41%     47285       756      1.60%
   Certificates of deposit .....     98409      4533      4.61%        123444      6697      5.43%    148922      8491      5.70%
   Other interest-bearing
     liabilities ...............      5947       563      9.47%         23751      1503      6.33%     44809      2783      6.21%
                                  --------   -------      ----       --------   -------      ----   --------   -------      ----
      Total interest-
        bearing liabilities ....    153358   $ 5,944      3.88%        196036   $ 9,004      4.59%    249650   $12,268      4.91%
                                             =======      ====                  =======      ====

Non-interest-bearing
  liabilities...................      3225                               4216                           5201
                                  --------                           --------                         ------
      Total liabilities             156583                             200252                         254851
Stockholder's equity                 18987                              34621                          36607
                                  --------                           --------                       --------
      Total liabilities and
        stockholders' equity      $175,570                           $234,873                       $291,458
                                  ========                           ========                       ========
Net interest income                           $5,605                             $7,221                         $7,905
                                             =======                            =======                        =======
Interest rate spread                                       3.11%                             2.87%                          2.55%
                                                           ====                              ====                           ====
Net yield on interest-
  bearing assets                                           3.39%                             3.32%                          2.92%
                                                           ====                              ====                           ====
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities                           107.69%                           110.93%                        108.38%
                                                         ======                            ======                         ======

Mid Continent Bancshares, Inc.
================================================================================

RATE/VOLUME ANALYSIS
--------------------

The following schedule presents the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

                                                         1994 vs. 1995                             1995 vs. 1996
                                           -----------------------------------------------------------------------------------------
                                                      Increase (Decrease)                       Increase (Decrease)
                                                           Due to                                     Due to
                                           -----------------------------------------------------------------------------------------
                                                                  Rate/                                       Rate/
                                            Volume      Rate      Volume       Net      Volume      Rate      Volume      Net
                                            ------      ----      ------       ---      ------      ----      ------      ---
Interest income:
   Loans receivable                        $ 3,616    ($  110)   ($   58)   $ 3,448    $ 1,701    ($  247)   ($   41)   $ 1,413
   Mortgage-related securities                 (43)        35         (1)        (9)      (258)       190        (16)       (84)
   Investment securities                     1,042        238        233      1,513      2,497         87         85      2,669
   Other interest-earning assets              (357)       200       (119)      (276)       (32)       (20)         2        (50)
                                           -------    -------    -------    -------    -------    -------    -------    -------
      Total interest-earning assets        $ 4,258    $   363    $    55    $ 4,676    $ 3,908    $    10    $    30    $ 3,948
                                           =======    =======    =======    =======    =======    =======    =======    =======

Interest expense:
   Passbook savings deposits               ($   41)   $    45    ($    8)   ($    4)   ($    2)   $     1    $     0    ($    1)
   NOW accounts and money market
    demand deposits                             25        (62)        (3)       (40)       100         77         14        191
   Certificates of deposit                    1154        805        206       2165       1383        341         70       1794
   Other interest-bearing liabilities         1686       (187)      (560)       939       1333        (28)       (25)      1280
                                           -------    -------    -------    -------    -------    -------    -------    -------
      Total interest-bearing liabilities   $ 2,824    $   601    ($  365)   $ 3,060    $ 2,814    $   391    $    59    $ 3,264
                                           =======    =======    =======    =======    =======    =======    =======    =======

Net change in net interest income          $ 1,434    ($  238)   $   420    $ 1,616    $ 1,094    ($  381)   ($   29)   $   684
                                           =======    =======    =======    =======    =======    =======    =======    =======

Mid Continent Bancshares, Inc.
================================================================================

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Savings Bank is required to maintain minimum levels of "liquid assets", as defined by the Office of Thrift Supervision ("OTS") regulations. This requirement, which may be varied from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum ratio is currently 5 percent. The Savings Bank's average liquidity ratio was 7.9% percent during September, 1996. The Savings Bank manages its liquidity ratio to meet its funding needs, including: deposit outflows; disbursement of payments collected from borrowers for taxes and insurance; repayment of Federal Home Loan Bank advances and other borrowings; and loan principal disbursements. The Savings Bank also monitors its liquidity position in accordance with its asset/liability management objectives.

In addition to funds provided from operations, the Savings Bank's primary sources of funds are: savings deposits; principal repayments on loans and mortgage-backed securities; and matured or called investment securities. The Savings Bank also borrows funds from time to time from the Federal Home Loan Bank of Topeka (the "FHLB").

Scheduled loan repayments and maturing investment securities are a relatively predictable source of funds. However, savings deposit flows and prepayments on loans and mortgage-backed securities are significantly influenced by changes in market interest rates, economic conditions and competition. The Savings Bank strives to manage the pricing of its deposits to maintain a balanced stream of cash flows commensurate with its loan commitments and other predictable funding needs.

The Savings Bank usually maintains a portion of its cash on hand in interest-bearing demand deposits with the FHLB to meet immediate loan commitment and savings withdrawal funding requirements. When applicable, cash in excess of immediate funding needs is invested into longer-term investment and mortgage-backed securities, some of which may also qualify as liquid investments under current OTS regulations.

The Savings Bank has a $54,400 line of credit with the FHLB which may be used to provide funds necessary to cover cash shortages on a daily basis, and the ability to obtain various other FHLB advances up to a total borrowing limit of approximately $200,000, the amount of the Banks residential housing finance assets. At September 30, 1996, the Savings Bank had total FHLB borrowings of $81,700.

Management believes the Savings Bank has sufficient resources available to meet its foreseeable funding requirements. At September 30, 1996, the Savings Bank had outstanding loan commitments of $63,743, and certificates of deposit scheduled to mature within one year of $97,575.

As required by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), the Savings Bank must meet or exceed three separate standards of capital adequacy. OTS regulations require financial institutions to have minimum tangible capital equal to 1.50 percent of total adjusted assets; minimum core capital equal to 3.00 percent of total adjusted assets; and risk-based capital equal

Mid Continent Bancshares, Inc.
================================================================================

to 8.00 percent of total risk-weighted assets.

The Savings Bank's capital requirements and actual capital under the OTS regulations were as follows at September 30, 1996:

                                                     Amount         Percent of
                                                  (Thousands)        Adjusted
                                                                      Assets
                                                -----------         -----------
Tangible capital:
      Actual amount                                 $31,827            9.3%
      Required amount                                 5,122            1.5%
                                                     ------            ----
          Excess                                     26,705            7.8%
                                                     ======            ====
Core capital:
      Actual amount                                  31,827            9.3%
      Required amount                                10,244            3.0%
                                                     ------            ----
          Excess                                     21,583            6.3%
                                                     ======            ====
Risk-based capital:
      Actual amount                                  32,281           24.5%
      Required amount                                10,551            8.0%
                                                     ------            ----
          Excess                                     21,730           16.5%
                                                     ======           =====



OTHER MATTERS
-------------

LEGAL PROCEEDINGS
-----------------
Supreme Court Ruling on Breach of Contract Regarding Supervisory Goodwill:

Mid-Continent Federal Savings Bank, the wholly-owned subsidiary of Mid Continent Bancshares, Inc., is pursuing its claim against the federal government to recover funds lost as a result of the enactment of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"). In 1986, the Bank was encouraged by the federal government to acquire an insolvent thrift institution ("Reserve Savings and Loan Association"). The federal government allowed the Bank to count the insolvent thrift's losses as "goodwill" assets and to double-count as "capital credit" federal government funds provided to help the Bank take over the failing thrift. The Bank contends (among other things) in its lawsuit that the federal government breached its contract with the Bank when FIRREA was enacted because FIRREA prevented the Bank from counting such assets toward minimum capital requirements. As a result of FIRREA, the Bank was forced to write off approximately $7,500,000 in supervisory goodwill. This write off reduced the Bank's regulatory capital.

Mid Continent Bancshares, Inc.
================================================================================


On July 1, 1996, the United States Supreme Court Affirmed decisions by a federal appellate court that the government had breached express contracts with three thrifts (U.S., v. Winstar Corp, et al.) and therefore was liable for damages. Those lawsuits stemmed from circumstances that are similar to those of the Bank; in order to persuade those thrifts to acquire certain insolvent thrift institutions, the federal government promised accounting treatment similar to that promised to the Bank.

While the Supreme Court's ruling in U.S. v. Winstar Corp, et al., serves to support the Bank's legal claims in its pending lawsuit against the federal government, it is not possible at this time to predict what effect the Supreme Court's ruling, and subsequent rulings of a lower court concerning damages, will have on the outcome of the Bank's lawsuit. Notwithstanding the Supreme Court's ruling, there can be no assurance that the Bank will be able to recover any funds arising out of its claim and, if any recovery is made, the amount of such recovery.

MID CONTINENT BANCSHARES, INC.
AND SUBSIDIARY

TABLE OF CONTENTS
-----------------------------------------------------------------------------


                                                                         Page

INDEPENDENT AUDITORS' REPORT ON FINANCIAL
  STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS:

  Consolidated Balance Sheets as of September 30, 1995 and 1996           27

  Consolidated Statements of Income for the Years Ended
   September 30, 1994, 1995 and 1996                                      29

  Consolidated Statements of Stockholders' Equity for the Years
   Ended September 30, 1994, 1995 and 1996                                30

  Consolidated Statements of Cash Flows for the Years Ended
   September 30, 1994, 1995 and 1996                                      31

  Notes to Consolidated Financial Statements for the Years Ended
   September 30, 1994, 1995 and 1996                                      33

[CORPORATE LOGO]     Suite 400                       Telephone: (416) 474-6180
                     1010 Grand Avenue
                     Kansas City, Missouri 64106-2232


INDEPENDENT AUDITORS' REPORT


Board of Directors
Mid Continent Bancshares, Inc.
El Dorado, Kansas

We have audited the accompanying consolidated balance sheets of Mid Continent Bancshares, Inc. and subsidiary (the "Company") as of September 30, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for mortgage servicing rights for the year ended September 30, 1995 and changed its method of accounting for income taxes for the year ended September 30, 1994.


/s/ Deloitte & Touche LLP


November 12, 1996



Deloitte Touche
Tohmatsu
International

MID CONTINENT BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 1995 AND 1996
(Dollars in thousands, except share amounts)
-------------------------------------------------------------------------------


ASSETS                                                       1995        1996

CASH AND CASH EQUIVALENTS:
  Cash and amounts due from depository institutions       $  1,187      1,694
  Interest bearing deposits in other banks                   4,490      3,924
                                                          --------   --------
           Total cash and cash equivalents                   5,677      5,618

INVESTMENT SECURITIES, At cost (Market value of $53,978
  and $83,827)                                              54,243     86,235

CAPITAL STOCK OF FEDERAL HOME LOAN BANK, At cost             2,206      4,327

MORTGAGE-RELATED SECURITIES, At cost (Market value of
  $40,342 and $34,366)                                      40,004     34,383

LOANS HELD FOR SALE (Market value of $22,335
  and $13,816)                                              22,108     13,718

LOANS RECEIVABLE (Less allowance for loan losses
  of $423 and $421)                                        124,796    171,158

PREMISES AND EQUIPMENT, Net                                  4,757      6,271

REAL ESTATE OWNED (Less allowance for losses of
  $51 and $34)                                                 187         28

ACCRUED INTEREST RECEIVABLE:
  Loans receivable                                           1,111      1,285
  Mortgage-related securities                                  291        262
  Investment securities                                        817      1,197
                                                          --------   --------
           Total accrued interest receivable                 2,219      2,744

EXCESS OF COST OVER FAIR VALUE OF ASSETS ACQUIRED
  (Less accumulated amortization of $994 and $1,055)            83         22

MORTGAGE SERVICING RIGHTS, Net                              11,625     12,496

OTHER ASSETS                                                 3,018      3,186

TOTAL ASSETS                                              $270,923   $340,186
                                                          ========   ========


                                                                     (Continued)

MID CONTINENT BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 1995 AND 1996
(Dollars in thousands, except share amounts)
-------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY                               1995         1996

DEPOSITS                                                        $ 195,716   $ 214,493

ADVANCE PAYMENTS BY BORROWERS FOR TAXES
  AND INSURANCE                                                     2,029       1,805

INCOME TAXES PAYABLE                                                  607

DEFERRED INCOME TAXES                                                 168         698

ACCRUED AND OTHER LIABILITIES                                       2,668       4,683

ADVANCES FROM FEDERAL HOME LOAN BANK                               33,000      81,700
                                                                ---------   ---------
           Total liabilities                                      234,188     303,379

COMMITMENTS AND CONTINGENT LIABILITIES

STOCKHOLDERS' EQUITY:
  Preferred stock, no par value; 10,000,000 shares authorized, no shares issued or outstanding
  Common stock, $.10 par value, 20,000,000 shares authorized,
    2,248,250 shares issued                                           225         225
  Additional paid-in capital                                       21,553      21,663
  Unearned compensation - Employee Stock Ownership Plan            (1,190)     (1,054)
  Unearned compensation - Management Stock Bonus Plan                (746)       (547)
  Retained earnings, substantially restricted                      18,067      20,424
                                                                ---------   ---------
                                                                   37,909      40,711

  Treasury stock, 80,000 and 231,500 shares, at cost               (1,174)     (3,904)
                                                                ---------   ---------
           Total stockholders' equity                              36,735      36,807
                                                                ---------   ---------
TOTAL LIABILITIES AND STOCKHOLDER' EQUITY                       $ 270,923   $ 340,186
                                                                =========   =========


See notes to consolidated financial statements

MID CONTINENT BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996
(Dollars in thousands, except share amounts)
-------------------------------------------------------------------------------


                                                                                1994        1995        1996
INTEREST INCOME:
  Loans receivable                                                          $   6,862    $ 20,310    $ 11,723
  Mortgage-related securities                                                   3,015       3,006       2,922
  Investment securities                                                         1,068       2,581       5,250
  Other interest - cash and cash equivalents                                      604         328         278
                                                                               ------      ------      ------
          Total interest income                                                11,549      16,225      20,173
                                                                               ------      ------      ------

INTEREST EXPENSE:
  Deposits                                                                      5,380       7,501       9,485
  Advances from Federal Home Loan Bank                                            525       1,503       2,783
  Other borrowed funds                                                             39
                                                                               ------      ------      ------
          Total interest expense                                                5,944       9,004      12,268
                                                                               ------      ------      ------
NET INTEREST INCOME                                                             5,605       7,221       7,905

PROVISION FOR LOAN LOSSES                                                           6         224          75
                                                                               ------      ------      ------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                             5,599       6,997       7,830

OTHER INCOME:
  Loan servicing fees                                                           2,689       4,407       4,779
  Amortization of mortgage servicing rights                                      (899)     (1,305)     (1,651)
  Gain on sale of mortgage servicing rights                                                 1,961
  Service fees and other charges to customers                                   1,032       1,846       2,539
  Gain on sale of loans held for sale, net                                        896         706       1,367
  Insurance commissions                                                           107         100          54
  Other                                                                           (24)         39          84
                                                                               ------      ------      ------
          Total other income                                                    3,801       7,754       7,172
                                                                               ------      ------      ------
OTHER EXPENSES:
  Salaries and employee benefits                                                3,208       4,245       4,536
  Occupancy of premises                                                           778         866         844
  Office supplies and related expenses                                            410         529         643
  Data processing                                                                 490         455         590
  Advertising and promotions                                                      329         414         448
  Federal insurance premiums                                                      330         351       1,504
  Professional services                                                           160         313         272
  Provision for losses on real estate owned                                        59          81          18
  Amortization of excess cost over fair value of assets acquired                   91          78          60
  Deposit accounts                                                                139         227         298
  Loan servicing                                                                  120         193         342
  Other                                                                           226         450         428
                                                                               ------      ------      ------
          Total other expenses                                                  6,340       8,202       9,983
                                                                               ------      ------      ------
INCOME BEFORE INCOME TAX EXPENSE AND CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING FOR INCOME TAXES                                         3,060       6,549       5,019

INCOME TAX EXPENSE                                                              1,195       2,443       1,893
                                                                               ------      ------      ------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING FOR INCOME TAXES                                                   1,865       4,106       3,126

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR INCOME TAXES                        136
                                                                               ------      ------      ------
NET INCOME                                                                  $   2,001     $ 4,106    $  3,126
                                                                               ======      ======      ======
EARNINGS PER SHARE (FROM JUNE 27, 1994):
  Income before cumulative effect of change in accounting for income taxes  $    0.30     $  1.97    $   1.59
                                                                               ======      ======      ======
  Net income                                                                $    0.30     $  1.97    $   1.59
                                                                               ======      ======      ======

See notes to consolidated financial statements.


MID CONTINENT BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996
(Dollars in thousands, except share amounts)
-------------------------------------------------------------------------------

                                                                            Unearned     Unearned
                                                                          Compensation- Compensation -
                                                                 Employee  Management    Retained
                                        Common Stock  Additional  Stock       Stock      Earnings,   Treasury Stock       Total
                                       --------------   Paid-In  Ownership    Bonus   Substantially ----------------   Stockholders'
                                       Shares  Amount   Capital     Plan      Plan      Restricted   Shares Amount        Equity

BALANCE, October 1, 1993                                                                 $ 12,791                      $ 12,791

  Issuance of common stock, net      2,112,250   $211   20,158                                                           20,369

  Common stock issued to Employee
    Stock Ownership Plan               136,000     14    1,346     (1,360)

  Common stock committed to be
    released for allocation-
    Employee Stock Ownership Plan                                      48                                                    48

  Net income                                                                                2,001                         2,001
                                    ----------   ----  -------    -------       -----    --------  --------- -------     -------
BALANCE, September 30, 1994          2,248,250    225   21,504     (1,312)                 14,792                        35,209

  Acquisition of common stock
   for Management Stock Bonus Plan                                            $  (995)                                     (995)

  Acquisition of Treasury Stock                                                                       80,000 (1,174)     (1,174)

  Common stock committed to be
    released for allocation-
    Employee Stock Ownership Plan                                     122                                                   122

  Increase in fair market value
    of Employee Stock Ownership
    Plan shares committed to
    be released for allocation                              49                                                               49

  Amortization of unearned
    compensation - Management
    Stock Bonus Plan                                                              249                                       249

  Dividends on common stock to
    stockholders                                                                             (831)                         (831)

Net income                                                                                  4,106                         4,106
                                    ----------   ----  -------    -------       -----    --------  --------- -------     -------
BALANCE, September 30, 1995          2,248,250    225   21,553     (1,190)       (746)     18,067     80,000  (1,174)    36,735

  Acquisition of Treasury Stock                                                                      151,500  (2,730)    (2,730)

  Common stock committed to
    be released for allocation -
    Employee Stock Ownership Plan                                     136                                                   136

  Increase in fair market value
    of Employee Stock Ownership
    Plan shares committed to
    be released for allocation                             110                                                              110

  Amortization of unearned
    compensation - Management
    Stock Bonus Plan                                                              199                                       199

  Dividends on common stock
    to stockholders                                                                          (769)                         (769)

Net income                                                                                  3,126                         3,126
                                    ----------  ----   -------    -------       -----    --------  --------- -------     -------
BALANCE, September 30, 1996         $2,248,250  $225   $21,663    $(1,054)      $(547)   $ 20,424  $ 231,500 $(3,904)    $36,807
                                    ==========  ====   =======    =======       =====    ========  ========= =======     =======

See notes to consolidated financial statements.

MID CONTINENT BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996
(Dollars in thousands, except share amounts)
-----------------------------------------------------------------------------


                                                                               1994       1995       1996

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                $  2,001   $  4,106     $  3,126
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
    Cumulative effect of change in accounting for income taxes                  (136)
    Common stock committed to be released for allocation -
      Employee Stock Ownership Plan                                               48        122          136
    Increase in fair market value of Employee Stock Ownership
      Plan shares committed to be released for allocation                                    49          110
    Amortization of unearned compensation - Management
      Stock Bonus Plan                                                                      249          199
    Stock dividend on capital stock of Federal Home Loan Bank                                           (172)
    Amortization (accretion) of premiums and discounts on mortgage-
      related securities and investment securities, net                         (120)      (134)        (155)
    Provision for loan losses                                                      6        224           75
    Provision for losses on real estate owned                                     59         81           18
    Net loan origination fees capitalized                                        368        380        1,602
    Amortization of net deferred loan origination fees                          (116)      (371)        (168)
    Amortization of mortgage servicing rights                                    899      1,305        1,651
    Amortization of excess of cost over fair value of assets acquired             91         78           60
    (Gain) loss on sale of real estate owned, net                                 34         (7)         (34)
    Depreciation and amortization on premises and equipment                      358        393          344
    Gain on sale of premises and equipment                                                  (12)
    Gain on sale of loans held for sale, net                                    (896)      (706)      (1,367)
    Origination/purchase of loans held for sale                             (196,388)  (107,341)    (195,873)
    Proceeds from sale of loans held for sale                                219,491     91,466      205,630
    Gain on sale of mortgage servicing rights                                            (1,961)
    Provision (benefit) for deferred income taxes                                347       (225)         530
    Changes in:
      Accrued interest receivable                                               (263)      (935)        (525)
      Other assets                                                            (1,502)       (27)        (698)
      Income taxes payable                                                      (212)       607          (77)
      Accrued and other liabilities                                             (487)     1,091        2,028
                                                                            --------   --------     --------
            Net cash provided by (used in) operating activities               23,582    (11,568)      16,440
                                                                            --------   --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from maturities of investment securities                            1,300     10,100       29,000
  Purchases of investment securities                                         (10,371)   (42,000)     (62,753)
  Principal collected on mortgage-related securities                          14,097      4,985        6,746
  Purchases of mortgage-related securities                                   (16,310)                 (1,158)
  Loan originations net of principal collected on loans receivable           (45,608)   (23,171)     (48,069)
  Proceeds from sales of premises and equipment                                   43        117
  Acquisitions of mortgage servicing rights, net                              (3,968)    (8,423)      (2,522)
  Proceeds from sales of mortgage servicing rights                                        3,766
  Purchases of premises and equipment                                         (1,124)    (1,416)      (1,858)
  Proceeds from sales of real estate owned                                       427        170          374
                                                                            --------   --------     --------
            Net cash used in investing activities                            (61,514)   (55,872)     (80,240)
                                                                            --------   --------     --------

                                                                    (Continued)

MID CONTINENT BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996
(Dollars in thousands, except share amounts)
-----------------------------------------------------------------------------


                                                                  1994            1995        1996

CASH FLOWS FROM FINANCING ACTIVITIES:
  Receipts for deposits, net                                    $  8,926      $   40,952   $  18,779
  Increase (decrease) in advance payments
   by borrowers for taxes and insurance, net                         260             126        (225)
  Proceeds from advances from Federal Home Loan Bank               8,000          96,600     199,500
  Repayments on advances from Federal Home Loan Bank              (6,500)        (72,600)   (150,800)
  Acquisition of common stock for Management Stock Bonus Plan                       (995)
  Acquisition of treasury stock                                                   (1,174)     (2,730)
  Cash dividends on common stock to stockholders                                    (615)       (783)
  Issuance of common stock                                        20,369
                                                                  ------          ------      ------
           Net cash used in financing activities                  31,055          62,294      63,741
                                                                  ------          ------      ------

DECREASE IN CASH AND CASH EQUIVALENTS                             (6,877)         (5,146)        (59)

CASH AND CASH EQUIVALENTS:
  Beginning of year                                               17,700          10,823       5,677
                                                                  ------          ------      ------
  End of year                                                   $ 10,823      $    5,677   $   5,618
                                                                ========         ==========   =========
SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION:
  Income tax payments, net of refunds                           $  1,414      $    1,708   $   2,424
                                                                ========         ==========   =========
  Interest payments, including interest credited to deposits
    of approximately $5,353, $7,218 and $9,434                  $  5,935      $    8,758   $  12,287
                                                                ========         ==========   =========

SUPPLEMENTAL DISCLOSURES OF NONCASH
  INVESTING AND FINANCING ACTIVITIES:
  Loans held for sale securitized into mortgage-related
    securities                                                  $ 81,962         $   40,544   $  88,413
                                                                ========         ==========   =========

  Common stock issued to Employee Stock Ownership Plan          $  1,360
                                                                ========         ==========   =========

  Loans transferred to real estate owned                        $    212         $      386   $     238
                                                                ========         ==========   =========

  Loans made upon the sale of real estate owned                 $    373                      $      40
                                                                ========         ==========   =========

  Accrued dividends on common stock                                              $      204   $     190
                                                                                 ==========   =========


See notes to consolidated financial statements.                     (Concluded)

MID CONTINENT BANCSHARES, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996
(Dollars in thousands, except share amounts)
-----------------------------------------------------------------------------


1.  STOCK CONVERSION

    On November 23, 1993, the Board of Directors of Mid-Continent Federal Savings and Loan Association of El Dorado unanimously adopted a Plan of Conversion to convert from a federally chartered mutual savings and loan association to a federally chartered stock savings bank to be known as Mid-Continent Federal Savings Bank (the "Savings Bank") and to form Mid Continent Bancshares, Inc., (the "Company"), a Kansas corporation, to act as the holding company of the Savings Bank. At the date of conversion, June 27, 1994, the Company completed the sale of 2,248,250 shares of common stock, $.10 par value, through concurrent Subscription and Community Offerings at $10.00 per share. Included in the total shares sold are 136,000 shares which were purchased by the Employees Stock Ownership Plan ("ESOP") at $10.00 per share. Net proceeds from the conversion, after recognizing conversion expenses and underwriting costs of $754 were $21,729. From the net proceeds, the Company used $11,241 to purchase all of the capital stock of the Savings Bank and $1,360 to fund the purchase of 136,000 shares of the Company stock by the ESOP. The Company owns 100% of the Savings Bank's common stock.

    At the time of conversion, the Savings Bank segregated and restricted $13,434 of retained earnings, which was the amount of its regulatory capital as of December 31, 1993, in a liquidation account for the benefit of eligible account holders who continue to maintain their deposit accounts in the Savings Bank after conversion. In the event of a complete liquidation of the Savings Bank (and only in such an event), eligible depositors who continue to maintain accounts shall be entitled to received a distribution from the liquidation account in an amount proportionate to the current adjusted balances of all qualifying deposits then held. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits.

    Subsequent to the conversion, the Company or the Savings Bank may not declare or pay a cash dividend on any of its shares of common stock if the effect would reduce stockholders' equity below either the amount required for the liquidation account discussed above or the applicable regulatory capital requirements or if such declaration and payment would otherwise violate regulatory requirements.

2.  ACCOUNTING POLICIES AND PROCEDURES

    Principles of Consolidation - The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, Mid-Continent Federal Savings Bank. The Savings Bank grants mortgage and consumer loans primarily to customers within the state of Kansas. The Savings Bank has a wholly owned subsidiary, Laredo Investment, Inc., that is engaged in promoting the sale of tax deferred annuities and receives related commissions. Significant intercompany accounts and transactions have been eliminated.

    Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, amounts due from depository institutions, treasury bills and interest bearing deposits in other banks purchased with an original maturity of three months or less.

    The Savings Bank is required by regulation to maintain liquid assets in the form of cash and securities approved by federal regulations, at a monthly average of not less than 5% of customer deposits and short-term borrowings.

    Investment Securities - Investment securities include securities of the United States Government and its agencies and are recorded at amortized cost. Related premiums and discounts are accreted or amortized into income over the lives of the securities using the level-yield method. Securities are not adjusted to the lower of amortized cost or market because management has both the ability and intent to hold these securities to maturity.

    Capital Stock of Federal Home Loan Bank - Capital stock of Federal Home Loan Bank is carried at cost. Dividends received on such stock are reflected as interest income on investment securities in the consolidated statements of income.

    Mortgage-Related Securities - Mortgage-related securities are recorded at amortized cost. The related premiums and discounts are accreted or amortized over the estimated lives of the underlying securities using the level-yield method. These securities are not adjusted to the lower of amortized cost or market because management has both the ability and intent to hold these securities to maturity.

    Loans Held for Sale - The Savings Bank's management designates certain loans receivable at the date of origination or purchase as held for sale as management does not intend to hold such loans to maturity. Accordingly, such loans are carried at the lower of cost (outstanding principal adjusted for net unearned fees and costs) or market value (determined on an aggregate basis with consideration given to forward delivery commitments). Such loans are originated or purchased and intended for sale in the secondary market and are generally sold with servicing retained by the Savings Bank. Gains or losses on such sales are recognized utilizing the specific identification method for financial reporting and income tax purposes at the time of sale. Loan fees, net discounts, premiums and other related costs are recognized at the time the related loans are sold to third-party investors. Interest on these loans is included in interest income on loans receivable.

    Loans Receivable - Loans are stated at the amount of unpaid principal less a provision for loan losses, undisbursed loan funds and unearned discounts and loan fees, net of certain direct loan origination costs. Interest on loans is credited to income as earned and accrued only if deemed collectible. Loans are placed on nonaccrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. As a general rule, the accrual of interest is discontinued when principal or interest payments become 90 days past due or earlier if conditions warrant. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears or recorded as income, depending on management's assessment of the ultimate collectibility of the loan. Nonaccrual loans may be restored to accrual status when principal and interest become current and full payment of principal and interest is expected.

    Net loan origination and commitment fees are amortized as a yield adjustment to interest income using the level-yield method over the contractual lives of the related loans.

    Provision for Loan Losses - The Savings Bank considers a loan to be impaired when management believes it is probable that it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, the Savings Bank is required to record a loss valuation allowance equal to the present value of the estimated future cash flows discounted at the loan's effective rate or based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. These estimates are susceptible to changes that could result in a material adjustment to operations. Recovery of the carrying value of such loans is dependent to a great extent upon economic, operating and other conditions that may be beyond the Savings Bank's control.

    Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed primarily on the straight-line method over the estimated useful lives of the related assets. The following represents a summary of estimated useful lives:

                                                              Years

Building and improvements                                       40
Furniture, fixtures and equipment                             5-10
Automobiles                                                      3


    Real Estate Owned - Real estate owned represents foreclosed assets held for sale and is recorded at fair value as of the date of foreclosure or transfer less estimated disposal costs (the new basis) and is subsequently carried at the lower of the new basis or fair value on the current measurement date. Subsequently, properties are evaluated and any additional declines which reduce the fair value to less than carrying value are provided for as a provision for losses on real estate owned. Costs and expenses related to major additions and improvements are capitalized while maintenance and repairs which do not improve or extend the lives of the assets are expensed currently. Gains on the sale of real estate owned for which the Savings Bank grants a loan are recognized upon disposition of the property to the extent allowable considering certain down payments and other requirements.

    Excess of Cost Over Fair Value of Assets Acquired - Excess of cost over fair value of assets acquired is amortized using a level-yield method over the estimated remaining life of the long-term interest-bearing assets acquired. Level-yield amortization is determined based upon the carrying amount of the long-term interest-bearing assets acquired. The estimated remaining life of the excess of cost over fair value of assets acquired is two years as of September 30, 1996.

     Mortgage Servicing Rights - Mortgage servicing rights consist of the following:

       Originated Mortgage Servicing Rights - The Savings Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 122, Accounting for Mortgage Servicing Rights, effective for the year ended September 30, 1995. This Statement requires the recognition of mortgage servicing rights related to mortgage loans acquired through origination activities of the Savings Bank. The originated mortgage servicing rights are recorded at cost based upon the relative fair values of the loans and the servicing rights. Servicing release fees paid on comparable loans and discounted cash flows are used to determine estimates of fair values. The Savings Bank capitalized originated mortgage servicing rights of $322 in 1995 related to the adoption of SFAS No. 122 which effect is included in the gain on sale of loans, net, to the extent such originated loans were sold prior to September 30, 1995. These rights are amortized in proportion to and over the period of expected net servicing income.

       Purchased Mortgage Servicing Rights - Purchased mortgage servicing rights are acquired from independent third-party originators and are recorded at the lower of cost or fair value. Prior to the adoption of SFAS No. 122, the excess of the sale consideration received for purchased loans over the recorded basis of those loans was offset against the cost of the mortgage servicing right instead of being recorded as income. As the Savings Bank has adopted SFAS No. 122, no gains on the sale of loans were offset against the cost of the mortgage servicing rights in 1995. The offset was $714 in 1994. Such rights are amortized in proportion to and over the period of expected net servicing income.

       Impairment Evaluation - The Savings Bank evaluates the carrying value of capitalized mortgage servicing rights on a periodic basis based on their estimated fair value. For purposes of evaluating and measuring impairment of capitalized servicing rights, in accordance with SFAS No 122, the Savings Bank stratifies the rights based on their predominant risk characteristics. The significant risk characteristics considered by the Savings Bank are loan type, period of origination and stated interest rate. If the fair value estimated, using a discounted cash flow methodology, is less than the carrying amount of the portfolio, the portfolio is written down to the amount of the discounted expected cash flows utilizing a valuation allowance. The Savings Bank utilizes consensus market prepayment assumptions and discount rates to evaluate its capitalized servicing rights which considers the risk characteristics of the underlying servicing rights. For the years ended 1994, 1995 and 1996, there were no write downs or valuation allowances established for capitalized servicing.

       Sale of Mortgage Servicing Rights - The Savings Bank recognizes gains on sales of mortgage servicing rights when a legal closing of the sale occurs with title passing to the buyer, all significant risks and rewards of ownership have transferred to the buyer, including risks related to default prepayment (including no uncapped risks related to defaults or prepayments) and there are no significant unresolved contingencies. The Savings Bank defers the gain on sale of servicing until these conditions are met.

    Income Taxes - The Company, the Savings Bank and its subsidiary file a consolidated Federal income tax return. State income tax returns are individually filed for each of the entities.

    On October 1, 1993, the Company changed its method of accounting for income taxes to conform to the requirements of SFAS No. 109, Accounting for Income Taxes, which specifies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are established for the temporary differences between the financial accounting basis and tax basis of the Company's assets and liabilities at the current statutory tax rates. A valuation allowance is established for deferred tax assets when their realization is in doubt based on a "more likely than not" analysis. The cumulative effect of the change in accounting for income taxes was to increase net income by $136 for the year ended September 30, 1994. The Company reflected this cumulative effect in operations during the year ended September 30, 1994.

    The Savings Bank is permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. This addition differs from the bad debt experience used for financial accounting purposes. Bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Under SFAS No. 109, a deferred tax liability is provided only to the extent the tax bad debt reserve exceeds the base year reserve. The base year reserve is the tax bad debt reserve as of September 30, 1988. Retained earnings as of

    September 30, 1996 includes approximately $2,071 representing such bad debt reserve as of the base year for which no deferred income taxes have been provided.

    On August 20, 1996, the Small Business Job Protection Act of 1996 (the "Act") was enacted into legislation. The Act repeals the special bad debt reserve method for thrift institutions. The Act requires thrifts to recapture any reserves accumulated after 1987 but forgives taxes owed on reserves accumulated prior to 1988. Thrift institutions will be given six years to account for the recaptured excess reserves, beginning with the first taxable year after 1995, and will be permitted to delay the timing of this recapture for one or two years subject to whether they meet certain residential loan tests. The Act will not have a material impact on the Company's financial statements as a deferred tax liability has been provided on the excess reserves.

    Revenue Recognition - Servicing fees, interest income, late fees, and other ancillary income related to the Savings Bank's servicing activities are accrued as earned.

    Earnings Per Share - The Company completed its initial stock offering on June 27, 1994, and, accordingly, earnings per share for 1994 was computed on net income and the weighted average number of common and common equivalent shares outstanding subsequent to June 27, 1994. Common equivalent shares include shares usable upon exercise of dilutive options outstanding determined under the treasury stock method. The Company accounts for the shares acquired by its ESOP in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position 93-6 and the shares acquired for its Management Stock Bonus Plan (MSBP) in a manner similar to the ESOP shares; shares acquired by the ESOP and MSBP are not considered in the weighted average shares outstanding until the shares are committed for allocation or vested to an employee's individual account. The weighted average number of common and common equivalent shares outstanding for the periods indicated below are:

          June 27, 1994 through September 30, 1994       2,114,894 shares
          October 1, 1994 through September 30, 1995 2,087,668 shares October 1, 1995 through September 30, 1996 1,962,849 shares

    Regulatory Compliance - Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), the Office of Thrift Supervision ("OTS") established capital regulations requiring savings associations to maintain: (i) core capital equal to 3.0% of adjusted total assets, (ii) tangible capital equal to 1.5% of adjusted total assets and (iii) risk-based capital equal to 8.0% of risk-weighted assets.

    The Savings Bank meets all of the minimum capital requirements as of September 30, 1996. The Savings Bank's capital amounts and ratios as of September 30, 1996 are as follows:


                                         Required               Actual                   Excess
                                    ------------------    -------------------      -------------------
                                    Amount      Ratio      Amount       Ratio      Amount       Ratio

Core capital to adjusted
  total assets                   $   10,244      3.0 %   $ 31,827        9.3 %   $ 21,583       6.3 %
Tangible capital to
  adjusted total assets               5,122      1.5 %     31,827        9.3 %     26,705       7.8 %
Total capital to risk-
  weighted assets                    10,551      8.0 %     32,281       24.5 %     21,730      16.5 %


    A reconciliation of the Savings Bank's stockholders' equity under generally accepted accounting principles to regulatory capital amounts as of September 30, 1996 is as follows:

Stockholders' equity, core and tangible capital - as reported by the Savings Bank      $31,827
General loan loss reserves                                                                 454
                                                                                       -------

Risk-based capital                                                                     $32,281
                                                                                       =======

    The ability to include supervisory goodwill for purposes of the core capital requirement was phased out on January 1, 1995.

    The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") required each federal banking agency to implement prompt corrective actions for institutions that it regulates. In response to this requirement, OTS adopted final rules, based upon FDICIA's five capital tiers. The rules provide that a savings bank is "well capitalized" if its total risk-based capital ratio is 10% or greater, its Tier 1 risk-based capital ratio is 6% or greater, its leverage is 5% or greater and the institution is not subject to a capital directive. Under this regulation, the Savings Bank is deemed to be "well capitalized" as of September 30, 1996.

    Estimates - The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of September 30, 1994, 1995 and 1996 and the reported amounts of revenues and expenses during the years then ended. Significant estimates include the loan loss reserve and fair value of financial instruments. Actual results could differ from those estimates.

    New Statements of Financial Accounting Standards - In March 1995, FASB issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which will become effective for the Company beginning October 1, 1996. This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized to reduce the carrying amount to the fair value of the asset. Generally, long-lived assets and certain identifiable intangibles that are to be disposed of should be reported at the lower of the carrying amount or fair value less costs to sell. The Company does not anticipate that the implementation of this Statement will have a material impact on the consolidated financial statements.

    In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, which will become effective for the Company beginning October 1, 1996. SFAS No. 123 will require increased disclosure of compensation expense arising from both fixed and performance stock compensation plans. Such expense will be measured as the fair value of the award at the date it is granted using an option-pricing model that takes into account the exercise price and expected volatility, expected dividends on the stock and the expected risk-free rate of return during the term of the option. The compensation cost would be recognized over the service period, usually the period from the grant date to the vesting date. SFAS No. 123 encourages, rather than requires, companies to adopt a new method that accounts for stock compensation awards based on their estimated fair value at the date they are granted. Companies would be permitted, however, to continue accounting under Accounting Principles Board ("APB") Opinion No. 25. The Company will continue to apply APB Opinion No. 25 in their financial statements and will be required to disclose pro forma net income and earnings per share in a footnote, determined as if the Company had applied the new method.

    In June 1996, the FASB issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinquishments of Liabilities, which will become effective for the Company for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. This Statement supersedes SFAS No. 122, Accounting for Mortgage Servicing Rights. For each servicing contract in existence before January 1, 1997, previously recognized servicing rights and "excess servicing" receivables shall be combined, net of any previously recognized servicing obligations under that contract, as a servicing asset or liability. The Statement provides that servicing assets and other retained interests in transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on their relative fair values at the date of the transfer, and servicing assets and liabilities be subsequently measured by (1) amortization in proportion to and over the period of estimated net servicing income or loss, and (2) assessment for asset impairment or increased obligation based on their fair values. The Company does not anticipate that the implementation of this Statement will have a material impact on the consolidated financial statements.

    Reclassifications - Certain reclassifications have been made to the 1994 and 1995 consolidated financial statements in order to conform with the 1996 presentation.

3.  INVESTMENT SECURITIES

                                                                   September 30, 1995
                                                    ------------------------------------------------
                                                                   Gross       Gross      Estimated
                                                    Amortized     Unrealized Unrealized    Market
                                                       Cost        Gains      Losses        Value
                                                       ----        -----      ------        -----
United States Treasury and other U.S.
  Government agencies:
  Securities maturing after one year
    through five years                                 $ 18,153     $   82       $ 603      $ 17,632
  Securities maturing after five years
    through ten years                                    26,000        178           1       26,177
  Securities maturing after ten years                    10,090         79                   10,169
                                                       --------      -----       -----      --------
                                                       $ 54,243      $ 339       $ 604      $ 53,978
                                                       ========      =====       =====      ========

                                                               September 30, 1996
                                                   -------------------------------------------------

                                                                  Gross       Gross       Estimated
                                                   Amortized    Unrealized  Unrealized     Market
                                                     Cost         Gains       Losses        Value
                                                     ----         -----       ------        -----

United States Treasury and other U.S.
  Government agencies:
  Securities maturing within one year               $   2,000                 $      25    $   1,975
  Securities maturing after one year
    through five years                                 13,332                       606       12,726
  Securities maturing after five years
    through ten years                                  17,500       $  16           441       17,075
  Securities maturing after ten years                  53,403         111        1,463        52,051
                                                     --------       -----      -------      --------

                                                     $ 86,235       $ 127      $ 2,535      $ 83,827
                                                     ========       =====      =======      ========

    As of September 30, 1995 and 1996, the Savings Bank held "step up" securities with aggregate carrying values of $2,000 and $1,000, respectively. The securities bear interest at rates ranging from 5.05% to 8.04% with stated maturity dates ranging from 1996 to 2004. The securities are callable on specified "step up" dates. At each call date, if the securities are not called, the coupon rate increases.

    As of September 30, 1996, the Savings Bank held callable securities with an aggregate carrying value of $76,801. The securities bear interest at rates ranging from 4.98% to 8.5% with stated maturity dates ranging from 1996 to 2011.

4.  MORTGAGE-RELATED SECURITIES

                                                                           September 30, 1995
                                                          ------------------------------------------------------

                                                                          Gross        Gross       Estimated
                                                          Amortized      Unrealized   Unrealized     Market
                                                            Cost          Gains       Losses         Value
                                                            ----          -----       ------         -----

Pass-through certificates - fixed rate:
  Government National Mortgage Association                  $   7,293        $ 339                   $   7,632
  Federal National Mortgage Association                           459           19                         478
  Federal Home Loan Mortgage Corporation                       13,835          153       $  48          13,940
Pass-through certificates - adjustable rate:
  Government National Mortgage Association                      5,729                       35           5,694
  Federal National Mortgage Association                         2,990                       41           2,949
  Federal Home Loan Mortgage Corporation                        6,786                       49           6,737
  Mortgage Guarantee Insurance Corporation                      2,912            7           7           2,912
                                                             --------        -----       -----        --------

                                                             $ 40,004        $ 518       $ 180        $ 40,342
                                                             ========        =====       =====        ========

                                                                          September 30, 1996
                                                          ------------------------------------------------------

                                                                          Gross        Gross       Estimated
                                                          Amortized      Unrealized   Unrealized     Market
                                                            Cost          Gains       Losses         Value
                                                            ----          -----       ------         -----

Pass-through certificates - fixed rate:
  Government National Mortgage Association                  $   6,151        $ 224                   $   6,375
  Federal National Mortgage Association                           365           12                         377
  Federal Home Loan Mortgage Corporation                       11,853          138       $ 176          11,815
Pass-through certificates - adjustable rate:
  Government National Mortgage Association                      5,043                       24           5,019
  Federal National Mortgage Association                         2,616                       70           2,546
  Federal Home Loan Mortgage Corporation                        6,219                      119           6,100
  Mortgage Guarantee Insurance Corporation                      2,136            3           5           2,134
                                                             --------        -----       -----        --------

                                                             $ 34,383        $ 377       $ 394        $ 34,366
                                                             ========        =====       =====        ========


    Certain mortgage-related securities have been pledged as collateral for deposits (See Note 11).

5.  LOANS RECEIVABLE

                                                          1995            1996
                                                          ----            ----

First mortgage loans:
  Residential - one-to-four units ................       $115,803       $157,494
  Secured by other properties ....................          1,280          1,013
  Construction loans .............................         10,351         17,367
                                                         --------       --------
           Total first mortgage loans ............        127,434        175,874
                                                         --------       --------

Other installment loans:
  Property improvements, auto and other ..........          3,915          5,195
  Mobile home ....................................            499            305
  Deposits .......................................            688            769
                                                         --------       --------
           Total installment loans ...............          5,102          6,269
                                                         --------       --------
           Total loans ...........................        132,536        182,143

Less:
  Unearned discounts and loan fees ...............            693            157
  Undisbursed loan funds .........................          6,624         10,407
  Allowance for loan losses ......................            423            421
                                                         --------       --------

                                                         $124,796       $171,158
                                                         ========       ========

    There were no commercial real estate or business loans purchased or originated during 1994, 1995 or 1996.

    The Savings Bank originates and purchases both adjustable and fixed rate loans. The approximate composition of these loans is as follows:

                                             September 30, 1995
----------------------------------------------------------------------------------------------------------------
            Fixed Rate                                                                Adjustable Rate
------------------------------------                                         -----------------------------------
       Term to                                                                  Term to Rate
      Maturity         Book Value                                                Adjustment        Book Value
      --------         ----------                                                ----------        ----------

1 mo. - 1  yr.          $    11,138                                        1 mo. - 1 yr.          $    23,982
1 yr. - 3 yrs.                1,766                                        1 yr. - 3 yrs.              53,675
3 yrs. - 5 yrs.               1,815                                       3 yrs. - 5 yrs.               2,821
5 yrs. - 10 yrs.              5,020                                        5 yrs - 10 yrs.              1,376
10 yrs. - 20 yrs.            19,640
Over 20 years                11,303                                                               -----------
                        -----------

                        $    50,682                                                               $    81,854
                        ===========                                                               ===========


                                                September 30, 1996
----------------------------------------------------------------------------------------------------------------------
            Fixed Rate                                                               Adjustable Rate
------------------------------------                                       -------------------------------------
       Term to                                                                 Term to Rate
      Maturity         Book Value                                               Adjustment        Book Value
      --------         ----------                                               ----------        ----------

1 mo. - 1  yr.          $    18,246                                        1 mo. - 1 yr.           $     50,379
1 yr. - 3 yrs.                2,009                                        1 yr. - 3 yrs.                48,341
3 yrs. - 5 yrs.               2,219                                        3 yrs. - 5 yrs.                9,419
5 yrs. - 10 yrs.              5,422                                        5 yrs - 10 yrs.                1,170
10 yrs. - 20 yrs.            28,615
Over 20 years                16,323
                        -----------                                                                ------------

                        $    72,834                                                                $    109,309
                        ===========                                                                ============


    The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the weekly average yield on United States Treasury securities adjusted to a constant maturity of 1 year.

    The Savings Bank is subject to numerous lending-related regulations. Under FIRREA, the Savings Bank may not make real estate loans to one borrower in excess of the greater of 15% of its unimpaired capital and surplus or $500, whichever is greater. As of September 30, 1996, the Savings Bank is in compliance with this limitation.

    A summary of the activity in the allowance for loan losses is as follows:

                                                     1994      1995       1996
                                                     ----      ----       ----

Balance, beginning of year ....................     $ 346      $ 275      $ 423

  Provision charged to expense ................         6        224         75
  Losses charged against the allowance ........       (80)       (80)       (90)
  Recoveries ..................................         3          4         13
                                                    -----      -----      -----

Balance, end of year ..........................     $ 275      $ 423      $ 421
                                                    =====      =====      =====

    During 1995, the Savings Bank restructured loans with a carrying value of approximately $3,039. No provision for loss was considered necessary based on the restructured terms and the cash flows expected to be generated by the underlying collateral. The Savings Bank did not engage in any troubled debt restructurings during the years ended September 30, 1994, 1995 and 1996.

    Aggregate loans to executive officers, directors and their associates, including companies in which they have partial ownership interest did not exceed 5% of stockholders' equity as of September 30, 1995 and 1996. Management believes such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Savings Bank.

    As of September 30, 1995 and 1996, loans totaling approximately $392 and $484, respectively, were on nonaccrual status. Gross interest income would have been increased by $31 and $45 for the year ended September 30, 1995 and 1996, respectively, for nonaccrual status loans.

6.  MORTGAGE LOANS SERVICED

    The Savings Bank services primarily single family residential loans for others which are not included in the accompanying consolidated balance sheets. The approximate unpaid principal balances of these loans are summarized as follows:

                                                         1994         1995        1996
                                                         ----         ----        ----
Government National
  Mortgage Association ............................   $ 501,781  $  902,977  $  875,381
Federal National
  Mortgage Association ............................     228,889     132,209     115,492
Federal Home
  Loan Mortgage Corporation .......................     133,227     146,624     231,515
Other investors ...................................      44,215       8,082       6,765
                                                      ---------  ----------  ----------

                                                      $ 908,112  $1,189,892  $1,229,153
                                                      =========  ==========  ==========

    The Savings Bank services loans in 45 states. The five largest state concentrations, based on unpaid principal balances, are as follows: Kansas (48.8%), Oklahoma (22.2%), Louisiana (9.8%), Michigan (9.9%), and Illinois (4.5%), aggregating approximately 95.2% of the portfolio. The risk inherent in such concentrations is dependent not only upon regional and general economic stability which affects property values, but also the financial well-being and creditworthiness of the borrower.

    Mortgage loans and their related servicing rights are sold under agreements that define certain criteria for the mortgage loan. If the criteria is not met, the Savings Bank may be required to repurchase the mortgage loan. Conforming conventional loans serviced by the Savings Bank are securitized through FNMA or FHLMC programs on a non-recourse basis, whereby foreclosure losses are generally the responsibility of FNMA or FHLMC and not the Savings Bank. Similarly, the government loans serviced by the Savings Bank are securitized through GNMA programs, whereby the Savings Bank is insured against loss by the Federal Housing Administration ("FHA") or partially guaranteed against loss by the Veterans Administration ("VA"). With respect to sales of loans, under certain circumstances, the Savings Bank may become liable for the unpaid principal and interest on defaulted loans or other loans if there has been a breach of representations or warranties. In the opinion of management, adequate reserves have been established for losses that may be incurred as a result of repurchased mortgage loans.

    The servicing of loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. The Savings Bank held borrowers' escrow balances and principal and interest payments related to loans serviced for others of $17,220, $19,169 and $16,917 as of September 30, 1994, 1995 and 1996, respectively. These balances are segregated in special bank accounts which are included in deposits in the accompanying consolidated balance sheets.

    In connection with its fiduciary responsibilities, the Savings Bank advances funds relative to the foreclosure of serviced loans, which are repaid from sale proceeds by way of reimbursement from investors or through claims submitted to private mortgage insurance companies, the FHA and/or the VA. These advances totaled $1,880 and $1,995 as of September 30, 1995 and 1996, respectively, and are included in other assets in the accompanying consolidated balance sheets.

7.  LOANS HELD FOR SALE

                                         1995          1996
                                         ----          ----

Loans held for sale                    $ 22,219    $ 13,787
Deferred net discounts, premiums and
  other related costs                      (111)        (69)
                                       --------    --------

Loans held for sale, net               $ 22,108    $ 13,718
                                       ========    ========

    A summary of gross realized gains (losses) on sales of loans held for sale is as follows:

                                1994       1995        1996
                                ----       ----        ----

Gross realized gains          $ 1,599    $   794    $ 1,651
Gross realized losses            (703)       (88)      (284)
                              -------    -------    -------

Gains on sale of loans, net   $   896    $   706    $ 1,367
                              =======    =======    =======

8.  PREMISES AND EQUIPMENT

                                      1995       1996

Land                                $ 1,718    $ 2,099
Building and improvements             3,642      4,555
Furniture, fixtures and equipment     2,547      2,980
Automobiles                              42         38
                                    -------    -------
                                      7,949      9,672
Less accumulated depreciation        (3,192)    (3,401)

                                    -------    -------
                                    $ 4,757    $ 6,271
                                    =======    =======


9.  REAL ESTATE OWNED

                                                 1995     1996

Real estate owned (acquired by foreclosure or
  by deed in lieu of foreclosure)               $ 238    $  62
Less allowance for losses                         (51)     (34)
                                                -----    -----

                                                $ 187    $  28
                                                =====    =====

    A summary of the activity in the allowance for losses on real estate owned is as follows:

                                         1994    1995    1996

Balance, beginning of year               $ 26    $ 16    $ 51

  Provision charged to expense             59      81      18
  Losses charged against the allowance    (77)    (47)    (35)
  Recoveries                                8       1
                                         ----    ----    ----

Balance, end of year                     $ 16    $ 51    $ 34
                                         ====    ====    ====

10. MORTGAGE SERVICING RIGHTS

    The following is an analysis of the changes in mortgage servicing rights:

                                           1994      1995      1996

Balance, beginning of year               $ 3,243   $ 6,312   $11,625

Additions:
  Purchased mortgage servicing rights      4,000     8,107     1,970
  Originated mortgage servicing rights                 322       589
                                         -------   -------   -------

                                           4,000     8,429     2,559

Reductions:
  Amortization                               899     1,305     1,651
  Bulk sales                                         1,805
  Servicing released sales                    32         6        37
                                         -------   -------   -------
                                             931     3,116     1,688
                                         -------   -------   -------

Balance, end of year                     $ 6,312   $11,625   $12,496
                                         =======   =======   =======

    During 1995, the Savings Bank sold (in bulk) the mortgage servicing rights to loans with a principal balance of approximately $304,000 resulting in a gain of $1,961.

11. DEPOSITS

                                                      1995                   1996
                                             ---------------------    --------------------
                                               Amount     Percent      Amount    Percent

Passbook and checking accounts:
  Demand and NOW accounts, including
    noninterest bearing deposits of
    approximately $24,495 and
    $22,384 as of September 30,
    1995 and 1996 (rates, excluding
    noninterest bearing deposits, of 2.5% to
    2.6% as of September 30, 1995 and 1996)  $ 37,497       19.2 %   $ 36,785      17.1 %
  Money market accounts (rates of 3.00%
    and 2.65% as of September 30, 1995
    and 1996)                                   6,245        3.2       12,387       5.8
Passbook savings accounts (rate of 2.75%
  as of September 30, 1995 and 1996)            8,978        4.6        8,690       4.1
                                             --------      -----     --------     -----
Total passbook and checking accounts           52,720       27.0       57,862       7.0
                                             --------      -----     --------     -----

Certificate accounts:
  2.00% to   3.00%                                 22                      12
  3.01% to   4.00%                                  3
  4.01% to   5.00%                             14,629        7.4         6,13      42.9
  5.01% to   6.00%                             76,776       39.2      106,577      49.7
  6.01% to   7.00%                             50,010       25.6       43,526      20.3
  7.01% to   8.00%                                656        0.3          275       0.1
  8.01% to   9.00%                                900        0.5          107
                                             --------      -----     --------     -----
Total certificate accounts                    142,996       73.0      156,631      73.0
                                             --------      -----     --------     -----
                                             $195,716      100.0 %   $214,493     100.0%
                                             ========      =====     ========     =====


Weighted average interest rate on deposits
  during year                                               4.35 %                 4.63 %
                                                            ====                   ====


    The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100 as of September 30, 1995 and 1996 was $30,318 and $57,151, respectively.

    Certain savings deposits of public institutions were collateralized by investment and mortgage-related securities with aggregate amortized cost of $35,965 and aggregate market value of $36,113 as of September 30, 1995, and aggregate amortized cost of $41,371 and aggregate market value of $40,281 as of September 30, 1996.

    Certificate accounts mature as follows:

1997                                                 $97,575
1998                                                  42,703
1999                                                   7,227
2000                                                   1,462
2001                                                   1,873
Thereafter                                             5,791
                                                     --------

                                                     $156,631
                                                     ========

    A summary of interest expense by deposit type is as follows:

                                                  1994         1995          1996

Passbook savings deposits                      $   243      $   239       $   238
NOW accounts and money market
  demand deposits                                  604          565           756
Certificate accounts                             4,533        6,697         8,491
                                               -------      -------       -------

                                               $ 5,380      $ 7,501       $ 9,485
                                               =======      =======       =======

12. INCOME TAXES

              1994      1995       1996

Current    $   848   $ 2,668    $ 1,363
Deferred       347      (225)       530
           -------   -------    -------

           $ 1,195   $ 2,443    $ 1,893
           =======   =======    =======


    Income tax expense has been provided at effective rates of 39.1%, 37.3% and 37.7% for the years ended September 30, 1994, 1995 and 1996, respectively. The differences between such effective rates and the statutory Federal income tax rate computed on income before income tax expense and cumulative effect of change in accounting for income taxes result from the following:

                                            1994                 1995                   1996
                                      Amount     %        Amount        %        Amount       %

Federal income tax expense
  computed at statutory rate        $ 1,040     34.0     $ 2,227      34.0      $ 1,706      34.0
Increases (decreases) in
  taxes resulting from:
  State income taxes                    112      3.7         304       4.6          181       3.6
  Amortization of cost over
    fair value of assets acquired        31      1.0          26       0.4           21       0.4
  Other                                  12      0.4        (114)     (1.7)         (15)     (0.3)
                                    -------     ----     -------      ----      -------      ----

                                    $ 1,195     39.1     $ 2,443      37.3      $ 1,893      37.7
                                    =======     ====     =======      ====      =======      ====

    Deferred tax expense results from timing differences in the recognition of revenue and expense for tax and financial statement purposes. The sources of these differences and the tax effect of each were as follows:

                                              1994      1995    1996

Market adjustment on loans held for sale     $ 172    $(134)   $(125)
Bad debt reserves                              202        2      164
Depreciation                                    18       (7)      49
Deferred loan fees and costs                  (111)      12      402
Excess amortization of mortgage
  servicing rights                                      (72)     (28)
Outside Directors' Retirement Plan accrual              (52)      (1)
Management Stock Bonus Plan accrual                     (19)
Federal Home Loan Bank stock dividends                            66
Other                                           66       45        3
                                             -----    -----    -----
                                             $ 347    $(225)   $ 530
                                             =====    =====    =====


    The components of net deferred tax assets and liabilities as of September 30, 1995 and 1996 are as follows:

                                                       1995     1996

Deferred tax assets:
  Deferred loan fees                                 $  164
  Excess amortization of mortgage servicing rights       72   $  100
  Outside Directors' Retirement Plan accrual             52       53
  Management Stock Bonus Plan accrual                    19       19
  Market adjustment on loans held for sale                        94
  Other                                                  39       44
                                                     ------   ------
                                                        346      310

Deferred tax liabilities:
  Federal Home Loan Bank stock dividends                330      396
  Market adjustment on loans held for sale               31
  Bad debt reserves                                      37      201
  Prepaid expenses                                       75       90
  Fixed assets                                           21       70
  Deferred loan fees                                             238
  Other                                                  20       13
                                                     ------   ------
                                                        514    1,008
                                                     ------   ------
Net deferred tax liabilities                         $  168   $  698
                                                     ======   ======

13. ADVANCES FROM FEDERAL HOME LOAN BANK

                   1995                                                   1996
-------------------------------------------           -----------------------------------------
                               Weighted                                              Weighted
  Fiscal                       Average                  Fiscal                       Average
   Year                        Interest                  Year                        Interest
 Maturity          Amount      Rate                    Maturity         Amount         Rate

   1996       $      18,000      6.24 %
   1997               7,000      6.80                     1997       $    63,200       5.98 %
   1998               5,000      7.19                     1998            18,500       6.43
   2000               3,000      7.67
              -------------                                          -----------
              $      33,000      6.63 %                              $    81,700       6.08 %
              =============                                          ===========

    The advances are collateralized as of September 30, 1996 by a blanket pledge agreement, including all Capital Stock of Federal Home Loan Bank, qualifying first mortgage loans, certain mortgage-related securities and other investment securities.

    The Savings Bank has entered into a line-of-credit agreement with the Federal Home Loan Bank wherein the Savings Bank can borrow up to approximately $54,400, subject to certain limitations. As of September 30, 1996, there was $15,700 outstanding relative to this agreement. The agreement expires December 27, 1996.

14. EMPLOYEE BENEFIT PLANS

    Profit-Sharing Plan - The profit sharing plan covers substantially all employees and is a savings plan under Section 401(k) of the Internal Revenue Code in which an employee's contributions may be matched by the Savings Bank up to a limit based upon the employee's compensation. Employees may contribute up to a specified percentage of their annual compensation. Prior to April 30, 1994, the Savings Bank would match the employee contributions in an amount equal to 1.5% of annual compensation for the first 3% of annual compensation contributed by the employees. The Savings Bank's matching contribution was discontinued effective April 30, 1994. The Savings Bank's matching contributions amounted to $17 for the year ended September 30, 1994.

    Pension Plan - The Savings Bank has a noncontributory defined-benefit pension plan covering substantially all employees completing one year of employment and 1,000 hours of service. Plan benefits are based upon years of service and compensation. The Savings Bank funding policy is, acting under the advice of the actuary for the plan, that the Savings Bank intends to make contributions to the trust in such amounts and at such times as they are required to maintain the plan and trust for its employees in compliance with ERISA and Section 412 of the Internal Revenue Code.

    The following table sets forth the funded status of the plan:

                                                                        1995       1996
Projected benefit obligation:
  Vested benefits                                                     $   909    $ 1,111
  Nonvested benefits                                                       53         49
                                                                      -------    -------
  Accumulated benefit obligation                                          962      1,160
  Effect of projected future compensation levels                          504        453
                                                                      -------    -------
Projected benefit obligation                                            1,466      1,613

Fair value of plan assets                                                 948      1,162
                                                                      -------    -------
Projected benefit obligation in excess of fair value of plan assets       518        451
Unrecognized net obligation existing at initial
  application of SFAS No. 87                                             (152)      (141)
Unrecognized net loss                                                    (156)       (52)
                                                                      -------    -------
Accrued pension cost                                                  $   210    $   258
                                                                      =======    =======


    The assets of the plan consist primarily of certificates of deposit which are included in the Savings Bank's deposits.

    Net periodic pension cost includes the following:

                                 1994     1995     1996

Service cost                    $ 144    $ 172    $ 181
Interest cost                      63       83      101
Actual return on assets           (55)     (63)     (87)
Net amortization and deferral      10        7       19
                                -----    -----    -----

Net periodic pension cost       $ 162    $ 199    $ 214
                                =====    =====    =====

    The weighted average discount rate used in determining the actuarial present value of the projected obligation was 7.0%, the expected rate of increase in future salary levels for plan beneficiaries was 4.0% and the expected long-term rate of return on plan assets was 7.5% for each of the plan years ending September 30, 1994, 1995 and 1996.

    Employee Stock Ownership Plan - The Company has an ESOP for the benefit of Savings Bank employees who meet the eligibility requirement which includes having completed 1,000 hours of service within a 12 month period with the Company. The ESOP Trust acquired 136,000 shares of common stock in the Company's initial public offering with proceeds from a loan from the Company. The Savings Bank makes cash contributions to the ESOP on a quarterly basis sufficient to enable the ESOP to make the required loan payments to the Company.

    The note payable referred to above bears interest at prime rate adjustable quarterly with interest payable quarterly and future principal payable in nine installments of $136 beginning December 31, 1995 and annually thereafter and one installment of $68 payable on June 26, 2004. The loan is secured by the shares of the stock purchased.

    As the debt is repaid, shares are released from collateral and allocated to qualified employees based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with AICPA Statement of Position 93-6. Accordingly, the shares pledged as collateral are reported as a reduction of stockholders' equity in the consolidated balance sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings.

    Compensation expense related to the ESOP was $48, $172 and $246 for the years ended September 30, 1994, 1995 and 1996, respectively. Following is a summary of shares held in the ESOP Trust as of September 30, 1996:


Allocated shares                                               19,938

Shares released for allocation or committed to be released     10,200

Unreleased shares                                             105,128
                                                             --------

Total ESOP shares                                             135,266
                                                              =======

Fair value of unreleased shares at September 30, 1996        $  1,997
                                                             ========


    Management Stock Bonus Plan - The Savings Bank adopted a Management Stock Bonus Plan ("MSBP"), the objective of which is to enable the Savings Bank to retain personnel of experience and ability in key positions of responsibility. Employees of the Savings Bank are eligible to receive benefits under the MSBP at the sole discretion of a committee appointed by the Board of Directors of the Savings Bank. The MSBP is managed by trustees who are non-employee directors of the Savings Bank.

    The MSBP purchased 74,833 shares of the Company's stock for $995 during 1995. These shares were granted in the form of restricted stock payable 20% upon date of award (June 27, 1995) and the remaining equally over a four year period beginning June 27, 1996. Compensation expense in the amount of the fair market value of the common stock at the date of the grant to the employee will be recognized over the period during which the shares are payable. A recipient of such restricted stock will be entitled to all voting and other stockholder rights (including the right to receive dividends on vested and nonvested shares), except that the shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in escrow. If a holder of such restricted stock terminates employment for reasons other than death, disability or retirement, the employee forfeits all rights to the allocated shares under restriction. If the participant's service terminates as a result of death, disability, retirement or a change in control of the Savings Bank, all restrictions expire and all shares allocated become unrestricted. The Board of Directors can terminate the MSBP at any time, and if it does so, any shares not allocated will revert to the Company.

    Stock Option Plan - In connection with the stock conversion, the Company's Board of Directors adopted the 1994 Stock Option Plan (the "Option Plan"). Pursuant to the Option Plan, 224,825 shares of common stock are reserved for issuance by the Company upon exercise of stock options granted to officers, directors and employees of the Company from time to time under the Option Plan. The purpose of the Option Plan is to provide additional incentive to certain officers, directors and key employees by facilitating their purchase of a stock interest in the Company. The Option Plan provides for a term of ten years, after which no awards may be made, unless earlier terminated by the Board of Directors pursuant to the Option Plan.

    The Option Plan will be administered by a committee of at least three non-employee directors designated by the Board of Directors (the "Option Committee"). The Option Committee will select the employees to whom options are to be granted and the number of shares to be granted. The option price may not be less than 100% of the fair market value of the shares on the date of the grant, and no option shall be exercisable after the expiration of ten years from the grant date. In the case of any employee who owns more than 10% of the outstanding common stock at the time the option is granted, the option price may not be less than 110% of the fair market value of the shares on the date of the grant, and the option shall not be exercisable after the expiration of five years from the grant date. The exercise price may be paid in cash, shares of the common stock, or a combination of both.

    The Option Committee granted options for 165,476 shares of common stock, at an exercise price of $11.75 (market value at date of grant) per share during the year ended September 30, 1995. All such options are exercisable immediately (for nonemployee directors) or otherwise at the rate of one-third following one year after the date of the grant and one-third annually thereafter. Accordingly, options on 85,135 shares are exercisable at September 30, 1996.

15. OUTSIDE DIRECTORS' RETIREMENT PLAN

    The Savings Bank has a consultation and retirement plan for outside directors which became effective January 1, 1995. The plan provides retirement benefits for outside directors after they have completed ten years of service to the Savings Bank and reached age 65. The benefits include $300 per month payment for 120 months beginning at age 75. In the event of death, disability or retirement of a director on or after age 65 or in the event of a change in control of the Company or the Savings Bank, such payments will commence to the director or their beneficiary as if age 75 was attained. Expense related to the retirement plan is amortized ratably over the service period which is also the period until full vesting occurs. Adoption of the retirement plan resulted in a charge to operations (included in salaries and employee benefits) during the year ended September 30, 1995. Total expense related to this plan was $141 and $10 for the years ended September 30, 1995 and 1996, respectively. The plan is unfunded.

16. COMMITMENTS AND CONTINGENT LIABILITIES

    As of September 30, 1995, the Savings Bank had commitments to originate loans approximating $36,933 of which approximately $23,711 were fixed-rate (interest rates ranging from 5.63% to 8.62%) and $13,222 were floating rate commitments. As of September 30, 1996, the Savings Bank had commitments to originate loans approximating $63,743 of which approximately $39,491 were fixed-rate (interest rates ranging from 6.00% to 9.00%) and $24,252 were floating rate commitments. These commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Certain of the commitments are expected to expire without being fully drawn upon; the total commitments amount disclosed above does not necessarily represent future cash requirements due to normal fallout experience. The Savings Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if considered necessary by the Savings Bank upon extension of credit is based on management's credit evaluation of the counterparty.

    As of September 30, 1995 and 1996, the Savings Bank has approximately $35,950 and $28,345 of commitments to sell loans to third parties, which includes $23,600 and $28,345 of forward commitments to sell mortgage-related securities, respectively. It is management's intent to securitize loans held for sale to fill these commitments. These instruments contain an element of risk in the event the counterparties may be unable to meet the terms of such agreements. In the event the parties to delivery commitments were unable to fulfill their obligations, the Savings Bank would be required to sell its product to other parties and would be exposed to market fluctuations. The Savings Bank minimizes its risk exposure by limiting the counterparties to those that meet established credit and capital guidelines. Management does not expect any counterparty to default on their obligations and, therefore, does not expect to incur any cost due to counterparty default. The Savings Bank does not require nor place collateral for any delivery commitments. Any unrealized gain or loss on these commitment obligations are considered in conjunction with the Savings Bank's lower of cost or market valuation of its loans held for sale.

    The Savings Bank is contingently liable on loans sold with recourse. The principal balance of these loans was $127 as of September 30, 1995. There were no loans sold with recourse outstanding as of September 30, 1996.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

    Estimated fair value amounts have been determined by the Company using available market information and a selection from a variety of valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

    The estimated fair value of the Company's financial instruments as of September 30, 1995 and 1996 are as follows:

                                          1995                  1996
                                  ---------------------  -----------------------
                                              Estimated             Estimated
                                  Carrying      Fair     Carrying     Fair
                                   Amount       Value     Amount      Value

Assets:
  Cash and cash equivalents       $  5,677   $  5,677   $  5,618   $  5,618
  Investment securities             54,243     53,978     86,235     83,827
  Capital stock of Federal Home
    Loan Bank                        2,206      2,206      4,327      4,327
  Mortgage-related securities       40,004     40,342     34,383     34,366
  Loans held for sale               22,108     22,335     13,718     13,816
  Loans receivable                 124,796    127,254    171,158    173,295
  Mortgage servicing rights         11,625     18,225     12,496     18,326

Liabilities:
  Deposits                         195,716    196,098    214,493    215,016
  Advances from Federal Home
    Loan Bank                       33,000     33,063     81,700     81,857
  Accrued and other liabilities      2,668      2,668      4,683      4,683


                                                               1995                          1996
                                                     ----------------------------  ----------------------------
                                                      Contract       Estimated      Contract      Estimated
                                                         or          Unrealized        or         Unrealized
                                                      Notional        Gain          Notional         Gain
                                                       Amount        (Loss)          Amount         (Loss)

Off-balance sheet financial instruments:
  Lending commitments - fixed rate, net               $    23,711     $    30       $    39,491     $    117
  Lending commitments - floating rate                      13,222                        24,252
  Commitments to sell loans                                35,950          70            28,345          (64)


    The following methods and assumptions were used to estimate the fair value of the financial instruments.

    Cash and Cash Equivalents and Accrued and Other Liabilities - The carrying amounts of cash and cash equivalents and accrued and other liabilities are a reasonable estimate of their fair value.

    Investment Securities, Mortgage-Related Securities and Loans Held for Sale - Estimated fair values of investment securities, mortgage-related securities and loans held for sale are based on quoted market prices where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

    Capital Stock of Federal Home Loan Bank - The carrying value of capital stock of Federal Home Loan Bank approximates its fair value.

    Mortgage Servicing Rights - Fair values are determined by discounting the estimated future net cash flows using consensus market prepayment assumptions and discount rates which consider the risk characteristics of the underlying servicing rights. The significant risk characteristics considered by the Company are loan type, period of origination and interest rate.

    Loans Receivable - Fair values are estimated for portfolios with similar financial characteristics. Loans are segregated by type, such as single family residential mortgages, multi-family residential mortgages, nonresidential and installment loans. Each loan category is further segmented into fixed and variable interest rate categories. Future cash flows of these loans are discounted using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

    Deposits - The estimated fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The estimated fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

    Advances from Federal Home Loan Bank - The estimated fair value of advances from Federal Home Loan Bank is determined by discounting the future cash flows of existing advances using rates currently available on advances from Federal Home Loan Bank having similar characteristics.

    Lending Commitments - Fixed Rate - The estimated fair value of commitments to originate fixed-rate loans is determined based on the difference between current levels of interest rates and the committed rates. The notional amount of lending commitments - fixed rate represents the net amount which the Savings Bank expects to fund. The Savings Bank's estimate, based on experience, is that 25% of its lending commitments - fixed rate will not close.

    Lending Commitments - Floating Rate - There is no estimated  unrealized gain
    (loss) attributable to floating rate lending commitments due to their floating interest rate nature.

    Commitments to Sell Loans - The estimated unrealized gain (loss) associated with commitments to sell loans is based on current market prices that the buyer will pay for such commitments.

    The fair value estimates presented herein are based on pertinent information available to management as of September 30, 1995 and 1996. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

18. SEGMENT INFORMATION

    The Savings Bank's operations include two reportable segments: savings and loan and mortgage banking. The savings and loan segment is composed of those operations involved in originating mortgage loans held for investment, primarily on single family residences; investing in mortgage-related securities, United States Treasury and other U.S. Government agencies' securities and receiving deposits from customers. The mortgage banking segment is composed of those operations involved in originating and purchasing residential mortgage loans for resale in the secondary mortgage market and in servicing loans for others.

    Intersegment interest income and expense represent interest on loans and advances from the savings and loan segment to the mortgage banking segment computed at the prime rate of interest.

                                                                1994
                                        ------------------------------------------------------
                                         Savings       Mortgage
                                           Bank        Banking    Eliminations   Consolidated
Interest income:
  Unaffiliated customers                $   9,467    $   2,082                  $  11,549
  Intersegment                              2,330                 $  (2,330)
                                        ---------    ---------                  ---------

           Total interest income           11,797        2,082       (2,330)       11,549
                                        ---------    ---------    ---------     ---------

Interest expense:
  Unaffiliated customers                    5,944                                   5,944
  Intersegment                                           2,330       (2,330)
                                        ---------    ---------    ---------     ---------

           Total interest expense           5,944        2,330       (2,330)        5,944
                                        ---------    ---------    ---------     ---------

Net interest income (expense)               5,853         (248)   $                 5,605
                                                                   ========
Provision for loan losses                      (6)                                     (6)
Other income                                1,116        2,685                      3,801
Other expense                              (3,919)      (2,421)                    (6,340)
                                           ------       ------                     ------

Income before income taxes              $   3,044    $      16                  $   3,060
                                        =========    =========                  =========

Identifiable assets                     $ 170,984    $  31,644                  $ 202,628
                                        =========    =========                  =========

Depreciation and amortization expense   $     284    $      74                  $     358
                                        =========    =========                  =========

Capital expenditures                    $     911    $     214                  $   1,125
                                        =========    =========                  =========

                                                              1995
                                        ----------------------------------------------------
                                         Savings       Mortgage
                                          Bank        Banking    Eliminations   Consolidated
Interest income:
  Unaffiliated customers                $  14,499    $   1,726                 $  16,225
  Intersegment                              1,937                 $  (1,937)
                                        ---------    ---------    ---------    ---------

           Total interest income           16,436        1,726       (1,937)      16,225
                                        ---------    ---------    ---------    ---------
Interest expense:
  Unaffiliated customers                    9,004                                  9,004
  Intersegment                                           1,937       (1,937)
                                        ---------    ---------    ---------    ---------
           Total interest expense           9,004        1,937       (1,937)       9,004
                                        ---------    ---------    ---------    ---------

Net interest income (expense)               7,432         (211)   $                7,221
                                                                  =========
Provision for loan losses                    (224)                                  (224)
Other income                                1,580        6,174                     7,754
Other expense                              (5,431)      (2,770)                   (8,201)
                                        ---------    ---------                 ---------

Income before income taxes              $   3,357    $   3,193                 $   6,550
                                        =========    =========                 =========

Identifiable assets                     $ 214,649    $  56,274                 $ 270,923
                                        =========    =========                 =========

Depreciation and amortization expense   $     338    $      53                 $     391
                                        =========    =========                 =========

Capital expenditures                    $   1,014    $     403                 $   1,417
                                        =========    =========                 =========

                                                              1996
                                    ---------------------------------------------------
                                      Savings      Mortgage
                                        Bank       Banking    Eliminations Consolidated
Interest income:
  Unaffiliated customers            $  17,859    $   2,314                 $  20,173
  Intersegment                          2,723                 $  (2,723)
                                    ---------    ---------    ---------    ---------

           Total interest income       20,582        2,314       (2,723)      20,173
                                    ---------    ---------    ---------    ---------

Interest expense:
  Unaffiliated customers               12,268                                 12,268
  Intersegment                                       2,723       (2,723)
                                    ---------    ---------    ---------    ---------

           Total interest expense      12,268        2,723       (2,723)      12,268
                                    ---------    ---------    ---------    ---------

Net interest income (expense)           8,314         (409)   $                7,905
                                                              =========
Provision for loan losses                 (75)                                   (75)
Other income                            2,121        5,051                     7,172
Other expense                          (6,962)      (3,021)                   (9,983)
                                    ---------    ---------                 ---------

Income before income taxes          $   3,398    $   1,621                 $   5,019
                                    =========    =========                 =========

Identifiable assets                 $ 293,415    $  46,771                 $ 340,186
                                    =========    =========                 =========

Depreciation expense                $     257    $      87                 $     344
                                    =========    =========                 =========

Capital expenditures                $   1,489    $     369                 $   1,858
                                    =========    =========                 =========


19. PARENT COMPANY FINANCIAL INFORMATION (PARENT COMPANY ONLY)

    Mid Continent Bancshares, Inc. was organized to serve as the holding company for Mid-Continent Federal Savings Bank and began operations on June 27, 1994 in conjunction with the Savings Bank's mutual-to-stock conversion and the Company's initial public offering of common stock. The Company's (Parent company only) balance sheets as of September 30, 1995 and 1996 and related statements of income and cash flows for the periods then ended are as follows:

BALANCE SHEETS
SEPTEMBER 30, 1995 AND 1996
(Dollars in thousands, except share amounts)
--------------------------------------------------------------------------------

ASSETS                                                       1995        1996
                                                          --------    --------

CASH AND CASH EQUIVALENTS                                 $  1,029    $    287

NOTES RECEIVABLE FROM MID-CONTINENT
  FEDERAL SAVINGS BANK                                       7,292       4,951

INVESTMENT IN AND ADVANCES TO
  MID-CONTINENT FEDERAL SAVINGS BANK                        28,672      31,827

OTHER ASSETS                                                   108          76
                                                          --------    --------

TOTAL ASSETS                                              $ 37,101    $ 37,141
                                                          ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES -
  Income taxes payable                                    $    126    $    112
  Accrued and other liabilities                                240         222
                                                          --------    --------
           Total liabilities                                   366         334
                                                          --------    --------

STOCKHOLDERS' EQUITY
  Common stock $.10 par value, 20,000,000
   authorized, 2,248,250 shares issued                         225         225
  Additional paid-in capital                                21,553      21,663
  Unearned compensation - Employee Stock Ownership Plan     (1,190)     (1,054)
  Unearned compensation - Management Stock Bonus Plan         (746)       (547)
  Retained earnings, substantially restricted               18,067      20,424
                                                          --------    --------
                                                            37,909      40,711

  Treasury stock, 80,000 and 231,500 shares, at cost        (1,174)     (3,904)
                                                          --------    --------
           Total stockholders' equity                       36,735      36,807
                                                          --------    --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $ 37,101    $ 37,141
                                                          ========    ========

STATEMENTS OF INCOME
YEARS ENDED SEPTEMBER 30, 1995 AND 1996
(Dollars in thousands, except share amounts)
----------------------------------------------------------------
                                          1995    1996
                                        ------   ------

INTEREST INCOME                         $  575   $  361
                                        ------   ------
OTHER EXPENSES:
  Professional fees                         82       44
  Other                                    105       94
                                        ------   ------
           Total other expense             187      138
                                        ------   ------

INCOME BEFORE INCOME TAX EXPENSE
  AND EQUITY IN UNDISTRIBUTED NET
  INCOME OF SUBSIDIARY                     388      223

INCOME TAX EXPENSE                         140       85
                                        ------   ------

INCOME BEFORE EQUITY IN UNDISTRIBUTED
  NET INCOME OF SUBSIDIARY                 248      138

EQUITY IN UNDISTRIBUTED NET
  INCOME OF SUBSIDIARY                   3,858    2,988
                                        ------   ------

NET INCOME                              $4,106   $3,126
                                        ======   ======

STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 1995 AND 1996
(Dollars in thousands, except share amounts)
--------------------------------------------------------------------------------

                                                               1995      1996

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                 $ 4,106    $ 3,126
  Adjustment to reconcile net income to
    net cash provided by operating activities:
    Equity in undistributed earnings of subsidiary            (3,858)    (2,988)
    Changes in:
      Other assets                                               (39)         6
      Accrued and other liabilities                               24        100
      Income taxes payable                                        94        (14)
                                                             -------    -------
           Net cash flows provided by operating activities       327        230
                                                             -------    -------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Principal collected on notes receivable from
    Mid-Continent Federal Savings Bank                         2,968      2,342
                                                             -------    -------

           Net cash flows provided by investing activities     2,968      2,342
                                                             -------    -------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Acquisition of common stock for Management
    Stock Bonus Plan                                            (995)
  Receipt of funds for Management Stock Bonus Plan stock         199        199
  Acquisition of treasury stock                               (1,174)    (2,730)
  Cash dividends on common stock to stockholders                (615)      (783)
                                                             -------    -------

            Net cash flows used in financing activities       (2,585)    (3,314)
                                                             -------    -------

NET INCREASE (DECREASE) CASH AND CASH EQUIVALENTS                710       (742)

CASH AND CASH EQUIVALENTS:
  Beginning of year                                              319      1,029
                                                             -------    -------

  End of year                                                $ 1,029    $   287
                                                             =======    =======

SUPPLEMENTAL DISCLOSURES OF NONCASH
  INVESTING AND FINANCING ACTIVITIES -
  Accrued dividends on common stock                          $   205    $   188
                                                             =======    =======

    These statements should be read in conjunction with the other notes related to the consolidated financial statements.

20. SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                          Quarter Ended
                                                            (In thousands, except earnings per share)
                                                   --------------------------------------------------------------
                                                     December 31,    March 31,     June 30,      September 30,
                                                        1994            1995         1995            1995

Interest income                                        $    3,607     $     3,750   $    4,371      $    4,497
Interest expense                                            1,823           2,045        2,466           2,670
Net interest income                                         1,784           1,705        1,905           1,827
Net income                                                    880           1,317        1,083             826
Earnings per share -
  Net income                                                 0.41           0.62          0.54            0.40


                                                                          Quarter Ended
                                                            (In thousands, except earnings per share)
                                                ---------------------------------------------------------------
                                                   December 31,    March 31,     June 30,       September 30,
                                                      1995            1996         1996            1996

Interest income                                     $    4,726      $    4,707   $    5,089      $    5,651
Interest expense                                         2,806           2,913        3,051           3,498
Net interest income                                      1,920           1,794        2,038           2,153
Net income                                                 951             820          896             459(l)
Earnings per share -
  Net income                                              0.48            0.42         0.46            0.23

(1) Reflects a fourth quarter charge for the one-time assessment of federal insurance premiums (See Note 22).

    The Company has restated its fiscal year 1995 quarterly financial information for the effects of the adoption of SFAS No. 122 as of the beginning of the fiscal year (See Note 2). The implementation of this Statement increased net income approximately $174 in the three fiscal quarters ended June 30, 1995. Net income previously reported on Form 10-Q was $823, $1,279, $1,004 and earnings per share previously reported was $.39, $.60 and $.49, respectively, for the fiscal 1995 quarters ended December 31, March 31 and June 30.

21. INTEREST RATE RISK

    The Company is engaged principally in providing first mortgage loans to individuals. For the year ending September 30, 1996, the Company had average interest earnings assets of approximately $270,566 having a weighted average effective yield of 7.46% and average interest bearing liabilities of approximately $249,650 having a weighted average effective interest rate of 4.91%. The average maturity or repricing of interest earning assets is generally longer than that of the liabilities. The shorter duration of interest sensitive liabilities indicates that the Company is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing upwards more rapidly than the Company's interest sensitive assets, thereby reducing net interest income.

22. FEDERAL LEGISLATION

     In September 1996, legislation was enacted which included a comprehensive reform of the banking and thrift industries. The legislation imposes a one-time assessment on qualifying thrift deposits to recapitalize the Savings Association Insurance Fund ("SAIF"), the fund which insures thrift deposits, and ultimately merges the Bank Insurance Fund ("BIF") and the SAIF, at which time banks and thrifts would pay the same deposit insurance premiums. The amount of the one-time assessment is .657% on qualifying thrift deposits as of March 31, 1995. This one-time assessment of $1,053 is included in federal insurance premiums for the year ended September 30, 1996.
                                   * * * * * *

Mid Continent Bancshares, Inc.
================================================================================


Directors of                                                  Directors  of
Mid Continent Bancshares, Inc.                                Mid-Continent Federal Savings Bank
------------------------------                                ----------------------------------

Richard T. Pottorff - Chairman                                Richard T. Pottorff - Chairman
Officer - Mid-Continent Federal Savings Bank                  Dr. Ken Dellett
Dr. Ken Dellett - Vice Chairman                               Thomas C. Hand
Retired - Physician                                           Ron McGraw
Thomas C. Hand                                                Don Adlesperger
President - Hand Realty Co.                                   Larry R. Goddard
Ron McGraw                                                    Robert Lasater *
President - Sunflower Roofing, Inc.                           Clem Silvers *
Don Adlesperger                                               *   Advisory Directors
President - Triple A Builders Supply
Larry R. Goddard
Officer - Mid-Continent Federal Savings Bank

Officers of                                                   Officers of
Mid Continent Bancshares, Inc.                                Mid-Continent Federal Savings Bank
------------------------------                                ----------------------------------

Richard T. Pottorff                                           Richard T. Pottorff
Chairman, President & CEO                                     Chairman, President & CEO
Larry R. Goddard                                              Larry R. Goddard
Executive Vice President & CFO                                Executive Vice President & CFO
Harold Siemens                                                Harold Siemens
Senior Vice President                                         Senior Vice President
Cheryl A. Wilkerson                                           Cheryl A. Wilkerson
Secretary                                                     Vice President, Secretary
David L. Walter                                               David L. Walter
Vice President                                                Vice President/Treasurer
Richard O. Nelson                                             Craig Yaryan
Vice President                                                Vice President
                                                              Eric Hawkins
                                                              Vice President
                                                              William Cole
                                                              Vice President
                                                              Diane Griffin
                                                              Vice President
                                                              Larry E. Haury
                                                              Vice President
                                                              Jill Norman
                                                              Vice President


Mid Continent Bancshares, Inc.
================================================================================

LEGAL COUNSEL
General Counsel                     Special Counsel
Adams, Jones, Robinson              Malizia, Spidi, Sloane & Fisch, P.C.
   and Malone                       One Franklin Square
155 N. Market                       1301 K Street, NW - Suite 700 East
Wichita, KS  67202                  Washington, DC  20005

AUDITORS                            TRANSFER AGENT
Deloitte & Touche LLP               American Securities Transfer & Trust, Inc.
Suite 400                           938 Quail St. Suite 101
1010 Grand Avenue                   Lakewood, CO 80215
Kansas City, MO  64106              Phone: (303) 234-5300

                        OFFICE LOCATIONS
                Executive and Administrative Office
                       124 W. Central
                       El Dorado, Kansas 67042
                       (316) 321-2700

El Dorado                                      Wichita
   405 N. Main                                    255 N. Main
   El Dorado, KS 67042                            Wichita, KS 67202
   (316) 321-2700                                 (316) 264-4133

Augusta                                           762 N. West St.
   1420 N. Ohio                                   Wichita, KS 67203
   Augusta, KS 67010                              (316) 946-0202
   (316) 775-2208
                                                  2123 N. Maize Road
Winfield                                          Wichita, KS  67212
   1113 S. Main                                   (316) 729-7999
   Winfield, KS 67156
    (316) 221-3830                                3055 N. Rock Road
                                                  Wichita, KS  67226
Winfield                                          (316) 634-2800
   2310 S. Main
   Winfield, KS  67156                         FUTURE LOCATIONS
   (316) 221-0158          .                      Derby
                                                  79th and Rock Road
Newton                                            Derby, KS 67037
   100 W. 12th
   Newton, KS 67114
   (316) 283-7310