Form 10-K405, Exhibit 13
period 1997-09-30
MID CONTINENT BANCSHARES INC /KS/
filed 1997-12-23
CIK 919740

Mid Continent Bancshares, Inc.
================================================================================







                                    CONTENTS


A Letter to Our Shareholders                                                  1

Business of the Bancorp and Savings Bank                                    2-3

Selected Consolidated Financial Highlights                                  4-5

Market and Dividend Information                                               6

Management's Discussion and Analysis                                       7-27

Consolidated Financial Statements                                         28-68

Directors and Officers and Other Information                              69-70

Mid Continent Bancshares, Inc.
================================================================================


A letter to Our Shareholders
----------------------------

Dear Stockholder:

During the fiscal year of 1997 there were numerous and exciting changes with Mid Continent Bancshares, Inc. and Mid-Continent Federal Savings Bank.

In retrospect, the year and the financial changes for the Bank was outstanding. The Bank's assets increased 19.1%, to $405 million.

During the year the loan portfolio increased from $171 million to $233 million. The increase was in adjustable rate and short-term fixed-rate mortgages held for investment. The Bank's loan servicing portfolio increased to $1.291 billion.

The Bank's deposits accounts balances increased by $22 million. The Bank's High Performance checking accounts has continued to increase at a rapid rate with the total number of accounts being approximately 19,000.

The stockholders' equity increased from $36.8 million to $40.0 million, or 8.6%.

Looking to the future, Mid Continent Bancshares on September 2, 1997 executed a definitive agreement with Commercial Federal of Omaha, Nebraska to merge. The Board of Directors, after a long deliberation, concluded that this was in the best interest of the stockholders, the future of the Bank, its employees, and the communities it serves.

Commercial Federal is an outstanding company and has the same business and community responsibilities as Mid-Continent. The Board of Directors encourage you to vote in the affirmative for the merger of these two companies.

We thank you, the stockholders of Mid Continent Bancshares, for your confidence you have shown in the Bank, the Board of Directors, management and our employees.

Very truly yours,
MID CONTINENT BANCSHARES, INC.

/s/Richard T. Pottorff
Richard T. Pottorff
Chairman of the Board and President

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

The Bancorp's business activities to date have been limited to its investment in the Savings Bank, loans made to the Savings Bank for use in the normal course of its business and to the Mid-Continent Federal Savings Bank Employee Stock Ownership Plan ("ESOP") to enable the ESOP to purchase shares of the Bancorp's common stock in the initial public offering and the repurchase of limited amounts of Bancorp stock. The loans bear interest rates and have terms and conditions which prevailed in the market place at the time they were originated. As of September 30, 1997 the Bancorp has reacquired 290,000 shares of its common stock in the open market.

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

Mid-Continent is primarily engaged in attracting deposits from the general public and using those funds to originate and sell real estate loans on one-to-four family residences and, to a lesser extent, to originate consumer and construction loans for its portfolio. The Savings Bank purchases one-to-four family residential loans through approximately 125 correspondents located in Kansas, Oklahoma, and in Missouri. The Savings Bank also invests in mortgage-related securities, U.S. government and agency obligations. These activities are funded with deposits from the general public and borrowings from the Federal Home Loan Bank and Mid Continent Bancshares, Inc. The Savings Bank has offices in El Dorado, Newton, Winfield, Augusta, Derby and Wichita, Kansas, which are located in its primary market area of Butler, Cowley, Sedgwick and Harvey Counties in the State of Kansas. The Savings Bank opened one full service branch in Wichita, Kansas and another in Derby, Kansas in fiscal 1997. The Savings Bank offers its customers fixed-rate and adjustable-rate mortgage loans, as well as FHA/VA loans and consumer loans, including home equity and savings account loans. Adjustable-rate mortgage loans

Mid Continent Bancshares, Inc.
================================================================================


generally are originated for retention in the Savings Bank's portfolio while fixed-rate mortgage loans are generally sold into the secondary market. All consumer loans are retained in the Savings Bank's portfolio.

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

The principal sources of funds for the Savings Bank's lending activities are deposits and the amortization, repayment and maturity of loans, mortgage-related securities and investment securities, and borrowings from the Federal Home Loan Bank of Topeka and the Bancorp. Principal sources of income are interest and fees on loans, mortgage-related securities and investment securities. The Savings Bank's principal expense is interest paid on deposits.

Mid Continent Bancshares, Inc.
================================================================================


Selected Consolidated Financial Highlights
------------------------------------------

The following table sets forth certain information at the dates and the periods indicated. Average data presented herein is primarily calculated on the basis of daily balances. All dollar amounts are in thousands except per share data and selected ratios.

                                                                     At September 30,
                                          --------------------------------------------------------------------------
                                               1993          1994           1995            1996            1997
                                          ------------ -------------- -------------- --------------- ---------------
                                                                    Dollars in Thousands
Total Amount of:
   Assets                                    $170,012       $202,628       $270,923        $340,186        $405,262
   Loans receivable                            56,623        102,243        124,796         171,158         233,311
   Mortgage-related securities                 42,856         45,030         40,004          34,383          28,124
   Loans held for sale                         27,734          5,527         22,108          13,718          13,894
   Investments and FHLB Stock                  15,144         24,374         56,449          90,562          86,065
   Mortgage servicing rights                    3,243          6,312         11,625          12,496          13,615
   Excess of cost over fair value of
    assets acquired (Goodwill)                    252            161             83              22              --
   Cash and cash equivalents                   17,701         10,823          5,677           5,618          17,327
   Savings deposits                           145,838        154,764        195,716         214,493         236,333
   Other borrowings                             7,500          9,000         33,000          81,700         121,800
   Stockholders' equity                        12,792         35,208         36,735          36,807          39,982

Number of:
   Real estate loans outstanding                2,124          1,985          2,568           2,864           3,628
   Deposit accounts                            17,557         21,743         27,192          29,609          35,226
   Full service offices                             6              6              7               8              10
   Employees                                      100            112            119             150             166

Principal   balance  of  loans  serviced
for others                                   $580,768       $908,112     $1,189,892      $1,229,153      $1,291,331


Mid Continent Bancshares, Inc.
================================================================================


SUMMARY OF OPERATIONS

                                                                           Year Ended September 30,
                                                  -------------------------------------------------------------------
                                                                             Dollars in Thousands
                                                          1993         1994          1995          1996         1997
                                                  ------------- ------------ ------------- ------------- ------------
Interest Income                                        $12,885      $11,549       $16,225       $20,173      $26,047
Interest Expense                                         7,376        5,944         9,004        12,268       16,834
                                                  ------------- ------------ ------------- ------------- ------------
      Net interest income                                5,509        5,605         7,221         7,905        9,213
Provision for loan losses                                  154            6           224            75          143
                                                  ------------- ------------ ------------- ------------- ------------
      Net interest  income after  provision  for         5,355        5,599         6,997         7,830        9,070
loan losses
                                                  ------------- ------------ ------------- ------------- ------------
Non-interest income:
   Loan servicing fees                                   1,804        2,689         4,407         4,779        4,841
   Amortization of mortgage servicing rights             (679)        (899)       (1,305)       (1,651)      (1,742)
   Gain on sale of mortgage servicing rights                                        1,961
   Service fees and other charges to customers             618        1,032         1,846         2,539        3,067
   Gain on sale of loans held for sale, net              2,596          896           706         1,367        1,194
   Other income                                            358           83           139           138          159
                                                  ------------- ------------ ------------- ------------- ------------
      Total non-interest income                          4,697        3,801         7,754         7,172        7,519
                                                  ------------- ------------ ------------- ------------- ------------
   Total non-interest expense (1)                        5,632        6,340         8,202         9,983        9,742
                                                  ------------- ------------ ------------- ------------- ------------
Income before income tax expense and  cumulative
effect of change in accounting principle                 4,420        3,060         6,549         5,019        6,847

Income tax expense                                       1,616        1,195         2,443         1,893        2,677
                                                  ------------- ------------ ------------- ------------- ------------

Income  before  cumulative  effect  of change in
accounting principle                                     2,804        1,865         4,106         3,126        4,170

Cumulative   effect  of  change  in   accounting                        136
principle (2)
                                                  ------------- ------------ ------------- ------------- ------------

Net income                                              $2,804       $2,001        $4,106        $3,126       $4,170
                                                  ============= ============ ============= ============= ============

Earnings per share (3)                                                $0.30         $1.97         $1.59        $2.15
                                                                      =====         =====         =====        =====

Cash dividends per share                                                            $0.40         $0.40        $0.40
                                                                                    =====         =====        =====

Selected Financial Ratios

                                                                       Year Ended September 30,
                                                         1993          1994          1995          1996         1997
Return on average assets                                1.61%         1.14%         1.75%         1.07%        1.11%
Return on average equity                               24.12%        10.54%        11.86%         8.54%       10.95%
Dividend payout ratio                                     --            --         20.30%        25.16%       18.60%
Average total equity to average assets                  6.67%        10.81%        14.74%        12.56%       10.14%
Net interest rate spread                                3.23%         3.15%         2.90%         2.58%        2.38%

--------------------------------------------------------------------------------

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

Mid Continent Bancshares, Inc.
================================================================================


MARKET AND DIVIDEND INFORMATION
-------------------------------

Mid Continent Bancshares, Inc.'s common stock trades on the Nasdaq National Market system under the symbol "MCBS".

The following table sets forth the quarterly high and low sale prices for the common stock throughout the fiscal years ended September 30, 1996 and 1997:

         Quarter Ended                      High              Low
         September 30, 1995                 19 1/8            15 1/2
         December 31, 1995                  18 1/2            17
         March 31, 1996                     18 1/2            17 3/8
         June 30, 1996                      19 1/4            17 7/8
         September 30, 1996                 19 3/8            17 1/2
         December 31, 1996                  25 1/2            18 3/4
         March 31, 1997                     27 1/8            23 3/8
         June 30, 1997                      29 1/4            25 1/8
         September 30, 1997                 38 7/8            28 3/4

During the years ended September 30, 1996 and 1997, the Bancorp declared and paid cash dividends to shareholders as follows:

Declaration Date     Shareholder Record Date   Payment Date     Amount Per Share
----------------     -----------------------   ------------     ----------------
December 21, 1995    January 4, 1996           January 18, 1996         $0.10
March 28, 1996       April 11, 1996            April 25, 1996            0.10
June 27, 1996        July 11, 1996             July 25, 1996             0.10
September 26, 1996   October 10, 1996          October 24, 1996          0.10
December 1996        January 2, 1997           January 16, 1997          0.10
March 27, 1997       April 10, 1997            April 24, 1997            0.10
June 26, 1997        July 10, 1997             July 24, 1997             0.10
September 25, 1997   October 9, 1997           October 23, 1997          0.10

The Bancorp has approximately 925 stockholders. This number includes persons or entities who hold their stock in nominee or "street" name through various brokerage firms.

The Bancorp's ability to pay dividends to stockholders is substantially dependent upon the dividends it receives from the Savings Bank. Under current regulations, the Savings Bank is not permitted to pay dividends if its regulatory capital would thereby be reduced below (1) the amount then required for the liquidation account established in connection with the Savings Bank's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision. Capital distributions are also subject to certain limitations based on the Savings Bank's net income. See Note 1 of notes to consolidated financial statements. The Savings Bank's total capital at September 30, 1997, exceeded the amounts of its liquidation account and regulatory capital requirements.

Mid Continent Bancshares, Inc.
================================================================================


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
---------------------------------------
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
---------------------------------------------
(Dollars in thousands)

GENERAL
-------
Mid Continent Bancshares, Inc. was formed to purchase all of the common stock of Mid-Continent Federal Savings Bank in connection with the Saving Bank's conversion from the mutual to the stock form of ownership in 1994. In addition, the Bancorp made loans to the Savings Bank and to the Savings Bank's employee stock ownership plan, from which it receives interest income. The loans bear interest rates and have terms and conditions which prevailed in the market place at the time they were originated.

The Bancorp's consolidated results of operations are primarily dependent on the Savings Bank's net interest income, or the difference between the interest income earned on its loan, mortgage-related securities and investment securities portfolios, and the interest expense paid on its deposits and other borrowings. Net interest income is affected not only by the difference between the yields earned on interest-earning assets and the costs incurred on interest-bearing liabilities, but also by the relative amounts of such interest-earning assets and interest-bearing liabilities.

Mid-Continent Federal Savings Bank is a federally chartered stock savings bank located in El Dorado, Kansas in Butler County, Kansas. Mid-Continent Federal Savings Bank is primarily engaged in attracting deposits from the general public and using those funds to originate and sell real estate loans on one-to-four family residences and, to a less extent, to originate consumer and construction loans for its portfolio. The Savings Bank purchases one-to-four family residential loans through correspondents located in Kansas, Oklahoma, and in Missouri. The Savings Bank also invests in mortgage-related securities, U.S. government and agency obligations. These activities are funded with deposits from the general public and borrowings from the Federal Home Loan Bank and Mid Continent Bancshares, Inc. The Savings Bank offers its customers fixed-rate and adjustable-rate mortgage loans, as well as FHA/VA loans and consumer loans, including home equity and savings account loans. Adjustable-rate mortgage loans generally are originated for retention in the Savings Bank's portfolio while fixed-rate mortgage loans are generally sold into the secondary market. All consumer loans are retained in the Savings Bank's portfolio.

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

Mid Continent Bancshares, Inc.
================================================================================


On September 2, 1997, the Bancorp entered into a Reorganization and Merger Agreement ("the agreement") to be acquired by Commercial Federal Corporation ("Commercial Federal"). Under the terms of the agreement, Commercial Federal will acquire through a tax-free reorganization all of the outstanding shares of the Bancorp's common stock in exchange for Commercial Federal's common stock. The exchange ratio will be determined based upon the average closing price of Commercial Federal's common stock during a twenty consecutive trading day period prior to closing. Based on Commercial Federal's closing price on September 2, 1997, Mid Continent shareholders would receive .8693 shares of Commercial Federal common stock for each share of Mid Continent Bancshares, Inc. outstanding common stock. The acquisition is subject to regulatory approvals, the Bancorp's shareholders' approval and other conditions and is expected to close in the second fiscal quarter of 1998. Regardless of whether the proposed acquisition is consummated, the following discussion addresses the financial condition, results of operation, liquidity and capital resources and ongoing strategy of the Bancorp and Savings Bank.

MANAGEMENT STRATEGY
-------------------
The Savings Bank's lending strategy has focused historically on the origination of mortgage loans on one-to-four family residences pursuant to underwriting standards. The Savings Bank generally retains ownership of the adjustable-rate and short-term fixed-rate loans it originates and sells long-term fixed-rate loans in the secondary market; accordingly, its lending strategy is designed to reduce the risk of losses on its loan portfolio. However, the high concentration of residential mortgage loans in its portfolio subjects the Savings Bank to risks associated with potential declines in real estate values in its lending area. This risk has been mitigated to some extent, however, through diversification in its investment and mortgage-related securities portfolios.

In an effort to reduce interest rate risk and protect it from the negative effect of increases in interest rates, the Savings Bank has instituted certain asset and liability management measures. This strategy includes the following primary elements: (i) originating and purchasing long-term fixed-rate loans primarily for sale in the secondary mortgage market, (ii) maintaining a high percentage of total assets in short-term securities and other liquid assets,
(iii) increasing sources of other income, such as gain on sale of loans and loan servicing fees, (iv) increasing its adjustable rate mortgage and short-term fixed-rate loan portfolio and (v) building a loan servicing portfolio whose market value floats inversely to the movement of interest rates. A loan servicing portfolio becomes more valuable as the "turnover" in the mortgage loans slows. Loan portfolios traditionally become more seasoned and experience less turnover after interest rates rise. Therefore, after interest rates rise, the value of a loan servicing portfolio generally increases (assuming credit quality is maintained), causing the opposite effect to the value of the Savings Bank's loans and investments.

CHANGES IN FINANCIAL CONDITION FROM SEPTEMBER 30, 1996
------------------------------------------------------
TO SEPTEMBER 30, 1997
---------------------

Total assets increased $65,076, or 19.1% from $340,186 at September 30, 1996 to $405,262 at September 30, 1997. The increase is attributable to increases of $11,709 in cash, $62,153 in

Mid Continent Bancshares, Inc.
================================================================================


loans receivable, and $1,119 in mortgage servicing rights. Mortgage-related securities decreased $6,259 and investments and Federal Home Loan Bank stock decreased $4,497. Investment securities and FHLB stock decreased from $90,562 at September 30, 1996 to $86,065 at September 30, 1997. At September 30, 1997 there are callable securities with a carrying value of approximately $70,830 bearing interest at various rates ranging from 4.98% to 7.87% with stated maturity dates ranging from 1998 to 2011. The Savings Bank intends to hold these securities to maturity, but the securities are subject to call at the option of the issuer.

Loans receivable increased from $171,158 at September 30, 1996 to $233,311 at September 30, 1997. This increase is due primarily to increases in adjustable-rate mortgages and short-term fixed-rate mortgage loans being held for investment and to a lesser extent to increases in the construction and consumer lending portfolio. First mortgage loans increased $59,669 and consumer loans increased $1,029. The Bank expects to increase its residential (one-to-four unit), first mortgage loans in fiscal 1998, but not to the extent that these loans were increased in fiscal 1997.

Mortgage servicing rights increased $1,119 during fiscal 1997. During the fiscal year the Savings Bank increased its servicing portfolio for others from $1,229,153 to $1,291,331.

Deposit accounts increased $21,840. Savings certificate accounts increased $12,401 and Demand and NOW deposit accounts increased $6,678. Demand and NOW accounts which totaled $43,463 at September 30, 1997 provide a significant amount of low interest-rate funds and a source of service fee income to the Savings Bank.

Advances from the Federal Home Loan Bank increased $40,100 from $81,700 at September 30, 1996 to $121,800 at September 30, 1997. The Savings Bank utilizes advances from the Federal Home Loan Bank to meet its cash needs as they arise. The Savings Bank has a $68,292 line of credit with the Federal Home Loan Bank, subject to certain limitations, for the purpose of providing short-term financing. At September 30, 1997, $7,300 was outstanding relative to this line of credit.

Stockholders' equity increased $3,175, or 8.6%, from $36,807 to $39,982. Net income for the year was $4,170.

Other significant transactions during the year included the acquisition of 58,500 shares of the Bancorp's common stock for treasury at a cost of $1,481 and cash dividends paid or payable to common stockholders of $743. See the accompanying Consolidated Statements of Stockholders' Equity for more detail.

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

NET INTEREST INCOME
-------------------
Net interest income increased $684, or 9.5%, from $7,221 for the year ended September 30, 1995 to $7,905 for the year ended September 30, 1996. Total average interest-earnings assets increased $52,867 from 1995 to 1996. Components of the interest-earning assets are discussed above. Overall the average yield remained unchanged, at 7.49% in 1995 and 1996. The major increase in interest income was due to the increase in interest-earning assets with a lesser benefit from individual rate increases, primarily on mortgage-related securities and investment securities.

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

The ratio of average interest-bearing assets to interest-bearing liabilities decreased from 110.4% at September 30, 1995 to 107.9% at September 30, 1996.

PROVISION FOR LOSSES ON LOANS
-----------------------------
The Savings Bank currently maintains an allowance for loan losses based upon management's periodic evaluation of known and inherent risks in the loan portfolio, the Savings Bank's past loss experience, adverse situations that may affect the borrowers' ability to repay loans,

Mid Continent Bancshares, Inc.
================================================================================


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

Loan servicing fees (net of amortization) increased by $26, or 0.8%, from $3,102 to $3,128 during the years ended September 30, 1995 and 1996, respectively. Loan servicing fees increased $372, from $4,407 in 1995 to $4,779 in 1996. Amortization of mortgage servicing rights increased $346, from $1,305 in 1995 to $1,651 in 1996. The growth in gross servicing fees was 8.44%. Servicing fees result primarily from service fees paid by investors and correlate closely with the size of the loan servicing portfolio. The change in servicing fees during the year ended September 30, 1996 is reflective of the increase in the amount of loans serviced by Mid-Continent for others from $1,189,892 at September 30, 1995 to $1,229,153 at September 30, 1996. Amortization of mortgage servicing rights are influenced by changes in the servicing portfolio, scheduled loan amortization, anticipated and actual prepayments and changes in market interest rates.

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

Net gains on sale of loans increased by $661, or 93.6%, from $706 to $1,367 during the years ended September 30, 1995 and 1996, respectively. The gains on the sale of loans are attributable to the Savings Bank's secondary market activities and result from a combination of interest rates and management strategies. Gains from the sale of loans are dependent on market and economic conditions and, accordingly, there can be no assurance that the gains reported in current periods can be achieved in the future or that there will not be significant variations in the results from such activities.

Mid Continent Bancshares, Inc.
================================================================================



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

Federal insurance premiums increased from $351 for the year ended September 30, 1995 to $1,504 for the year ended September 30, 1996. On September 30, 1996 the Economic Growth and Regulatory Paperwork Reduction Act of 1996 was signed into law. The Act imposed a special assessment on Savings Association Insurance Fund
(SAIF) members to recapitalize the SAIF. The Bank's assessment was $1,053 which was charged to expense immediately. The rate of deposit insurance assessment is expected to materially decline in future periods.

Deposit account expense, related primarily to operation of the Savings Bank's checking account programs, increased from $227 in 1995 to $298 in 1996. The Savings Bank intends to expand its checking account and deposit account programs in the future.

Miscellaneous loan servicing expense increased $149 in 1996 over 1995. These expenses are directly related to the servicing of loans for others, as well as for the Savings Bank, and can be expected to rise as the Savings Bank grows and expands its servicing portfolio for others. See footnote 19 to the consolidated financial statements, Segment Information, for more information relative to the operation of the mortgage banking segment (which includes loan servicing for others) of the Savings Bank.

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

Mid Continent Bancshares, Inc.
================================================================================


INCOME TAX EXPENSE
------------------
Income tax expense decreased $550, from $2,443 for the year ended September 30, 1995 to $1,893 for the year ended September 30, 1996. The primary reason for the decrease was a $1,530 decrease in pre-tax income. The effective rate for the year ended September 30, 1995 was 37.3% as compared to 37.7% for 1996.

Mid Continent Bancshares, Inc.
================================================================================


COMPARISON OF OPERATING RESULTS FOR YEARS
-----------------------------------------
ENDED SEPTEMBER 30, 1996  AND 1997
------------------------  --------

GENERAL
-------
Net income increased by $1,044, or 33.40% from $3,126 for the year ended September 30, 1996 to $4,170 for the year ended September 30, 1997.

TOTAL INTEREST INCOME
---------------------
Total interest income increased $5,874, or 29.12%, to $26,047 during the year ended September 30, 1997 from $20,173 for the year ended September 30, 1996. Interest income on loans receivable and on investment securities increased $4,268 and $2,048, respectively. The average yield on loans declined from 7.76% in 1996 to 7.68% in 1997, but increases in the loan portfolio resulted in an increase in loan interest in 1997 over 1996. The average yield of investment securities increased from 7.15% in 1996 to 7.18% in 1997. The increase in rates prompted more investment in securities and increased revenue resulted from both volume and rate increases. Interest on mortgage-related securities decreased $384 as mortgage-related securities repaid in the amount of $6,228. The average yield on mortgage-related securities increased from 7.36% in 1996 to 7.42% in 1997, but as rates increased, increased repayments took place in amounts sufficient to result in an overall decrease in interest from mortgage-related securities. Other interest income decreased $58 due to reduced average cash balances. The average rate of interest earned on interest-bearing cash accounts increased from 1996 to 1997, but the demand for cash to fund loans and investment securities, which paid higher yields, reduced the overall interest income from cash accounts.

NET INTEREST INCOME
-------------------
Net interest income increased $1,308, or 16.55%, from $7,905 during the year ended September 30, 1996 to $9,213 for the year ended September 30, 1997. Total average interest-earning assets increased $79,435 from 1996 to 1997. Components of the interest-earning assets are discussed above. Overall the average yield remained substantially unchanged for 1996 and 1997, at 7.49% and 7.47%, respectively. The major increase in interest income was due to the increase in interest-earning assets.

Average interest-bearing liabilities increased $81,076 from 1996 to 1997. Both deposit accounts and borrowed money increased in 1997. Average rates on deposits increased from 4.63% in 1996 to 4.71% in 1997. The average interest rate on borrowed money, however, declined from 6.21% in 1996 to 5.98% in 1997. Overall rates on interest-bearing liabilities increased from 4.91% in 1996 to 5.09% in 1997.

The ratio of average interest-bearing assets to interest-bearing liabilities decreased from 107.9% at September 30, 1996 to 105.5% at September 30, 1997.

PROVISION FOR LOSSES ON LOANS
-----------------------------
The Savings Bank currently maintains an allowance for loan losses based upon management's periodic evaluation of known and inherent risks in the loan portfolio, the Savings Bank's past loss experience, adverse situations that may affect the borrowers' ability to repay loans,

Mid Continent Bancshares, Inc.
================================================================================


estimated value of the underlying collateral and current and expected market conditions. The allowance for loan losses was $421 and $465 at September 30, 1996 and 1997, respectively. The provision for losses on loans increased $68 for the year ended September 30, 1997. The increase in the provision resulted from management's evaluation of the adequacy of the allowance for loan losses. While the Savings Bank maintains its allowance for losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that further additions will not be made to the loss allowances and that such losses will not exceed the estimated amounts.

OTHER INCOME
------------
Other income increased $347, or 4.84%, during the year ended September 30, 1997, as compared to the year ended September 30, 1996.

Loan servicing fees (net of amortization) decreased by $29, or 0.93%, from $3,128 to $3,099 during the years ended September 30, 1996 and 1997, respectively. Loan servicing fees increased $62, from $4,779 in 1996 to $4,841 in 1997. Amortization of mortgage servicing rights increased $91, from $1,651 in 1996 to $1,742 in 1997. The growth in gross servicing fees was 1.30%. Servicing fees result primarily from service fees paid by investors and correlate closely with the size of the loan servicing portfolio. The change in servicing fees during the year ended September 30, 1997, is reflective of the increase in the amount of loans serviced by Mid-Continent for others from $1,229,153 at September 30, 1996 to $1,291,331 at September 30, 1997. Amortization of mortgage servicing rights are influenced by changes in the servicing portfolio, scheduled loan amortization, anticipated and actual prepayments and changes in market interest rates.

Service fees and other charges to customers increased by $528, or 20.8%, from $2,539 to $3,067 during the years ended September 30, 1996 and 1997, respectively. This source of income is primarily a function of the amount of deposits and the fees for deposit-related services charged by the Savings Bank. A primary source of this income is the Bank's high performance checking account program. The Bank also receives late charges related to loans serviced for the Bank, as well as serviced for others.

Net gains on sale of loans decreased by $173, or 12.66%, from $1,367 to $1,194 during the years ended September 30, 1996 and 1997, respectively. The gains on the sale of loans are attributable to the Savings Bank's secondary market activities and result from a combination of interest rates and management strategies. Gains from the sale of loans are dependent on market and economic conditions and, accordingly, there can be no assurance that the gains reported in current periods can be achieved in the future or that there will not be significant variations in the results from such activities.

OTHER EXPENSE
-------------
Other expense decreased by $241, or 2.41%, from $9,983 to $9,742 during the years ended September 30, 1996 and 1997, respectively. A decrease in federal insurance premiums for the 1997 year more than offset increases in salaries and related expenses, office supplies and related

Mid Continent Bancshares, Inc.
================================================================================


expense, advertising, data processing and promotion. Additionally, $187 of expense has been incurred in the 1997 year related to the proposed merger with Commercial Federal.

Compensation and employee benefits increased $533, or 11.75%, in 1997 over 1996. In addition to increases due to normal annual salary adjustments and employment of personnel necessary to carry out the business activities of the Savings Bank, the Bank charged off the total remaining cost of its Management Stock Bonus Plan, an additional expense of $348, which became 100% vested to plan participants upon the signing of the proposed merger agreement with Commercial Federal.

Occupancy increased $321 and office supplies expense increased $36, in 1997 over 1996. The Savings Bank opened two new full service branches in 1997.

Data processing costs increased $14 in support of additional branch operations and in response to mortgage banking (including servicing) demands.

Advertising increased $52 in the fiscal year 1997 over fiscal 1996. Advertising was increased primarily to promote the Savings Bank's checking account programs and two branch openings.

Federal insurance premiums decreased from $1,504 for the year ended September 30, 1996 to $204 for the year ended September 30, 1997. On September 30, 1996 the Economic Growth and Regulatory Paperwork Reduction Act of 1996 was signed into law. The Act imposed a special assessment on SAIF members to recapitalize the SAIF. The Bank's assessment was $1,053 which was immediately charged to expense in 1996. The normal rate of deposit insurance premium assessment materially declined in 1997 ($204 for 1997 compared to $451 for 1996).

Deposit account expense, related primarily to operation of the Savings Bank's checking account programs, increased from $298 in 1996 to $340 in 1997. The Savings Bank intends to expand its checking account and deposit account programs in the future.

Miscellaneous loan servicing expense decreased $101 in 1997 over 1996. These expenses are directly related to the servicing of loans for others, as well as for the Savings Bank, and can be expected to rise as the Savings Bank grows and expands its servicing portfolio for others. The decrease in this expense in 1997 is attributed to a decrease in the rate of prepayments of loans serviced for others. See footnote 19 to the consolidated financial statements, Segment
Information, for more information relative to the operation of the mortgage banking segment (which includes loan servicing for others) of the Savings Bank.

For the year ended September 30, 1997, operating expenses totaled 2.59% of average assets, a decrease from the 3.4% of average assets recorded for the year ended September 30, 1996. The operating expense ratios are attributable to loan production and loan servicing activities (which incur operating expenses), and general inflationary pressures on the Savings Bank's operations.

Mid Continent Bancshares, Inc.
================================================================================


INCOME TAX EXPENSE
------------------
Income tax expense increased $784 from $1,893 for the year ended September 30, 1996 to $2,677 for the year ended September 30, 1997. The primary reason for the increase was a $1,828 increase in pre-tax income. The effective rate for the year ended September 30, 1996 was 37.7% as compared to 39.1% for 1997.

Asset and Liability Management

Although the Savings Bank's dependence upon net interest income has been greatly reduced during the past years as a result of the increase in sources of other income obtained through its mortgage banking operation and purchases of mortgage servicing rights ("MSR"), the income from retail operations and assets held in portfolio still depends primarily upon it's net interest income. The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap", provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates over a period of time. A gap is considered positive when the amount of interest-rate sensitive assets maturing or repricing over a specified period of time exceeds the amount of interest-rate sensitive liabilities maturing or repricing within that period and is considered negative when the amount of interest-rate sensitive liabilities maturing or repricing over a specified period of time exceeds the amount of interest-rate sensitive assets maturing or repricing within that period. Generally, during a period of rising interest rates, a negative gap within a given period of time would adversely affect net interest income, while a positive gap within a given period of time would result in an increase in net interest income; during a period of falling interest rates, a negative gap within a given period of time would result in an increase in net interest income while a positive gap within a given period of time would have the opposite effect. At September 30, 1997, the Savings Bank's one year and three year cumulative interest sensitivity gap as a percentage of total assets was a negative 12.4% and a negative 7.0%, respectively.

In an effort to reduce interest rate risk and protect it from the negative effect of increases in interest rates, the Savings Bank has instituted certain asset and liability management measures. This strategy includes the following primary elements: (i) originating and purchasing long-term fixed-rate loans only for sale in the secondary mortgage market, (ii) maintaining a high percentage of total assets in short-term securities and other liquid assets, (iii) increasing sources of other income, such as gain on sale of loans and loan servicing fees,
(iv) increasing its ARM and short-term fixed rate loan portfolio and (v) building a loan servicing portfolio whose market value floats inversely to the movement of interest rates. A loan servicing portfolio becomes more valuable as the "turnover" in the mortgage loans slows. Mortgage loans traditionally become more seasoned and turnover less as interest rates rise. Therefore, after interest rates rise, the value of a loan servicing portfolio generally increases (assuming credit quality is maintained), causing the opposite effect to the value of the Savings Bank's loans and investments.

Mid Continent Bancshares, Inc.
================================================================================


Certain risks are inherent in the business of mortgage banking. There is a risk that the Savings Bank will not be able to sell all the loans that it originates or purchases or, conversely, that the Savings Bank will be unable to fulfill its contractual commitment to deliver loans. In addition, in periods of rising interest rates, loans originated or purchased by the Savings Bank may decline in value. Exposure to interest rate risk is significant during the period between the time the interest rate on a customer's mortgage loan application is established and the time the mortgage loan closes, and also during the period between the time the interest rate is established and the time the Savings Bank commits to sell the loan. If interest rates change in an unanticipated fashion, the actual percentage of loans that close may differ from projected percentages. The resultant mismatching of commitments to close loans and commitments to deliver sold loans may have an adverse effect on the profitability of loan originations in any such period. A sudden increase in interest rates can cause a higher percentage of loans to close than projected. To the degree that this was not anticipated, the Savings Bank will not have made commitments to sell these additional loans and may incur significant mark to market losses, adversely affecting results of operations. In order to minimize these risks, it is the policy of the Savings Bank to cover approximately 75%-85% of the loans that it has originated or purchased with sales contracts with third parties. A mortgage banker that is unable to fulfill its commitments to deliver mortgage loans to third parties will be subject to the payment of fees and monetary penalties as well as the loss of business reputation. The risk associated with failing to meet delivery commitments cannot be eliminated due to the variables created by changes in market conditions and other factors. Commitments to sell loans are considered when assessing the lower of cost or market valuation of the Savings Bank's loans held for sale portfolio.

Gap Table

The following table sets forth the amount of the Savings Bank's interest-earning assets and interest-bearing liabilities outstanding at September 30, 1997 on an unconsolidated basis, which are expected to reprice or mature in each of the future time periods shown. The amount of assets or liabilities shown which reprice or mature during a particular period were determined by the contractual terms of the asset or liability. The table assumes prepayments and scheduled principal amortization of fixed-rate loans and mortgage-related securities, and assumes that adjustable rate mortgage loans will reprice at contractual repricing intervals. No consideration has been provided for the impact of future commitments and loans in process.

Mid Continent Bancshares, Inc.
================================================================================



                                                   Within       Over 1-3       Over 3-5        Over
                                                  One Year       Years           Years        5 Years          Total
                                                   Amount        Amount          Amount        Amount          Amount
                                                   ------        ------        --------      --------         --------
                                                                        (Dollars in Thousands)
     Interest-earning assets:
       Mortgage loans and MRS (1)                 $106,606      $106,269        $17,401       $37,766         $268,042
       Other loans                                   2.588         2,554            967         1,189            7,298
       Investment securities (2)                    46,606         3,000                       52,399          102,005
                                                    ------         -----          -----        ------          -------

          Total interest-earning assets            155,800       111,823         18,368        91,354          377,345
                                                   -------       -------         ------        ------          -------

    Interest-bearing liabilities:
       Non-interest-bearing deposits                 9,692         9,994          3,989         2,651           26,326
       Demand and NOW accounts                       9,826         2,781          1,837         2,993           17,437
       Savings accounts                              6,396           759            548         1,430            9,133
       Money market deposit accounts                 9,216         3,364          1,312           840           14,732
       Certificates of deposit                      97,076        63,201          7,687         1,068          169,032
       FHLB advances                                70,800        10,000         41,000                        121,800
       Other borrowings                              3,059                                                       3,059
                                                     -----         -----          -----         -----            -----

          Total interest-bearing liabilities       206,065        90,099         56,373         8,982          361,519
                                                   -------        ------         ------         -----          -------

    Interest sensitivity gap                       (50,265)       21,724        (38,005)       82,372           15,826
                                                  ========        ======       ========        ======           ======

    Cumulative interest sensitivity gap            (50,265)      (28,541)       (66,546)       15,826           15,826
                                                  ========      ========       ========        ======           ======

    Ratio of interest-earning assets to
      interest-bearing liabilities                    75.6%        124.1%          32.6%      1,017.1%           104.4%
                                                     =====        ======          =====      ========           ======

    Ratio of cumulative gap to total assets         (12.4%)        (7.0%)        (16.4%)          3.9%             3.9%
                                                   =======        ======        =======          ====             ====

(1) Includes loans held for sale. Mortgage-related securities are identified as "MRS".
(2) Includes investment securities, FHLB stock and interest-earning deposits in banks.

Certain shortcomings are inherent in the method of analysis presented in the table above. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis over the life of the asset. Further, in the event of a change in interest rates, prepayment levels and decay rates on core deposits would likely deviate significantly from those assumed in calculating the table.

The Savings Bank's analysis of its interest-rate sensitivity incorporates certain assumptions concerning the amortization of loans and other interest-earning assets and the repricing characteristics of deposits. The Savings Bank has made the following assumptions in calculating the value on the above-referenced table: adjustable-rate mortgage loans have prepayment rates ranging from 10 to 31%; fixed-rate mortgage loans have a prepayment rate that is constant through time but varies from 5% for lower contractual interest rate loans to 44% for higher

Mid Continent Bancshares, Inc.
================================================================================


contractual interest rate loans; consumer loans have prepayment rates ranging from 4 to 17%; core savings deposits have a decreasing decay rate through time ranging from 100% almost immediately to 15% after one year; NOW checking deposits have a decreasing decay rate through time ranging from 100% almost immediately to 19% after one year; and money market deposits have a decreasing decay rate through time ranging from 91% almost immediately to 38% after one year. The interest-rate sensitivity of the Savings Bank's assets and liabilities illustrated in the table could vary substantially if different assumptions were used or if actual experience differs from the assumptions used.

As discussed above and as shown in the preceding gap table and the average balance sheet and rate/volume analysis contained in the annual report, the Bank's net interest rate risk consists of risks from the numerous time periods for maturity or repricing of particular assets or liabilities and from the numerous interest rates that vary over time and because of the maturity or repricing of the underlying assets or liabilities. These risks necessarily impact net interest income. One impact on net interest income results from the interest rate margin (net yield on interest bearing assets).

AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID
-------------------------------------------------------------------
The following table presents for the periods indicated the total dollar amounts of interest income from average interest earning assets and the resultant yields, as well as the interest expense on the average interest bearing liabilities, expressed both in dollars and rates. Average balances are derived from daily balances. The following table includes nonaccruing loans averaging $278, $359 and $597, respectively, for the years ended September 30, 1995, 1996 and 1997 as interest-earning assets at a yield of zero percent. Interest income for the years ended September 30, 1995, 1996 and 1997 includes loan fee amortization of $371, $168 and $72, respectively.

Mid Continent Bancshares, Inc.
================================================================================

                                                                        Year Ended September 30,
                                                 1995                             1996                            1997
                                  --------------------------------   -------------------------------   -----------------------------
                                  Average               Average       Average              Average      Average              Average
                                  Balance     Interest  Yield/Cost    Balance   Interest  Yield/Cost    Balance  Interest Yield/Cost
                                  -------     --------  ----------    -------   --------  ----------    -------  -------------------
Interest earning assets:
   Loans receivable                 $129,687   $10,310    7.95%      $151,078   $11,723    7.76%       $208,205   $15,991    7.68%
   Mortgage-related securities        43,430     3,006    6.92%        39,711     2,922    7.36%         34,194     2,538    7.42%
   Investment securities              37,322     2,581    6.92%        73,431     5,250    7.15%        101,690     7,298    7.18%
   Other interest-earning assets       6,042       328    5.43%         5,128       278    5.42%          4,694       220    4.69%
                                    --------   -------  ------       --------   -------   -----        --------   -------  ------
      Total interest-earning
        assets                       216,481   $16,225    7.49%       269,348   $20,173    7.49%       $348,783   $26,047    7.47%
                                               =======  ======                  =======   =====                   =======  ======
Non-interest-earning assets           18,392                           22,110                            26,698
                                    --------                         --------                          --------
      Total assets                  $234,873                         $291,458                          $375,481
                                    ========                         ========                          ========

Interest-bearing liabilities:
   Passbook savings deposits          $8,710      $239    2.74%        $8,634      $238    2.76%         $8,783      $241    2.74%
   NOW accounts and money
     market demand deposits           40,131       565    1.41%        47,285       756    1.60%         52,936     1,015    1.92%
   Certificates of deposit           123,444     6,697    5.43%       148,922     8,491    5.70%        170,056     9,662    5.68%
   Other interest-bearing
     liabilities                      23,751     1,503    6.33%        44,809     2,783    6.21%         98,951     5,916    5.98%
                                    --------    ------  ------       --------     -----  ------         ------     -----   ------
      Total interest-bearing
        liabilities                  196,036    $9,004    4.59%       249,650   $12,268    4.91%        330,726   $16,834    5.09%
                                                ======  ======                  =======  ======                   =======  ======

Non-interest-bearing liabilities       4,216                            5,201                             6,677
                                    --------                         --------                          --------
      Total liabilities              200,252                          254,851                           337,403
Stockholders' equity                  34,621                           36,607                            38,078
                                    --------                         --------                          --------
      Total liabilities and
        stockholders' equity        $234,873                         $291,458                          $375,481
                                    ========                         ========                          ========
Net interest income                             $7,221                           $7,905                            $9,213
                                                ======                           ======                            ======
Interest rate spread                                      2.90%                            2.58%                             2.38%
                                                        ======                           ======                           =======
Net yield on interest-
  bearing assets                                          3.34%                            2.93%                             2.64%
                                                        ======                           ======                           =======
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities                          110.43%                          107.89%                           105.46%
                                                        ======                           ======                           =======


Mid Continent Bancshares, Inc.
================================================================================


The following schedule presents the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities. For each category of interest earning assets and interest-bearing liabilities, information is provided on changes attributed to
(i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

                                                     1995 vs. 1996                               1996 vs. 1997
                                                   Increase (Decrease)                         Increase (Decrease)
                                                        Due to                                       Due to
                                        -----------------------------------------   -----------------------------------------
                                                               Rate/                                       Rate/
                                         Volume       Rate     Volume       Net      Volume       Rate     Volume       Net
                                         ------       ----     ------       ---      ------       ----     ------       ---
Interest income:
   Loans receivable                     $ 1,701    $  (247)   $   (41)   $ 1,413    $ 4,433    $  (119)   $   (46)   $ 4,268
   Mortgage-related securities             (258)       190        (16)       (84)      (406)        26         (4)      (384)
   Investment securities                  2,497         87         85      2,669      2,020         20          8      2,048
   Other interest-earning assets            (50)         0          0        (50)       (24)       (38)         4        (58)
                                        -------    -------    -------    -------    -------    -------    -------    -------
      Total interest-earning assets     $ 3,890    $    30    $    28    $ 3,948    $ 6,023    $  (111)   $   (38)   $ 5,874
                                        =======    =======    =======    =======    =======    =======    =======    =======

Interest expense:
   Passbook savings deposits            $    (2)   $     1    $     0    ($    1)   $     4    $    (1)   $     0    $     3
   NOW accounts and money market
    demand deposits                         100         77         14        191         90        151         18        259
   Certificates of deposit                1,383        341         70      1,794      1,205        (30)        (4)     1,171
   Other interest-bearing liabilities     1,333        (28)       (25)     1,280      3,363       (104)      (126)     3,133
                                        -------    -------    -------    -------    -------    -------    -------    -------
      Total interst-bearing liabilities $ 2,814    $   391    $    59    $ 3,264    $ 4,662    $    16    $  (112)   $ 4,566
                                        =======    =======    =======    =======    =======    =======    =======    =======

Net change in net interest income       $ 1,076    $  (361)   $   (31)   $   684    $ 1,361    $  (127)   $    74    $ 1,308
                                        =======    =======    =======    =======    =======    =======    =======    =======

Mid Continent Bancshares, Inc.
================================================================================


MARKET RISK
-----------
When used or incorporated by reference in disclosure documents, the words "anticipate," "estimate," "expect," "project," "target," "goal" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including those set forth below. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected or projected. These forward-looking statements speak only as of the date of the document. The Bancorp expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein to reflect any change in the Bancorp's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The Savings Bank's Assets Liability Management Committee ("ALCO"), which includes senior management representatives, monitors and considers methods of managing the rate and sensitivity repricing characteristics of the balance sheet components consistent with maintaining acceptable levels of changes in net portfolio value ("NPV") and net interest income. A primary purpose of the Savings Bank's asset and liability management is to manage interest rate risk to effectively invest the Savings Bank's capital and to preserve the value created by its core business operations. As such, certain management monitoring processes are designed to minimize the impact of sudden and sustained changes in interest rates on NPV and net interest income.

The Savings Bank's exposure to interest rate risk is reviewed on at least a quarterly basis by the Board of Directors and the ALCO. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine the Savings Bank's change in NPV in the event of hypothetical changes in interest rates and interest rate sensitivity gap analysis is used to determine the repricing characteristics of the Bank's assets and liabilities. If estimated changes to NPV and net interest income are not within the limits established by the Board, the Board may direct management to adjust its asset and liability mix to bring interest rate risk within Board-approved limits.

In order to reduce the exposure to interest rate fluctuations, the Savings Bank has developed strategies to manage its liquidity, shorten its effective maturities of certain interest-earning assets, and increase the interest rate sensitivity of its asset base. Management has sought to decrease the average maturity of its assets by emphasizing the origination of adjustable-rate residential mortgage loans, consumer loans and adjustable-rate mortgage loans for the acquisition, development, and construction of residential real estate, all of which are retained by the Bank for its portfolio. In addition, long-term, fixed-rate single-family residential mortgage loans are underwritten according to guidelines of the Federal Home Loan Mortgage Corporation ("FHLMC"), Federal Housing Administration ("FHA"), Veterans Administration ("VA"), Guaranteed Rural Housing Loans ("GRHL") and the Federal National Mortgage Association ("FNMA"), and are either swapped with the FHLMC, FNMA, and GNMA ("Government National Mortgage Association") in exchange for mortgage-related securities secured by such loans which are then sold directly for cash in the secondary market.

Mid Continent Bancshares, Inc.
================================================================================


Interest rate sensitivity analysis is used to measure the Savings Bank's interest rate risk by computing estimated changes in NPV of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained one hundred to four hundred basis points increase or decrease in the market interest rates. The Savings Bank's Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in the NPV of 15%, 25%, 35% and 45% in the event of a sudden and sustained one hundred to four hundred basis points increase or decrease in market interest rates. The following table presents the Savings Bank's projected change in NPV for the various rate shock levels of September 30, 1997. All market risk sensitive instruments presented in this table are held to maturity or available for sale. The Savings Bank has no trading securities.


                                                                  Percent Change
Change in                   Market Value of      Actual                   Board
Interest Rates              Portfolio Equity     Change      Actual       Limit
                            ----------------     ------      ------       -----
                              (Dollars in Thousands)
                              ----------------------
400 basis point rise           $ 38,443        $ (25,503)     (40) %      (45) %
300 basis point rise             45,921          (18,025)     (28)        (35)
200 basis point rise             52,605          (11,341)     (18)        (25)
100 basis point rise             58,953           (4,993)      (8)        (15)
Base Scenario                    63,946               --       --          --
100 basis point decline          65,307            1,361        2          15
200 basis point decline          63,243             (703)      (1)         25
300 basis point decline          63,977               31        0          35
400 basis point decline          66,333            2,387        4          45

The preceding table indicates that at September 30, 1997, in the event of a sudden and sustained increase in prevailing market interest rates, the Savings Bank's NPV would normally decrease, and that in the event of a sudden and sustained decrease in prevailing market interest rates, the Savings Bank's NPV would normally increase. At September 30, 1997, the Savings Bank's estimated changes in NPV were within the targets established by the Board of Directors.

NPV is calculated by the Savings Bank pursuant to guidelines established by the OTS. The calculation is based on the net present value of estimated discounted cash flows utilizing market prepayment assumptions and market rates of interest provided by independent broker quotations and other public sources as of September 30, 1997, with adjustments made to reflect the shift in the Treasury yield curve as appropriate.

Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposits decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the ALCO could undertake in response to changes in interest rates.

Mid Continent Bancshares, Inc.
================================================================================


Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. Actual values may differ from those projections presented, should market conditions vary from assumptions used in the calculation of the NPV. Certain assets, such as adjustable-rate loans, which represent one of the Savings Bank's primary loan products, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. In addition, the proportion of adjustable-rate loans in the Savings Bank's portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the NPV. Finally, the ability of many borrowers to repay their adjustable-rate mortgage loans may decrease in the event of interest rate increases.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------
The Savings Bank is required to maintain minimum levels of "liquid assets", as defined by the Office of Thrift Supervision ("OTS") regulations. This requirement, which may be varied from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum ratio is currently 4 percent. The Savings Bank's average liquidity ratio was 9.06% percent during September, 1997. The Savings Bank manages its liquidity ratio to meet its funding needs, including; deposit outflows; disbursement of payments collected from borrowers for taxes and insurance; repayment of Federal Home Loan Bank advances and other borrowings; and loan principal disbursements. The Savings Bank also monitors its liquidity position in accordance with its asset/liability management objectives.

In addition to funds provided from operations, the Savings Bank's primary sources of funds are: savings deposits; principal repayments on loans and mortgage-related; and matured or called investment securities. The Savings Bank also borrows funds from time to time from the Federal Home Loan Bank of Topeka (the "FHLB").

Scheduled loan repayments and maturing investment securities are a relatively predictable source of funds. However, savings deposit flows and prepayments on loans and mortgage-related securities are significantly influenced by changes in market interest rates, economic conditions and competition. The Savings Bank strives to manage the pricing of its deposits to maintain a balanced stream of cash flows commensurate with its loan commitments and other predictable funding needs.

The Savings Bank usually maintains a portion of its cash on hand in interest-bearing demand deposits with the FHLB to meet immediate loan commitment and savings withdrawal funding requirements. When applicable, cash in excess of immediate funding needs is invested into longer-term investment and mortgage-related securities, some of which may also qualify as liquid investments under current OTS regulations.

The Savings bank has a $68,292 line of credit with the FHLB which may be used to provide funds necessary to cover cash shortages on a daily basis, and the ability to obtain various other FHLB advances up to a total borrowing limit of approximately $220,000, the amount of the

Mid Continent Bancshares, Inc.
================================================================================


Banks residential housing finance assets. At September 30, 1997, the Savings Bank had total FHLB borrowings of $121,800.

Management believes the Savings Bank has sufficient resources available to meet its foreseeable funding requirements. At September 30, 1997, the Savings Bank had outstanding loan commitments of $87,584, and certificates of deposit scheduled to mature within one year of $97,076.

As required by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), the Savings Bank must meet or exceed three separate standards of capital adequacy. OTS regulations require financial institutions to have minimum tangible capital equal to 1.50 percent of total adjusted assets; minimum core capital equal to 3.00 percent of total adjusted assets; and risk-based capital equal to 8.00 percent of total risk-weighted assets.

The Savings Bank's capital requirements and actual capital under the OTS regulations were as follows at September 30, 1997:

                                                   Percent of
                                  Amount            Adjusted
                                (Thousands)          Assets
                               -------------       ------------
Tangible capital
   Actual amount                 $36,179              8.9%
   Required amount                 6,079              1.5%
                                   -----              ----
      Excess                     $30,100              7.4%
                                 =======              ====
Core capital:
   Actual amount                 $36,179              8.9%
   Required amount                12,158              3.0%
                                  ------              ----
      Excess                     $24,021              5.9%
                                 =======              ====
Risk-based capital:
   Actual amount                 $36,633             22.6%
   Required amount                12,954              8.0%
                                  ------              ----
      Excess                     $23,679             14.6%
                                 =======             =====

OTHER MATTERS
-------------

LEGAL PROCEEDINGS
-----------------
Mid-Continent Federal Savings Bank, the wholly-owned subsidiary of Mid Continent Bancshares, Inc., is pursuing its claim against the federal government to recover funds lost as a result of the enactment of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"). In 1986, the Bank was encouraged by the federal government to acquire an insolvent thrift institution ("Reserve Savings and Loan Association"). The federal government allowed the Bank to count the insolvent thrift's losses as "goodwill" assets and to double-count as "capital credit" federal government funds provided to help the Bank take over the failing thrift. The Bank contends (among other things) in its lawsuit that the federal government

Mid Continent Bancshares, Inc.
================================================================================


breached its contract with the Bank when FIRREA was enacted because FIRREA prevented the Bank from counting such assets toward minimum capital requirements. As a result of FIRREA, the Bank was forced to write off approximately $7,500,000 in supervisory goodwill. This write off reduced the Bank's regulatory capital.

On July 1, 1996, the United States Supreme Court affirmed decisions by a federal appellate court that the government had breached express contracts with three thrifts (U.S. v. Winstar Corp, et al.) and therefore was liable for damages. Those lawsuits stemmed from circumstances that are similar to those of the Bank; in order to persuade those thrifts to acquire certain insolvent thrift institutions, the federal government promised accounting treatment similar to that promised to the Bank.

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

Possible Year 2000 Computer Program Problems

A great deal of information has been disseminated about the global computer crash that may occur in the year 2000. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in earlier years) are expected to read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency based on the wrong date or are expected to be unable to compute payment, interest or delinquency. Rapid and accurate data processing is essential to the operation of the Savings Bank. Data processing is also essential to most other financial institutions and many other companies.

All of the material computer programs of the Savings Bank that could be affected by this problem are provided by third party vendors. The third party vendors of the Savings Bank have advised the Savings Bank that they expect to resolve this potential problem before the year 2000. However, if the third party vendors are unable to resolve this potential problem in time, the Savings Bank would likely experience significant data processing delays, mistakes or failures. These delays, mistakes or failures could have a significant adverse impact on the financial condition and results of operation of the Savings Bank.

MID CONTINENT BANCSHARES, INC.
AND SUBSIDIARY


TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  29

CONSOLIDATED FINANCIAL STATEMENTS:

        Consolidated Balance Sheets as of September 30, 1996 and 1997      30-31

        Consolidated Statements of Income for the Years Ended
           September 30, 1995, 1996 and 1997                                  32

        Consolidated Statements of Stockholders' Equity for the Years
           Ended September 30, 1995, 1996 and 1997                            33

        Consolidated Statements of Cash Flows for the Years Ended
           September 30, 1995, 1996 and 1997                               34-35

        Notes to Consolidated Financial Statements for the Years Ended
            September 30, 1995, 1996 and 1997                              36-68

            [Deloitte & Touche LLP Letterhead, Kansas City, Missouri]

INDEPENDENT AUDITORS' REPORT


Board of Directors
Mid Continent Bancshares, Inc.
El Dorado, Kansas

We have audited the accompanying consolidated balance sheets of Mid Continent Bancshares, Inc. and subsidiary (the "Company") as of September 30, 1996 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.


As discussed in Note 2 to the consolidated financial statements, on September 2, 1997, the Company entered into a reorganization and merger agreement to be acquired by another financial institution.


/s/ Deloitte & Touche LLP



November 14, 1997

MID CONTINENT BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 1996 AND 1997
(Dollars in thousands, except share amounts)
--------------------------------------------------------------------------------


ASSETS                                                         1996       1997

CASH AND CASH EQUIVALENTS:
  Cash and amounts due from depository institutions         $  1,694   $  1,387
  Interest bearing deposits in other banks                     3,924     15,940
                                                            --------   --------
           Total cash and cash equivalents                     5,618     17,327

INVESTMENT SECURITIES, At cost (Market value of $83,827
  and $79,220)                                                86,235     79,390

CAPITAL STOCK OF FEDERAL HOME LOAN BANK, At cost               4,327      6,675

MORTGAGE-RELATED SECURITIES, At cost (Market value of
  $34,366 and $28,556)                                        34,383     28,124

LOANS HELD FOR SALE (Market value of $13,816 and $14,078)     13,718     13,894

LOANS RECEIVABLE, Net (Less allowance for loan losses
  of $421 and $465)                                          171,158    233,311

PREMISES AND EQUIPMENT, Net                                    6,271      7,222

REAL ESTATE OWNED (Less allowance for losses of
  $34 and $19)                                                    28         41

ACCRUED INTEREST RECEIVABLE:
  Loans receivable                                             1,285      1,594
  Mortgage-related securities                                    262        224
  Investment securities                                        1,197      1,053
                                                            --------   --------
           Total accrued interest receivable                   2,744      2,871

MORTGAGE SERVICING RIGHTS, Net                                12,496     13,615

OTHER ASSETS                                                   3,208      2,792
                                                            --------   --------
TOTAL ASSETS                                                $340,186   $405,262
                                                            ========   ========

                                                                     (Continued)

MID CONTINENT BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 1996 AND 1997
(Dollars in thousands, except share amounts)
--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY                                1996         1997

DEPOSITS                                                         $ 214,493    $ 236,333

ADVANCE PAYMENTS BY BORROWERS FOR TAXES
  AND INSURANCE                                                      1,805        2,066

DEFERRED INCOME TAXES                                                  698        1,042

ACCRUED AND OTHER LIABILITIES                                        4,683        4,039

ADVANCES FROM FEDERAL HOME LOAN BANK                                81,700      121,800
                                                                 ---------    ---------
           Total liabilities                                       303,379      365,280

COMMITMENTS AND CONTINGENT LIABILITIES

STOCKHOLDERS' EQUITY:
  Preferred stock, no par value; 10,000,000 shares authorized, no shares issued or outstanding
  Common stock, $.10 par value, 20,000,000 shares authorized,
    2,248,250 and 2,251,953 shares issued                              225          225
  Additional paid-in capital                                        21,663       22,209
  Unearned compensation - Employee Stock Ownership Plan             (1,054)        (918)
  Unearned compensation - Management Stock Bonus Plan                 (547)
  Retained earnings, substantially restricted                       20,424       23,851
                                                                 ---------    ---------
                                                                    40,711       45,367

  Treasury stock, 231,500 and 290,000 shares, at cost               (3,904)      (5,385)
                                                                 ---------    ---------
           Total stockholders' equity                               36,807       39,982
                                                                 ---------    ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $ 340,186    $ 405,262
                                                                 =========    =========


See notes to consolidated financial statements.                      (Concluded)

MID CONTINENT BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
(Dollars in thousands, except share amounts)
--------------------------------------------------------------------------------

                                                                     1995        1996        1997
INTEREST INCOME:
  Loans receivable                                                 $ 10,310    $ 11,723    $ 15,991
  Mortgage-related securities                                         3,006       2,922       2,538
  Investment securities                                               2,581       5,250       7,298
  Other interest - cash and cash equivalents                            328         278         220
                                                                   --------    --------    --------
          Total interest income                                      16,225      20,173      26,047
                                                                   --------    --------    --------
INTEREST EXPENSE:
  Deposits                                                            7,501       9,485      10,918
  Advances from Federal Home Loan Bank                                1,503       2,783       5,916
                                                                   --------    --------    --------
          Total interest expense                                      9,004      12,268      16,834
                                                                   --------    --------    --------
NET INTEREST INCOME                                                   7,221       7,905       9,213

PROVISION FOR LOAN LOSSES                                               224          75         143
                                                                   --------    --------    --------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                   6,997       7,830       9,070
                                                                   --------    --------    --------
OTHER INCOME:
  Loan servicing fees                                                 4,407       4,779       4,841
  Amortization of mortgage servicing rights                          (1,305)     (1,651)     (1,742)
  Gain on sale of mortgage servicing rights                           1,961
  Service fees and other charges to customers                         1,846       2,539       3,067
  Gain on sale of loans held for sale, net                              706       1,367       1,194
  Insurance commissions                                                 100          54          73
  Other                                                                  39          84          86
                                                                   --------    --------    --------
          Total other income                                          7,754       7,172       7,519
                                                                   --------    --------    --------
OTHER EXPENSES:
  Salaries and employee benefits                                      4,245       4,536       5,069
  Occupancy of premises                                                 866         844       1,165
  Office supplies and related expenses                                  529         643         679
  Data processing                                                       455         590         604
  Advertising and promotions                                            414         448         500
  Federal insurance premiums                                            351       1,504         204
  Professional services                                                 313         272         244
  Provision for losses on real estate owned                              81          18          10
  Amortization of excess cost over fair value of assets acquired         78          60          22
  Deposit accounts                                                      227         298         340
  Loan servicing                                                        193         342         241
  Other                                                                 450         428         664
                                                                   --------    --------    --------
          Total other expenses                                        8,202       9,983       9,742
                                                                   --------    --------    --------
INCOME BEFORE INCOME TAX EXPENSE                                      6,549       5,019       6,847

INCOME TAX EXPENSE                                                    2,443       1,893       2,677
                                                                   --------    --------    --------
NET INCOME                                                         $  4,106    $  3,126    $  4,170
                                                                   ========    ========    ========

EARNINGS PER SHARE                                                 $   1.97    $   1.59    $   2.15
                                                                   ========    ========    ========


See notes to consolidated financial statements.

MID CONTINENT BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
(Dollars in thousands, except share amounts)
--------------------------------------------------------------------------------

                                                             Unearned       Unearned
                                                           Compensation - Compensation -
                                                              Employee      Management     Retained
                                                Additional     Stock          Stock        Earnings,                      Total
                                 Common Stock    Paid-In     Ownership        Bonus      Substantially Treasury Stock  Stockholders'
                                Shares   Amount  Capital       Plan           Plan        Restricted    Shares  Amount   Equity

BALANCE, October 1, 1994       2,248,250  $ 225  $ 21,504   $ (1,312)                      $ 14,792                         $35,209

  Acquisition of common
  stock for Management
  Stock Bonus Plan                                                          $ (995)                                          (995)

  Acquisition of Treasury
    Stock                                                                                               80,000  $ (1,174)   (1,174)

  Common stock committed
    to be released for
    allocation - Employee
    Stock Ownership Plan                                        122                                                           122

  Increase in fair market
    value of Employee Stock
    Ownership Plan shares
    committed to be released
    for allocation                                     49                                                                       49

  Amortization of unearned
    compensation - Management
    Stock Bonus Plan                                                            249                                            249

  Dividends on common
    stock to stockholders                                                                      (831)                          (831)

Net income                                                                                    4,106                          4,106
                               ---------  -----  --------   --------         ------        --------    -------  --------   ------
BALANCE, September 30, 1995    2,248,250    225    21,553     (1,190)          (746)         18,067      80,000   (1,174)   36,735

  Acquisition of Treasury
    Stock                                                                                               151,500   (2,730)   (2,730)

  Common stock committed
    to be released for
    allocation - Employee
    Stock Ownership Plan                                         136                                                           136

  Increase in fair market
    value of Employee
    Stock Ownership Plan
    shares committed to be
    released for allocation                          110                                                                      110

  Amortization of unearned
    compensation -
    Management Stock
    Bonus Plan                                                                  199                                            199

  Dividends on common
    stock to stockholders                                                                      (769)                          (769)

Net income                                                                                    3,126                          3,126
                               ---------  -----  --------   --------        ------         --------    -------  --------   ------
BALANCE, September 30, 1996    2,248,250    225    21,663     (1,054)          (547)         20,424     231,500   (3,904)   36,807

  Acquisition of Treasury
    Stock                                                                                                58,500   (1,481)   (1,481)

  Exercise of stock
    options                        3,703               43                                                                       43

  Common stock committed
    to be released for
    allocation - Employee
    Stock Ownership Plan                                         136                                                           136

  Increase in fair market
    value of Employee Stock
    Ownership Plan shares
    committed to be released
    for allocation                                    225                                                                      225

  Amortization of unearned
    compensation - Management
    Stock Bonus Plan                                                          547                                              547

  Income tax benefit upon
    vesting of  Management
    Stock Bonus Plan                                 278                                                                      278

  Dividends on common stock to
    stockholders                                                                               (743)                          (743)

Net income                                                                                    4,170                          4,170
                               ---------  -----  --------   --------        ------         --------     ------- --------   -------
BALANCE, September 30, 1997    2,251,953  $ 225  $ 22,209     $ (918)       $              $ 23,851     290,000   (5,385)  $39,982
                               =========  =====  ========     ======        ======         ========     ======= ========   =======


See notes to consolidated financial statements.

MID CONTINENT BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
(Dollars in thousands, except share amounts)
-------------------------------------------------------------------------------------------------------------

                                                                            1995       1996         1997
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                            $   4,106    $   3,126    $   4,170
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
    Common stock committed to be released for allocation -
      Employee Stock Ownership Plan                                           122          136          136
    Increase in fair market value of Employee Stock Ownership
      Plan shares committed to be released for allocation                      49          110          225
    Amortization of unearned compensation - Management
      Stock Bonus Plan                                                        249          199          547
    Stock dividend on capital stock of Federal Home Loan Bank                             (172)        (365)
    Accretion of premiums and discounts on mortgage-
      related securities and investment securities, net                      (134)        (155)        (147)
    Provision for loan losses                                                 224           75          143
    Provision for losses on real estate owned                                  81           18           10
    Net loan origination fees capitalized                                     380        1,602          899
    Amortization of net deferred loan origination fees                       (371)        (168)         (72)
    Amortization of mortgage servicing rights                               1,305        1,651        1,742
    Impairment of mortgage servicing rights                                                              10
    Amortization of excess of cost over fair value of assets acquired          78           60           22
    Gain on sale of real estate owned, net                                     (7)         (34)         (34)
    Depreciation and amortization on premises and equipment                   393          344          516
    Gain on sale of premises and equipment                                    (12)
    Gain on sale of loans held for sale, net                                 (706)      (1,367)      (1,194)
    Origination/purchase of loans held for sale                          (107,341)    (195,873)    (214,177)
    Proceeds from sale of loans held for sale                              91,466      205,630      215,195
    Gain on sale of mortgage servicing rights                              (1,961)
    Provision (benefit) for deferred income taxes                            (225)         530          344
    Changes in:
      Accrued interest receivable                                            (935)        (525)        (127)
      Other assets                                                            (27)        (698)         394
      Income taxes payable                                                    607          (77)
      Accrued and other liabilities                                         1,091        2,028         (638)
                                                                        ---------    ---------    ---------
            Net cash provided by (used in) operating activities           (11,568)      16,440        7,599
                                                                        ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from maturities or call of investment securities                10,100       29,000       48,860
  Purchases of investment securities                                      (42,000)     (62,753)     (43,820)
  Principal collected on mortgage-related securities                        4,985        6,746        6,228
  Purchases of mortgage-related securities                                              (1,158)
  Loan originations net of principal collected on loans receivable        (23,171)     (48,069)     (63,420)
  Proceeds from sales of premises and equipment                               117
  Acquisitions of mortgage servicing rights, net                           (8,423)      (2,522)      (2,871)
  Proceeds from sales of mortgage servicing rights                          3,766
  Purchases of premises and equipment                                      (1,416)      (1,858)      (1,468)
  Proceeds from sales of real estate owned                                    170          374          308
                                                                        ---------    ---------    ---------
            Net cash used in investing activities                         (55,872)     (80,240)     (56,183)
                                                                        ---------    ---------    ---------


                                                                     (Continued)

MID CONTINENT BANCSHARES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
(Dollars in thousands, except share amounts)
--------------------------------------------------------------------------------------------------------
                                                                     1995         1996         1997

CASH FLOWS FROM FINANCING ACTIVITIES:
  Receipts for deposits, net                                       $  40,952    $  18,779    $  21,839
  Increase (decrease) in advance payments
   by borrowers for taxes and insurance, net                             126         (225)         261
  Proceeds from advances from Federal Home Loan Bank                  96,600      199,500      325,680
  Repayments on advances from Federal Home Loan Bank                 (72,600)    (150,800)    (285,580)
  Acquisition of common stock for Management Stock Bonus Plan           (995)
  Acquisition of treasury stock                                       (1,174)      (2,730)      (1,481)
  Cash dividends on common stock to stockholders                        (615)        (783)        (747)
  Issuance of common stock for exercise of stock options                                            43
  Income tax benefit upon vesting of Management Stock Bonus Plan                                   278
                                                                   ---------    ---------    ---------
           Net cash provided by financing activities                  62,294       63,741       60,293
                                                                   ---------    ---------    ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  (5,146)         (59)      11,709

CASH AND CASH EQUIVALENTS:
  Beginning of year                                                   10,823        5,677        5,618
                                                                   ---------    ---------    ---------
  End of year                                                      $   5,677    $   5,618    $  17,327
                                                                   =========    =========    =========

SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION:
  Income tax payments, net of refunds                              $   1,708    $   2,424    $   2,029
                                                                   =========    =========    =========

  Interest payments, including interest credited to deposits
    of approximately $7,218, $9,434 and $9,969                     $   8,758    $  12,287    $  16,443
                                                                   =========    =========    =========


SUPPLEMENTAL DISCLOSURES OF NONCASH
  INVESTING AND FINANCING ACTIVITIES:
  Loans transferred to real estate owned                           $     386    $     238    $     296
                                                                   =========    =========    =========

  Loans made upon the sale of real estate owned                                 $      40
                                                                                =========

  Accrued dividends on common stock                                $     204    $     190    $     186
                                                                   =========    =========    =========


See notes to consolidated financial statements.                      (Concluded)

MID CONTINENT BANCSHARES, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
(Dollars in thousands, except share amounts)
--------------------------------------------------------------------------------

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

        The Company or the Savings Bank may not declare or pay a cash dividend on any of its shares of common stock if the effect would reduce stockholders' equity below either the amount required for the liquidation account discussed above or the applicable regulatory capital requirements or if such declaration and payment would otherwise violate regulatory requirements. At September 30, 1997 approximately $8,949,000 of the equity of the Savings Bank was available for distribution as dividends to the parent company without reducing regulatory capital below required levels.

2.      REORGANIZATION AND MERGER AGREEMENT

        On September 2, 1997, the Company entered into a Reorganization and Merger Agreement ("the agreement") to be acquired by Commercial Federal Corporation ("Commercial Federal"). Under the terms of the agreement, Commercial Federal will acquire through a tax-free reorganization all of the outstanding shares of the Company's common stock in exchange for Commercial Federal's common stock. The exchange ratio will be determined based upon the average closing price of Commercial

        Federal's common stock during a twenty consecutive trading day period prior to closing. Based on Commercial Federal's closing price on September 2, 1997, the Company's shareholders would receive 1.30395 shares of Commercial Federal's common stock for each share of the Company's outstanding common stock. The acquisition is subject to regulatory approvals, the Company's shareholders' approval and other conditions and is expected to close in the second fiscal quarter of 1998. The accompanying financial statements do not include any adjustments giving effect to the agreement.

3.      ACCOUNTING POLICIES AND PROCEDURES

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

        Investment Securities - Investment securities include securities of the United States Government and its agencies and are recorded at amortized cost. Related premiums and discounts are accreted or amortized into income over the lives of the securities using the level-yield method. Securities are not adjusted to market value because management has both the ability and intent to hold these securities to maturity.

        Capital Stock of Federal Home Loan Bank - Capital stock of Federal Home Loan Bank is carried at cost. Dividends received on such stock are reflected as interest income on investment securities in the consolidated statements of income.

        Mortgage-Related Securities - Mortgage-related securities are recorded at amortized cost. The related premiums and discounts are accreted or amortized over the estimated lives of the underlying securities using the level-yield method. These securities are not adjusted to market value because management has both the ability and intent to hold these securities to maturity.

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

        Loans Receivable - Loans are stated at the amount of unpaid principal less an allowance for loan losses, undisbursed loan funds and unearned discounts and loan fees, net of certain direct loan origination costs. Interest on loans is credited to income as earned and accrued only if deemed collectible. Loans are placed on nonaccrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. As a general rule, the accrual of interest is discontinued when principal or interest payments become 90 days past due or earlier if conditions warrant. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears or recorded as income, depending on management's assessment of the ultimate collectibility of the loan. Nonaccrual loans may be restored to accrual status when principal and interest become current and full payment of principal and interest is expected.

        Net loan origination and commitment fees are amortized as a yield adjustment to interest income using the level-yield method over the contractual lives of the related loans.

        Provision for Loan Losses - SFAS No. 114 "Accounting by Creditors for Impairment of a Loan," requires the Savings Bank to measure impaired loans based on the present value of the estimated future cash flows discounted at the loan's effective rate or based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. One to four family residential loans and consumer loans are collectively evaluated for impairment. Loans on residential properties with greater than four units and loans on business properties are evaluated for impairment on a loan by loan basis. The provision for loan losses also includes an amount which, based on management's estimate, is necessary to establish a general valuation allowance sufficient to absorb possible credit losses within the Savings Bank's loan portfolio. These provisions are made based on the results of continuing reviews by management of the loan portfolio, which includes analysis of borrower's financial data and assessment of a borrower's ability to continue to meet its obligations. These estimates are susceptible to changes that could result in a material adjustment to operations. Recovery of the carrying value of such loans is dependent to a great extent upon economic, operating and other conditions that may be beyond the Savings Bank's control.

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

        Real Estate Owned - Real estate owned represents foreclosed assets held for sale and is recorded at fair value as of the date of foreclosure or transfer less estimated disposal costs (the new basis) and is subsequently carried at the lower of the new basis or fair value less selling costs on the current measurement date. Subsequently, properties are evaluated and any additional declines which reduce the fair value to less than carrying value are provided for as a provision for losses on real estate owned. Costs and expenses related to major additions and improvements are capitalized while maintenance and repairs which do not improve or extend the lives of the assets are expensed currently. Gains on the sale of real estate owned for which the Savings Bank grants a loan are recognized upon disposition of the property to the extent allowable considering certain down payments and other requirements.

        Other Assets - Included in other assets is the excess of cost over fair value of assets acquired, which is amortized using a straight line method over the estimated remaining life of the long-term interest-bearing assets acquired. The excess of cost over fair value of assets acquired is $22 as of September 30, 1996 and has been fully amortized as of September 30, 1997.

        Mortgage Servicing Rights - The Savings Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, effective for the year ended September 30, 1997. For each servicing contract in existence before January 1, 1997, previously recognized originated and purchased servicing rights and "excess servicing" receivables are combined, net of any previously recognized servicing obligations under that contract, as a servicing asset or liability. The Statement provides that servicing assets and other retained interests in transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interest, if any, based on their relative fair values at the date of the transfer, and servicing assets and liabilities be subsequently measured by (1) amortization in proportion to and over the period of estimated net servicing income or loss, and (2) assessment for asset impairment or increased obligation based on their fair values. The implementation of this Statement did not have a material impact on the consolidated financial statements.

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

        Impairment Evaluation - The Savings Bank evaluates the carrying value of capitalized mortgage servicing rights on a periodic basis based on their estimated fair value. For purposes of evaluating and measuring impairment of capitalized servicing rights, in accordance with SFAS No 125, the Savings Bank stratifies the rights based on their predominant risk characteristics. The significant risk characteristics considered by the Savings Bank are loan type, period of origination and stated interest rate. If the fair value estimated, using a discounted cash flow methodology, is less than the carrying amount of the portfolio, the portfolio is written down to the amount of the discounted expected cash flows utilizing a valuation allowance. The Savings Bank utilizes consensus market prepayment assumptions and discount rates to evaluate its capitalized servicing rights which considers the risk characteristics of the underlying servicing rights. For the years ended 1995 and 1996, there were no write downs or valuation allowances established for capitalized servicing. A write down and valuation allowance of $10 was established at September 30, 1997.

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

        In years prior to September 30, 1997, thrift institutions were permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. This addition differs from the bad debt experience used for financial accounting purposes. Bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Under SFAS No. 109, a deferred tax liability is provided only to the extent the tax bad debt reserve exceeds the base year reserve. The base year reserve is the tax bad debt reserve as of September 30, 1988. Retained earnings as of September 30, 1997 includes approximately $2,071 representing such bad debt reserve as of the base year for which no deferred income taxes have been provided.

        The Small Business Job Protection Act of 1996 (the "Act") repeals the special bad debt reserve method for thrift institutions. The Act requires thrifts to recapture any reserves accumulated after 1987 but forgives taxes owed on reserves accumulated prior to 1988. Thrift institutions will be given six years to account for the recaptured excess reserves. The Savings Bank must recapture excess reserves beginning with the year ended September 30, 1997. Thrift institutions will be permitted to delay the timing of this recapture for up to two years depending upon whether they meet certain residential loan tests. A deferred tax liability has been provided on the amount of bad debt reserve that exceeds the base year reserve.

        Revenue Recognition - Servicing fees, interest income, late fees, and other ancillary income related to the Savings Bank's servicing and lending activities are accrued as earned.

        Earnings Per Share - Common equivalent shares include shares issuable upon exercise of dilutive options outstanding determined under the treasury stock method. The Company accounts for the shares acquired by its ESOP in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position 93-6 and the shares acquired for its Management Stock Bonus Plan (MSBP) in a manner similar to the ESOP shares; shares acquired by the ESOP and MSBP are not considered in the weighted average shares outstanding until the shares are committed for allocation or vested to an employee's individual account. The weighted average number of common and common equivalent shares outstanding are 2,087,668; 1,962,849 and 1,938,765 as of September 30,
        1995, 1996 and 1997.

        Regulatory Compliance - The Savings Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The

        Savings Bank's capital  amounts and  classification  are also subject to
        qualitative   judgments  by  the  regulators  about   components,   risk
        weightings,  and other  factors.

        Quantitative measures that have been established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Savings Bank's primary regulatory agency, the OTS, requires that the Savings Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 3%, and total risk-based capital (as defined) of 8%. The Savings Bank is also subject to prompt corrective action capital requirement regulations set forth by the Federal Deposit Insurance Corporation ("FDIC"). The FDIC requires the Savings Bank to maintain a minimum of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of September 30, 1997, that the Savings Bank meets all capital adequacy requirements to which it is subject.

        As of September 30, 1997 and 1996, the most recent notification from the OTS categorized the Savings Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Savings Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                         To Be Categorized as
                                                                          "Well Capitalized"
                                                                             Under Prompt
                                                         For Capital       Corrective Action
                                          Actual       Adequacy Purposes      Provisions
                                      -------------- ------------------- ---------------------
                                      Amount   Ratio     Amount   Ratio     Amount   Ratio
                                      ------  ------ ----------- ------- ---------- ----------

        As of September 30, 1997:
        Tangible capital
          (to total assets)           $36,179   8.9 %    $ 6,079   1.5 %       N/A   N/A
        Core capital
          (to total assets)            36,179   8.9 %     12,158   3.0 %       N/A   N/A
        Total risk-based capital
          (to risk weighted assets)    36,633   22.6 %    12,954   8.0 %    22,480   10.0 %
        Tier I risk-based capital
          (to risk weighted assets)    36,179   16.1 %       N/A   N/A      13,488   6.0 %
        Tier I leverage capital
          (to average assets)          36,179   9.6 %        N/A   N/A      18,774   5.0 %


                                                                         To Be Categorized as
                                                                          "Well Capitalized"
                                                                             Under Prompt
                                                          For Capital      Corrective Action
                                           Actual       Adequacy Purposes     Provisions
                                      ---------------- ------------------ -------------------
                                       Amount   Ratio     Amount  Ratio     Amount   Ratio
                                      -------- ------- ---------- ------- --------- ---------

        As of September 30, 1996:
        Tangible capital
          (to total assets)           $31,827   9.3 %    $ 5,122   1.5 %       N/A   N/A
        Core capital
          (to total assets)            31,827   9.3 %     10,244   3.0 %       N/A   N/A
        Total risk-based capital
          (to risk weighted assets)    32,281   24.5 %    10,551   8.0 %    17,703   10.0 %
        Tier I risk-based capital
          (to risk weighted assets)    31,827   24.1 %       N/A   N/A      10,622   6.0 %
        Tier I leverage capital
          (to average assets)          31,827   10.9 %       N/A   N/A      14,573   5.0 %




        A reconciliation of the Savings Bank's stockholders' equity under generally accepted accounting principles to regulatory capital amounts as of September 30, 1997 is as follows:


          Stockholders' equity, core and tangible capital - as reported by the Savings Bank   $36,179
          General loan loss reserves                                                              454
                                                                                              -------

          Risk-based capital                                                                  $36,633
                                                                                              =======


        Estimates - The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of September 30, 1995, 1996 and 1997 and the reported amounts of revenues and expenses during the years then ended. Significant estimates include loan loss and real estate owned reserves, valuation of mortgage servicing rights and fair value of financial instruments. Actual results could differ from those estimates.

        New Statements of Financial Accounting Standards - In February 1997, the FASB issued SFAS No. 128, Earnings per Share. The Statement establishes standards for computing and presenting earnings per share ("EPS"). It replaces the presentation of primary EPS with a presentation of basic EPS. The Statement is effective for the Company's financial statements as of September 30, 1998. The Company's earnings per share under the new standard are not materially different from that reported.

        In February 1997, the FASB issued SFAS No. 129, Disclosure of Information about Capital Structure. The Statement establishes standards for disclosing information about an entity's capital structure. The Statement is effective for the Company's financial statements as of
        September 30, 1998. The Company does not anticipate that the implementation of this Statement will have a material impact on the consolidated financial statements.

        In June 1997, FASB issued SFAS No. 130, Reporting Comprehensive Income. The Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires
                                       42
        that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement requires that the Company (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Statement is effective for the Company's financial statements as of September 30, 1999. The Company does not anticipate that the implementation of this Statement will have a material impact on the consolidated financial statements.

        In June 1997, FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Statement is effective for the Company's financial statements as of September 30, 1999. The Company anticipates that the implementation of this Statement may require additional disclosures.

        Reclassifications - Certain reclassifications have been made to the 1995 and 1996 consolidated financial statements in order to conform with the 1997 presentation.

4.      INVESTMENT SECURITIES

                                                                   September 30, 1996
                                                ---------------------------------------------------------
                                                                  Gross           Gross         Estimated
                                                Amortized      Unrealized      Unrealized         Market
                                                  Cost            Gains          Losses           Value

        United States Treasury and other U.S.
          Government agencies:
          Securities maturing within one year    $ 2,000                         $    25         $ 1,975
          Securities maturing after one year
            through five years                    13,332                             606          12,726
          Securities maturing after five years
            through ten years                     17,500         $    16             441          17,075
          Securities maturing after ten years     53,403             111           1,463          52,051
                                                 -------         -------         -------         -------
                                                 $86,235         $   127         $ 2,535         $83,827
                                                 =======         =======         =======         =======

                                                                 September 30, 1997
                                               ----------------------------------------------------
                                                                Gross        Gross       Estimated
                                               Amortized     Unrealized    Unrealized      Market
                                                  Cost          Gains        Losses        Value

        United States Treasury and other U.S.
          Government agencies:
          Securities maturing within one year    $ 8,455       $     5       $   161       $ 8,299
          Securities maturing after one year
            through five years                     4,996                          87         4,909
          Securities maturing after five years
            through ten years                     27,605           173            83        27,695
          Securities maturing after ten years     38,334            30            47        38,317
                                                 -------       -------       -------       -------
                                                 $79,390       $   208       $   378       $79,220
                                                 =======       =======       =======       =======


        As of September 30, 1996 and 1997, the Savings Bank held callable securities with aggregate carrying values of $76,801 and $70,830, respectively. The securities bear interest at rates ranging from 4.98% to 8.5% with stated maturity dates ranging from 1997 to 2011.

        Certain investment securities have been pledged as collateral for deposits and advances from the Federal Home Loan Bank (See Notes 12 and
        14).

5.      MORTGAGE-RELATED SECURITIES


                                                                  September 30, 1996
                                                     ----------------------------------------------
                                                                  Gross       Gross       Estimated
                                                     Amortized  Unrealized  Unrealized      Market
                                                        Cost      Gains       Losses        Value

        Pass-through certificates - fixed rate:
          Government National Mortgage Association    $  6,151    $  224                   $ 6,375
          Federal National Mortgage Association            365        12                       377
          Federal Home Loan Mortgage Corporation        11,853       138      $   176       11,815
          Mortgage Guarantee Insurance Corporation          59         3                        62
        Pass-through certificates - adjustable rate:
          Government National Mortgage Association       5,043                     24        5,019
          Federal National Mortgage Association          2,616                     70        2,546
          Federal Home Loan Mortgage Corporation         6,219                    119        6,100
          Mortgage Guarantee Insurance Corporation       2,077                      5        2,072
                                                      --------    ------      -------      -------
                                                      $ 34,383    $  377      $   394      $34,366
                                                      ========    ======      =======      =======

                                                                   September 30, 1997
                                                      ---------------------------------------------
                                                                    Gross       Gross     Estimated
                                                      Amortized   Unrealized  Unrealized    Market
                                                        Cost        Gains       Losses      Value

        Pass-through certificates - fixed rate:
          Government National Mortgage Association     $ 5,569     $   303                 $ 5,872
          Federal National Mortgage Association            345          18     $     1         362
          Federal Home Loan Mortgage Corporation         7,742         172          18       7,896
          Mortgage Guarantee Insurance Corporation          12           1                      13
        Pass-through certificates - adjustable rate:
          Government National Mortgage Association       4,302          77                   4,379
          Federal National Mortgage Association          2,352                      54       2,298
          Federal Home Loan Mortgage Corporation         5,865                      62       5,803
          Mortgage Guarantee Insurance Corporation       1,937                       4       1,933
                                                       -------     -------     -------     -------
                                                       $28,124     $   571     $   139     $28,556
                                                       =======     =======     =======     =======


        Certain mortgage-related securities have been pledged as collateral for deposits and advances from the Federal Home Loan Bank (See Notes 12 and
        14).

6.      LOANS RECEIVABLE


                                                      1996         1997

        First mortgage loans:
          Residential - one-to-four units           $ 157,494    $ 217,152
          Secured by other properties                   1,013          857
          Construction loans                           17,367       17,534
                                                    ---------    ---------
                   Total first mortgage loans         175,874      235,543
                                                    ---------    ---------
        Other installment loans:
          Property improvements, auto and other         5,195        6,375
          Mobile home                                     305          128
          Deposits                                        769          795
                                                    ---------    ---------
                   Total installment loans              6,269        7,298
                                                    ---------    ---------
                   Total loans                        182,143      242,841

        Less:
          Unearned loan fees and deferred costs           511          255
          Unamortized premiums on loans purchased        (354)        (737)
          Undisbursed loan funds                       10,407        9,547
          Allowance for loan losses                       421          465
                                                    ---------    ---------
                                                    $ 171,158    $ 233,311
                                                    =========    =========

        There were no commercial real estate or business loans purchased or originated during 1995, 1996 or 1997. The Savings Bank has lending activities primarily in the State of Kansas.

        The Savings Bank originates and purchases both adjustable and fixed rate loans. The approximate composition of these loans is as follows:



                                            September 30, 1996
        --------------------------------------------------------------------------------------------------
                        Fixed Rate                                             Adjustable Rate
        -----------------------------------------            ---------------------------------------------
           Term to                                             Term to Rate
           Maturity                  Book Value                 Adjustment                     Book Value

        1 mo. - 1  yr.                $ 18,246                1 mo. - 1 yr.                     $  50,379
        1 yr. - 3 yrs.                   2,009                1 yr. - 3 yrs.                       48,341
        3 yrs. - 5 yrs.                  2,219                3 yrs. - 5 yrs.                       9,419
        5 yrs. - 10 yrs.                 5,422                5 yrs - 10 yrs.                       1,170
        10 yrs. - 20 yrs.               28,615
        Over 20 years                   16,323
                                      --------                                                  ---------

                                      $ 72,834                                                  $ 109,309
                                      ========                                                  =========


                                                     September 30, 1997
        ----------------------------------------------------------------------------------------------------------
                            Fixed Rate                                               Adjustable Rate
        -----------------------------------------------                 ------------------------------------------
          Term to                                                       Term to Rate
          Maturity                          Book Value                   Adjustment                    Book Value

        1 mo. - 1  yr.                      $ 18,296                    1 mo. - 1 yr.                   $  55,765
        1 yr. - 3 yrs.                         2,119                    1 yr. - 3 yrs.                     66,989
        3 yrs. - 5 yrs.                        2,994                    3 yrs. - 5 yrs.                    21,098
        5 yrs. - 10 yrs.                       5,843                    5 yrs - 10 yrs.                     1,091
        10 yrs. - 20 yrs.                     49,450
        Over 20 years                         19,196
                                            --------                                                    ---------

                                            $ 97,898                                                    $ 144,943
                                            ========                                                    =========


        The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the weekly average yield on United States Treasury securities adjusted to a constant maturity of 1 year.

        The Savings Bank is subject to numerous lending-related regulations. Under FIRREA, the Savings Bank may not make real estate loans to one borrower in excess of the greater of 15% of its unimpaired capital and surplus or $500, whichever is greater. As of September 30, 1997, the Savings Bank is in compliance with this limitation.

        A summary of the activity in the allowance for loan losses is as follows:


                                                 1995     1996     1997

        Balance, beginning of year               $ 275    $ 423    $ 421

          Provision charged to expense             224       75      143
          Losses charged against the allowance     (80)     (90)    (117)
          Recoveries                                 4       13       18
                                                 -----    -----    -----

          Balance, end of year                   $ 423    $ 421    $ 465
                                                 =====    =====    =====


        During 1995, the Savings Bank restructured loans with a carrying value of approximately $3,039. No provision for loss was considered necessary based on the restructured terms and the cash flows expected to be generated by the underlying collateral. The Savings Bank did not engage in any troubled debt restructurings during the years ended September 30, 1995, 1996 and 1997. No loans were considered impaired under SFAS No. 114 during the years ended September 30, 1995, 1996 and 1997.

        Aggregate loans to executive officers, directors and their associates, including companies in which they have partial ownership interest did not exceed 5% of stockholders' equity as of September 30, 1996 and 1997. Management believes such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Savings Bank.

        As of September 30, 1996 and 1997, loans totaling approximately $484 and $932, respectively, were on nonaccrual status. Gross interest income would have increased by $45 and $79 for the year ended September 30, 1996 and 1997, respectively, for nonaccrual status loans

7.      MORTGAGE LOANS SERVICED

        The Savings Bank services primarily single family residential loans for others which are not included in the accompanying consolidated balance sheets. The approximate unpaid principal balances of these loans are summarized as follows:


                                         1995         1996         1997

        Government National
          Mortgage Association        $  902,977   $  875,381   $  854,467
        Federal National
          Mortgage Association           132,209      115,492      100,778
        Federal Home
          Loan Mortgage Corporation      146,624      231,515      330,225
        Other investors                    8,082        6,765        5,861
                                      ----------   ----------   ----------

                                      $1,189,892   $1,229,153   $1,291,331
                                      ==========   ==========   ==========

        The Savings Bank services loans in 16 states. The five largest state concentrations, based on unpaid principal balances, are as follows:
        Kansas (53.0%), Oklahoma (23.1%), Louisiana (8.0%), Michigan (8.3%), and Illinois (3.5%), aggregating approximately 95.9% of the portfolio. The risk inherent in such concentrations is dependent not only upon regional and general economic stability which affects property values, but also the financial well-being and creditworthiness of the borrower.

        Mortgage loans and their related servicing rights are sold under agreements that define certain criteria for the mortgage loan. If the criteria is not met, the Savings Bank may be required to repurchase the mortgage loan. Conforming conventional loans serviced by the Savings Bank are securitized through FNMA or FHLMC programs on a non-recourse basis, whereby foreclosure losses are generally the responsibility of FNMA or FHLMC and not the Savings Bank. Similarly, the government loans serviced by the Savings Bank are securitized through GNMA programs, whereby the Savings Bank is insured against loss by the Federal Housing Administration ("FHA") or partially guaranteed against loss by the Veterans Administration ("VA"). With respect to sales of loans, under certain circumstances, the Savings Bank may become liable for the unpaid principal and interest on defaulted loans or other loans if there has been a breach of representations or warranties. In the opinion of management, adequate reserves have been established for losses that may be incurred as a result of obligations to repurchase mortgage loans.

        The servicing of loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. The Savings Bank held borrowers' escrow balances and principal and interest payments related to loans serviced for others of $19,169, $16,917 and $19,870 as of September 30, 1995, 1996 and 1997, respectively. These balances are segregated in special bank accounts which are included in deposits in the accompanying
        consolidated   balance   sheets.

        In connection with its fiduciary responsibilities, the Savings Bank advances funds relative to the foreclosure of serviced loans, which are repaid from sale proceeds by way of reimbursement from investors or through claims submitted to private mortgage insurance companies, the FHA and/or the VA. These advances totaled $1,995 and $1,741 as of September 30, 1996 and 1997, respectively, and are included in other assets in the accompanying consolidated balance sheets.

8.      LOANS HELD FOR SALE

        A summary of gross realized gains (losses) on sales of loans held for sale is as follows:


                                                1996         1997

        Loans held for sale                    $ 13,787    $ 13,964
        Deferred net discounts, premiums and
          other related costs                       (69)        (70)
                                               --------    --------

        Loans held for sale, net               $ 13,718    $ 13,894
                                               ========    ========

        A summary of gross unrealized gains (losses) on sales of loans held for sale is as follows:


                                       1995       1996       1997

        Gross realized gains          $   794    $ 1,651    $ 1,232
        Gross realized losses             (88)      (284)       (38)
                                      -------    -------    -------

        Gains on sale of loans, net   $   706    $ 1,367    $ 1,194
                                      =======    =======    =======


9.      PREMISES AND EQUIPMENT

                                              1996        1997

        Land                                $  2,099    $  2,099
        Building and improvements              4,555       5,622
        Furniture, fixtures and equipment      2,980       3,219
        Automobiles                               38          38
                                             -------     -------
                                               9,672      10,978
        Less accumulated depreciation         (3,401)     (3,756)
                                             -------     -------
                                             $ 6,271     $ 7,222
                                             =======     =======

10.     REAL ESTATE OWNED

                                                        1996    1997

        Real estate owned (acquired by foreclosure or
          by deed in lieu of foreclosure)               $ 62    $ 60
        Less allowance for losses                        (34)    (19)
                                                        ----    ----

                                                        $ 28    $ 41
                                                        ====    ====


        A summary of the activity in the allowance for losses on real estate owned is as follows:

                                                 1995    1996    1997

        Balance, beginning of year               $ 16    $ 51    $ 34

          Provision charged to expense             81      18      10
          Losses charged against the allowance    (47)    (35)    (25)
          Recoveries                                1
                                                 ----    ----    ----

        Balance, end of year                     $ 51    $ 34    $ 19
                                                 ====    ====    ====

11.     MORTGAGE SERVICING RIGHTS

        The following is an analysis of the changes in mortgage servicing rights:


                                                  1995       1996     1997

        Balance, beginning of year               $ 6,312   $11,625   $12,496

        Additions:
          Purchased mortgage servicing rights      8,107     1,970     2,235
          Originated mortgage servicing rights       322       589       661
                                                 -------   -------   -------
                                                   8,429     2,559     2,896

        Reductions:
          Amortization                             1,305     1,651     1,742
          Bulk sales                               1,805
          Servicing released sales                     6        37        25
          Impairment loss                                                 10
                                                 -------   -------   -------
                                                   3,116     1,688     1,777
                                                 -------   -------   -------

        Balance, end of year                     $11,625   $12,496   $13,615
                                                 =======   =======   =======


        During 1995, the Savings Bank sold (in bulk) the mortgage servicing rights to loans with a principal balance of approximately $304,000 resulting in a gain of $1,961. No such sales occurred in 1996 or 1997.

12.     DEPOSITS

                                                                   1996                            1997
                                                          -------------------------       -----------------------
                                                            Amount        Percent           Amount       Percent

        Passbook and checking accounts:
          Demand and NOW accounts, including
            noninterest bearing deposits of
            approximately $22,384 and
            $26,326 as of September 30,
            1996 and 1997 (rate, excluding
            noninterest bearing deposits, of 2.6%
            as of September 30, 1996 and 1997)             $ 36,785        17.1%           $ 43,463        18.4%
          Money market accounts (rate of 2.65%
            as of September 30, 1996 and 1997)               12,387         5.8              14,732         6.2
        Passbook savings accounts (rate of 2.75%
          as of September 30, 1996 and 1997)                  8,690         4.1               9,106         3.9
                                                          ---------        ----            --------        ----
        Total passbook and checking accounts                 57,862        27.0              67,301        28.5
                                                          ---------        ----            --------        ----

        Certificate accounts:
          2.00% to   3.00%                                       12                               4
          3.01% to   4.00%
          4.01% to   5.00%                                    6,134         2.9               2,278         1.0
          5.01% to   6.00%                                  106,577        49.7             142,341        60.2
          6.01% to   7.00%                                   43,526        20.3              24,144        10.2
          7.01% to   8.00%                                      275         0.1                 265         0.1
          8.01% to   9.00%                                      107
                                                          ---------        ----            --------        ----
        Total certificate accounts                          156,631        73.0             169,032        71.5
                                                          ---------        ----            --------        ----
                                                          $ 214,493         100%           $236,333         100%
                                                          =========        ====            ========        ====

        Weighted average interest rate on deposits
          during year                                                      4.63%                           4.75%
                                                                           ====                            ====


        The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100 as of September 30, 1996 and 1997 was $57,151 and $52,447, respectively.

        Certain savings deposits of public institutions were collateralized by investment and mortgage-related securities with aggregate amortized cost of $41,371 and aggregate market value of $40,281 as of September 30, 1996, and aggregate amortized cost of $50,849 and aggregate market value of $51,168 as of September 30, 1997.

        At September 30, 1997, certificate accounts mature as follows:

        1998                                              $ 97,076
        1999                                                55,006
        2000                                                 8,195
        2001                                                 2,113
        2002                                                 5,574
        Thereafter                                           1,068
                                                          --------

                                                          $169,032
                                                          ========


        A summary of interest expense by deposit type is as follows:


                                                       1995    1996      1997

        Passbook savings deposits                    $  239   $  238   $    241
        NOW accounts and money market
          demand deposits                               565      756      1,015
        Certificate accounts                          6,697    8,491      9,662
                                                     ------   ------   --------

                                                     $7,501   $9,485   $ 10,918
                                                     ======   ======   ========

13.     INCOME TAXES



                                                    1995      1996      1997

        Current                                     $ 2,668  $ 1,363   $ 2,333
        Deferred                                       (225)     530       344
                                                    -------  -------   -------

                                                    $ 2,443  $ 1,893   $ 2,677
                                                    =======  =======   =======

        Income tax expense has been provided at effective rates of 37.3%, 37.7% and 39.1% for the years ended September 30, 1995, 1996 and 1997, respectively. The differences between such effective rates and the statutory Federal income tax rate computed on income before income tax expense result from the following:


                                       1995          1996           1997
                                      Amount    %   Amount    %    Amount    %

        Federal income tax expense
          computed at statutory
          rate                       $ 2,227  34.0  $ 1,706 34.0  $ 2,328  34.0
        Increases (decreases) in
          taxes resulting from:
          State income taxes             304   4.6      181  3.6      303   4.4
          Merger related costs                                         63   0.9
          Amortization of cost over
            fair value of assets
            acquired                      26   0.4       21  0.4        8   0.1
          Other                         (114) (1.7)     (15)(0.3)     (25) (0.3)
                                     -------  ----  ------- ----  -------  ----

                                     $ 2,443  37.3  $ 1,893 37.7  $ 2,677  39.1
                                     =======  ====  ======= ====  =======  ====

        Deferred tax expense results from timing differences in the recognition of revenue and expense for tax and financial statement purposes. The sources of these differences and the tax effect of each were as follows:

                                                      1995    1996      1997

        Market adjustment on loans held for sale     $(134)   $(125)   $  67
        Bad debt reserves                                2      164      (10)
        Depreciation                                    (7)      49       (4)
        Deferred loan fees and costs                    12      402      113
        Excess amortization of mortgage
          servicing rights                             (72)     (28)     (38)
        Outside Directors' Retirement Plan accrual     (52)      (1)      (1)
        Management Stock Bonus Plan accrual            (19)               19
        Federal Home Loan Bank stock dividends                   66      138
        Other                                           45        3       60
                                                     -----    -----    -----

                                                     $(225)   $ 530    $ 344
                                                      =====    =====    =====

        The components of net deferred tax liabilities as of September 30, 1996 and 1997 are as follows:

                                                              1996     1997

        Deferred tax assets:
          Allowance for loan losses                          $  173   $  183
          Excess amortization of mortgage servicing rights      100      138
          Outside Directors' Retirement Plan accrual             53       54
          Management Stock Bonus Plan accrual                    19
          Market adjustment on loans held for sale               94       27
          Other                                                  72        7
                                                             ------   ------
                                                                511      409

        Deferred tax liabilities:
          Federal Home Loan Bank stock dividends                396      534
          Bad debt reserves                                     402      402
          Prepaid expenses                                       90       98
          Fixed assets - depreciation                            70       66
          Deferred loan fees                                    238      351
          Other                                                  13
                                                             ------   ------
                                                              1,209    1,451
                                                             ------   ------

        Net deferred tax liabilities                         $  698   $1,042
                                                             ======   ======

14.     ADVANCES FROM FEDERAL HOME LOAN BANK


                          1996                                          1997
        -----------------------------------------     --------------------------------------------
                                         Weighted                                      Weighted
         Fiscal                          Average       Fiscal                           Average
          Year                           Interest       Year                            Interest
        Maturity          Amount           Rate       Maturity         Amount             Rate


          1997           $ 63,200          5.98 %       1998          $ 80,800            6.03 %
          1998             18,500          6.43         2001            10,000            5.85
                                                        2002            31,000            5.72
                                                                     ---------

                         $ 81,700          6.08 %                    $ 121,800            5.94 %
                         ========                                    =========


        The advances are collateralized as of September 30, 1997 by a blanket pledge agreement, including all Capital Stock of Federal Home Loan Bank, qualifying first mortgage loans, certain mortgage-related securities and other investment securities.

        The Savings Bank has entered into a line-of-credit agreement with the Federal Home Loan Bank wherein the Savings Bank can borrow up to approximately $68,292, subject to certain limitations. As of September 30, 1997, there was $7,300 outstanding relative to this agreement. The agreement expires December 26, 1997.

15.     EMPLOYEE BENEFIT PLANS

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

        The following table sets forth the funded status of the plan:

                                                                                 September 30,
                                                                                1996       1997

        Projected benefit obligation:
          Vested benefits                                                     $ 1,111    $ 1,276
          Nonvested benefits                                                       49         66
                                                                              -------    -------
          Accumulated benefit obligation                                        1,160      1,342
          Effect of projected future compensation levels                          453        581
                                                                              -------    -------
        Projected benefit obligation                                            1,613      1,923

        Fair value of plan assets                                               1,162      1,314
                                                                              -------    -------
        Projected benefit obligation in excess of fair value of plan assets       451        609
        Unrecognized net obligation existing at initial
          application of SFAS No. 87                                             (141)      (131)
        Unrecognized net loss                                                     (52)      (144)
                                                                              -------    -------

        Accrued pension cost                                                  $   258    $   334
                                                                              =======    =======

        The assets of the plan consist primarily of certificates of deposit which are included in the Savings Bank's deposits.

        Net periodic pension cost includes the following:

                                                                                   September 30,
                                                                              1995     1996       1997

        Service cost                                                         $ 172   $    181    $   214
        Interest cost                                                           83        101        110
        Actual return on assets                                                (63)       (87)      (104)
        Net amortization and deferral                                            7         19         20
                                                                             -----   --------    -------

        Net periodic pension cost                                            $ 199   $    214    $   240
                                                                             =====   ========    =======

        For each of the plan years ending September 30, 1995, 1996 and 1997, the weighted average discount rate used in determining the actuarial present value of the projected obligation was 7.0%, the expected rate of increase in future salary levels for plan beneficiaries was 4.0% and the expected long-term rate of return on plan assets was 7.5%.

        Upon execution of the Reorganization and Merger Agreement (Note 2), the pension plan will be merged with Commercial Federal's existing plan.

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

        Compensation expense related to the ESOP was $172, $246 and $361 for the years ended September 30, 1995, 1996 and 1997, respectively. Following is a summary of shares held in the ESOP Trust as of September 30, 1997:


        Allocated shares                                               32,910

        Shares released for allocation or committed to be released     10,200

        Unreleased shares                                              90,719
                                                                     --------
        Total ESOP shares                                             133,829
                                                                     ========

        Fair value of unreleased shares at September 30, 1997        $  3,470
                                                                     ========

        The ESOP will terminate, as of the date of acquisition by Commercial Federal Corporation (Note 2) and the ESOP will allocate and distribute Plan assets to Plan participants and beneficiaries in accordance with the terms of the Plan.

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

        Upon entering into the Reorganization and Merger Agreement (Note 2) all plan shares subject to restrictions were immediately 100% earned and non-forfeitable and subject to distribution to Plan participants. As a result, the Company recognized the remaining unearned compensation of $547 related to the Plan as of September 30, 1997.

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

        The Option Plan provides for a term of ten years, after which no awards may be made, unless earlier terminated by the Board of Directors pursuant to the Option Plan. The Option Plan is administered by a committee of at least three non-employee directors designated by the Board of Directors (the "Option Committee"). The Option Committee selects the employees to whom options are to be granted and the number of shares to be granted. The option price may not be less than 100% of the fair market value of the shares on the date of the grant, and no option shall be exercisable after the expiration of ten years from the grant date. In the case of any employee who owns more than 10% of the outstanding common stock at the time the option is granted, the option price may not be less than 110% of the fair market value of the shares on the date of the grant, and the option shall not be exercisable after the expiration of five years from the grant date. The exercise price may be paid in cash, shares of the common stock, or a combination of both.

        On January 27, 1995 the Option Committee granted options for 165,476 shares of common stock, at an exercise price of $11.75 (market value at date of grant) per share. All such options are exercisable immediately (for nonemployee directors) or otherwise generally at the rate of one-third following one year after the date of the grant and one-third annually thereafter. Options on 161,773 shares are exercisable and outstanding at September 30, 1997. Options on 3,703 shares were exercised during the year ended September 30, 1997.

        The stock option plan is accounted for under Accounting Principles Board ("APB") Opinion No. 25. The disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, are not required as all of the stock options were granted prior to the date of disclosure requirements of SFAS No. 123.

        Upon entering into the Reorganization and Merger Agreement (Note 2), all outstanding stock option awards became immediately exercisable. If the merger is treated as a pooling of interests for accounting purposes, each outstanding option to purchase Company Common Stock will be converted to an economically equivalent number of Commercial Federal Corporation Common Stock shares. However, if the merger is not treated as a pooling of interests for accounting purposes, then the Option Plan will be terminated and each holder of options will receive a cash payment in the amount of the per share value of the optioned shares, less the exercise price of such options, net of any cash which must be withheld under federal and state income tax requirements.

16.     OUTSIDE DIRECTORS'  RETIREMENT  PLAN

        The Savings Bank has a consultation and retirement plan for outside directors which became effective January 1, 1995. The plan provides retirement benefits for outside directors after they have completed ten years of service to the Savings Bank and reached age 65. The benefits include $300 per month payment for 120 months beginning at age 75. In the event of death, disability or retirement of a director on or after age 65 or in the event of a change in control of the Company or the Savings Bank, such payments will commence to the director or their beneficiary as if age 75 was attained. Management estimates approximately $114 relate to severance benefits payable upon consummation of the Reorganization and Merger (Note 2). Expense related to the retirement plan is amortized ratably over the service period which is also the vesting period. Total expense related to this plan was $141, $10 and $10 for the years ended September 30, 1995, 1996 and 1997, respectively. The plan is unfunded.

 17.    COMMITMENTS  AND  CONTINGENT LIABILITIES

        As of September 30, 1996, the Savings Bank had commitments to originate loans approximating $63,743 of which approximately $39,491 were fixed-rate (interest rates ranging from 6.00% to 9.00%) and $24,252 were floating rate commitments. As of September 30, 1997, the Savings Bank had commitments to originate loans approximating $87,584 of which approximately $49,481 were fixed-rate (interest rates ranging from 4.75% to 8.5%) and $38,103 were floating rate commitments. These commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Certain of the commitments are expected to expire without being fully drawn upon; the total commitments amount disclosed above does not necessarily represent future cash requirements due to normal fallout experience. The Savings Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if considered necessary by the Savings Bank upon extension of credit is based on management's credit evaluation of the borrower.

        As of September 30, 1996 and 1997, the Savings Bank has approximately $28,345 and $34,191 of commitments to sell loans to third parties, which includes $28,345 and $32,246 of forward commitments to sell mortgage-related securities, respectively. These instruments contain an element of risk in the event the counterparties may be unable to meet the terms of such agreements. In the event the parties to delivery commitments were unable to fulfill their obligations, the Savings Bank would be required to sell its product to other parties and would be exposed to market fluctuations. The Savings Bank minimizes its risk exposure by limiting the counterparties to those that meet established credit and capital guidelines. Management does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any cost due to counterparty default. The Savings Bank does not require nor place collateral for any delivery commitments. Any unrealized gain or loss on these commitment obligations are considered in conjunction with the Savings Bank's lower of cost or market valuation of its loans held for sale.

        The Savings Bank is contingently liable on loans sold with recourse. The principal balance of these loans is $207 as of September 30, 1997.

 18.    FAIR VALUE OF FINANCIAL  INSTRUMENTS

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

        The estimated fair value of the Company's financial instruments as of September 30, 1996 and 1997 are as follows:

                                                1996                   1997
                                          --------------------- --------------------
                                                    Estimated              Estimated
                                          Carrying     Fair     Carrying      Fair
                                           Amount      Value     Amount      Value

        Assets:
          Cash and cash equivalents       $  5,618   $  5,618   $ 17,327   $ 17,327
          Investment securities             86,235     83,827     79,390     79,220
          Capital stock of Federal Home
            Loan Bank                        4,327      4,327      6,675      6,675
          Mortgage-related securities       34,383     34,366     28,124     28,556
          Loans held for sale               13,718     13,816     13,894     14,078
          Loans receivable                 171,158    173,295    233,311    236,697
          Mortgage servicing rights         12,496     18,326     13,615     19,508

        Liabilities:
          Deposits                         214,493    215,016    236,333    237,311
          Advances from Federal Home
            Loan Bank                       81,700     81,857    121,800    121,549
          Accrued and other liabilities      4,683      4,683      4,039      4,039



                                                   1996                   1997
                                           --------------------   --------------------
                                           Contract  Estimated    Contract  Estimated
                                              or     Unrealized      or     Unrealized
                                           Notional     Gain      Notional     Gain
                                            Amount     (Loss)      Amount     (Loss)

Off-balance sheet financial instruments:
  Lending commitments - fixed rate, net   $ 39,491   $   117    $ 49,481   $    235
  Lending commitments - floating rate       24,252                38,103
  Commitments to sell loans                 28,345       (64)     34,191        150


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

        Lending Commitments - Fixed Rate - The estimated fair value of commitments to originate fixed-rate loans is determined based on the difference between current levels of interest rates and the committed rates. The notional amount of lending commitments - fixed rate represents the amount which the Savings Bank expects to fund. The Savings Bank's estimate of unrealized gains and losses, based on experience, is that 25% of its lending commitments - fixed rate will not close.

        Lending Commitments - Floating Rate - There is no estimated unrealized gain (loss) attributable to floating rate lending commitments due to their floating interest rate nature.

        Commitments to Sell Loans - The estimated unrealized gain (loss) associated with commitments to sell loans is based on current market prices that the buyer will pay or demand for assuming such commitments.

        The fair value estimates presented herein are based on pertinent information available to management as of September 30, 1996 and 1997. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

19.     SEGMENT INFORMATION

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


                                                                         1995
                                                ---------------------------------------------------------

                                                  Savings      Mortgage
                                                   Bank        Banking     Eliminations     Consolidated
        Interest income:
          Unaffiliated customers                $  14,499    $   1,726                      $  16,225
          Intersegment                              1,937                 $  (1,937)
                                                ---------    ---------    ---------         ---------

                   Total interest income           16,436        1,726       (1,937)           16,225
                                                ---------    ---------    ---------         ---------

        Interest expense:
          Unaffiliated customers                    9,004                                       9,004
          Intersegment                                           1,937       (1,937)
                                                ---------    ---------    ---------         ---------

                   Total interest expense           9,004        1,937       (1,937)            9,004
                                                ---------    ---------    ---------         ---------

        Net interest income (expense)               7,432         (211)   $                     7,221
                                                                          =========
        Provision for loan losses                    (224)                                       (224)
        Other income                                1,580        6,174                          7,754
        Other expense                              (5,431)      (2,771)                        (8,202)
                                                ---------    ---------                      ---------

        Income before income taxes              $   3,357    $   3,192                      $   6,549
                                                =========    =========                      =========

        Identifiable assets                     $ 214,649    $  56,274                      $ 270,923
                                                =========    =========                      =========

        Depreciation and amortization expense   $     338    $      55                      $     393
                                                =========    =========                      =========

        Capital expenditures                    $   1,014    $     403                      $   1,417
                                                =========    =========                      =========

                                                                   1996
                                            -------------------------------------------------------

                                               Savings    Mortgage
                                                Bank      Banking       Eliminations   Consolidated
        Interest income:
          Unaffiliated customers            $  17,859    $   2,314                       $  20,173
          Intersegment                          2,723                    $  (2,723)
                                            ---------    ---------       --------        ---------

                   Total interest income       20,582        2,314          (2,723)         20,173
                                            ---------    ---------       --------        ---------

        Interest expense:
          Unaffiliated customers               12,268                                       12,268
          Intersegment                                       2,723          (2,723)
                                            ---------    ---------       --------        ---------

                   Total interest expense      12,268        2,723          (2,723)         12,268
                                            ---------    ---------       --------        ---------

        Net interest income (expense)           8,314         (409)      $                   7,905
                                                                         =========
        Provision for loan losses                 (75)                                         (75)
        Other income                            2,121        5,051                           7,172
        Other expense                          (6,962)      (3,021)                         (9,983)
                                            ---------    ---------                       ---------

        Income before income taxes          $   3,398    $   1,621                       $   5,019
                                            =========    =========                       =========

        Identifiable assets                 $ 293,415    $  46,771                       $ 340,186
                                            =========    =========                       =========

         Depreciation expense                $     257    $      87                       $     344
                                             =========    =========                       =========

         Capital expenditures                $   1,489    $     369                       $   1,858
                                             =========    =========                       =========


                                                                   1997
                                            -------------------------------------------------------

                                              Savings     Mortgage
                                               Bank       Banking      Eliminations    Consolidated
        Interest income:
          Unaffiliated customers            $  23,994    $   2,053                       $  26,047
          Intersegment                          2,624                   $  (2,624)
                                            ---------    ---------      ---------        ---------

                   Total interest income       26,618        2,053         (2,624)          26,047
                                            ---------    ---------      ---------        ---------

        Interest expense:
          Unaffiliated customers               16,834                                       16,834
          Intersegment                                       2,624         (2,624)
                                            ---------    ---------      ---------        ---------

                   Total interest expense      16,834        2,624         (2,624)          16,834
                                            ---------    ---------      ---------        ---------

        Net interest income (expense)           9,784         (571)     $                    9,213
                                                                        =========
        Provision for loan losses                (143)                                        (143)
        Other income                            2,575        4,944                           7,519
        Other expense                          (7,200)      (2,542)                         (9,742)
                                            ---------    ---------                       ---------

        Income before income taxes              5,016        1,831                       $   6,847
                                            =========    =========                       =========

        Identifiable assets                 $ 354,504    $  50,758                       $ 405,262
                                            =========    =========                       =========

        Depreciation expense                $     425    $      91                       $     516
                                            =========    =========                       =========

        Capital expenditures                $   1,319    $     149                       $   1,468
                                            =========    =========                       =========


20.     PARENT COMPANY FINANCIAL INFORMATION (PARENT COMPANY ONLY)

        Mid Continent Bancshares, Inc. was organized to serve as the holding company for Mid-Continent Federal Savings Bank and began operations on June 27, 1994 in conjunction with the Savings Bank's mutual-to-stock conversion and the Company's initial public offering of common stock. The Company's (Parent company only) balance sheets as of September 30, 1996 and 1997 and related statements of income and cash flows for the periods then ended are as follows:



BALANCE SHEETS
SEPTEMBER 30, 1996 AND 1997
(Dollars in thousands, except share amounts)
---------------------------------------------------------------------------------------

        ASSETS                                                       1996       1997

        CASH AND CASH EQUIVALENTS                                 $    287    $    192

        NOTES RECEIVABLE FROM MID-CONTINENT
          FEDERAL SAVINGS BANK                                       4,951       3,059

        INVESTMENT IN AND ADVANCES TO
          MID-CONTINENT FEDERAL SAVINGS BANK                        31,827      36,179

        OTHER ASSETS                                                    76         764
                                                                  --------    --------

        TOTAL ASSETS                                              $ 37,141    $ 40,194
                                                                  ========    ========

        LIABILITIES AND STOCKHOLDERS' EQUITY

        LIABILITIES -
          Income taxes payable                                    $    112
          Accrued and other liabilities                                222    $    212
                                                                  --------    --------

                   Total liabilities                                   334         212
                                                                  --------    --------

        STOCKHOLDERS' EQUITY
          Common stock $.10 par value, 20,000,000
           authorized, 2,248,250 and 2,251,953 shares issued           225         225
          Additional paid-in capital                                21,663      22,209
          Unearned compensation - Employee Stock Ownership Plan     (1,054)       (918)
          Unearned compensation - Management Stock Bonus Plan         (547)
          Retained earnings, substantially restricted               20,424      23,851
                                                                  --------    --------

                                                                    40,711      45,367

          Treasury stock, 231,500 and 290,000 shares, at cost       (3,904)     (5,385)
                                                                  --------    --------

                   Total stockholders' equity                       36,807      39,982
                                                                  --------    --------

        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $ 37,141    $ 40,194
                                                                  ========    ========


STATEMENTS OF INCOME
YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
(Dollars in thousands)
------------------------------------------------------------------------------------

                                                        1995      1996      1997

        INTEREST INCOME                                $   575   $   361   $   243

        OTHER EXPENSES:
          Professional fees                                 82        44        40
          Merger and acquisition expenses                                      187
          Other                                            105        94        91
                                                       -------   -------   -------

                   Total other expense                     187       138       318
                                                       -------   -------   -------

        INCOME (LOSS) BEFORE INCOME TAX EXPENSE
          AND EQUITY IN UNDISTRIBUTED NET
          INCOME OF SUBSIDIARY                             388       223       (75)

        INCOME TAX EXPENSE (BENEFIT)                       140        85       (29)
                                                       -------   -------   -------

        INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED
          NET INCOME OF SUBSIDIARY                         248       138       (46)

        EQUITY IN UNDISTRIBUTED NET
          INCOME OF SUBSIDIARY                           3,858     2,988     4,216
                                                       -------   -------   -------

        NET INCOME                                     $ 4,106   $ 3,126   $ 4,170
                                                       =======   =======   =======


STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
(Dollars in thousands)
---------------------------------------------------------------------------------------------------
                                                                       1995       1996       1997

        CASH FLOWS FROM OPERATING ACTIVITIES:
          Net income                                                 $ 4,106    $ 3,126    $ 4,170
          Adjustment to reconcile net income to
            net cash provided by operating activities:
            Equity in undistributed earnings of subsidiary            (3,858)    (2,988)    (4,216)
            Changes in:
              Other assets                                               (39)         6       (330)
              Accrued and other liabilities                               24        100        219
              Income taxes payable                                        94        (14)       156
                                                                     -------    -------    -------

                   Net cash flows provided by (used in)
                     operating activities                                327        230         (1)
                                                                     -------    -------    -------

        CASH FLOWS FROM INVESTING ACTIVITIES:
          Principal collected on notes receivable from
            Mid-Continent Federal Savings Bank                         2,968      2,342      1,892
                                                                     -------    -------    -------

                   Net cash flows provided by investing activities     2,968      2,342      1,892
                                                                     -------    -------    -------

        CASH FLOWS FROM FINANCING ACTIVITIES:
          Issuance of common stock for exercise of stock options        (995)                   43
          Receipt of funds for Management Stock Bonus Plan stock         199        199        199
          Acquisition of treasury stock                               (1,174)    (2,730)    (1,481)
          Cash dividends on common stock to stockholders                (615)      (783)      (747)
                                                                     -------    -------    -------

                    Net cash flows used in financing activities       (2,585)    (3,314)    (1,986)
                                                                     -------    -------    -------

        NET INCREASE (DECREASE) IN CASH AND CASH
          EQUIVALENTS                                                    710       (742)       (95)

        CASH AND CASH EQUIVALENTS:
          Beginning of year                                              319      1,029        287
                                                                     -------    -------    -------

          End of year                                                $ 1,029    $   287    $   192
                                                                     =======    =======    =======

        SUPPLEMENTAL DISCLOSURES OF NONCASH
          INVESTING AND FINANCING ACTIVITIES -
          Accrued dividends on common stock                          $   205    $   190    $   186
                                                                     =======    =======    =======



        These statements should be read in conjunction with the other notes related to the consolidated financial statements.

21.     SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                                  Quarter Ended
                                     (In thousands, except earnings per share)
                              ------------------------------------------------------
                              December 31,   March 31,     June 30,    September 30,
                                 1995          1996         1996           1996

        Interest income        $4,726         $4,707       $5,089         $5,651
        Interest expense        2,806          2,913        3,051          3,498
        Net interest income     1,920          1,794        2,038          2,153
        Net income                951            820          896            459 (l)
        Earnings per share -
          Net income             0.48           0.42         0.46           0.23


        (1) Reflects a fourth quarter charge for the one-time assessment of federal insurance premiums (See Note 23).

                                                Quarter Ended
                                    (In thousands, except earnings per share)
                             --------------------------------------------------------
                             December 31,    March 31,     June 30,     September 30,
                                1996           1997          1997            1997

        Interest income        $6,122         $6,164       $6,672         $7,089
        Interest expense        3,907          4,076        4,294          4,557
        Net interest income     2,215          2,088        2,378          2,532
        Net income              1,098            968        1,127            977 (2)
        Earnings per share -
          Net income             0.56           0.50         0.59           0.50


        (2) Reflects a fourth quarter charge for merger expenses of $187 and the immediate vesting of all remaining Management Stock Bonus Plan shares (See Note 15).

22.     INTEREST RATE RISK

        The Company is engaged principally in providing first mortgage loans to individuals. For the year ending September 30, 1997, the Company had average interest earnings assets of approximately $348,783 having a weighted average effective yield of 7.47% and average interest bearing liabilities of approximately $330,726 having a weighted average effective interest rate of 5.09%. The average maturity or repricing of interest earning assets is generally longer than that of the liabilities. The shorter duration of interest sensitive liabilities indicates that the Company is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing upwards more rapidly than the Company's interest sensitive assets, thereby reducing net interest income.

23.     FEDERAL LEGISLATION

        In  September   1996,   legislation   was  enacted   which   included  a
        comprehensive reform of the banking and thrift industries. The legislation imposed a one-time assessment on qualifying thrift deposits to recapitalize the Savings Association Insurance Fund ("SAIF"), the fund which insures thrift deposits, and ultimately merged the Bank Insurance Fund ("BIF") and the SAIF, at which time banks and thrifts now pay the same deposit insurance premiums. The amount of the one-time assessment was .657% on qualifying thrift deposits as of March 31, 1995. This one-time assessment of $1,053 is included in federal insurance premiums for the year ended September 30, 1996. For GNMA report only

                                     ******

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
Officer - Mid-Continent Federal Savings Bank

Officers of                                  Officers of
Mid Continent Bancshares, Inc.               Mid-Continent Federal Savings Bank
------------------------------               ----------------------------------

Richard T. Pottorff                          Richard T. Pottorff
Chairman, President & CEO                    Chairman, President & CEO
Larry R. Goddard                             Larry R. Goddard
Executive Vice President, CFO & COO          Executive Vice President, CFO & COO
Harold Siemens                               Harold Siemens
Senior Vice President                        Senior Vice President
Cheryl A. Wilkerson                          Cheryl A. Wilkerson
Vice President/Secretary                     Vice President/Secretary
David L. Walter                              David L. Walter
Vice President                               Vice President/Treasurer
Richard O. Nelson                            Craig Yaryan
Vice President                               Vice President
                                             William Cole
                                             Vice President
                                             Diane Griffin
                                             Vice President
                                             Larry Haury
                                             Vice President
                                             Jill Norman
                                             Vice President
                                             Tim Wooding
                                             Vice President
                                             Richard O. Nelson
                                             Vice President

Mid Continent Bancshares, Inc.
================================================================================


LEGAL COUNSEL
General Counsel                     Special Counsel
Adams, Jones, Robinson and Malone   Malizia, Spidi, Sloane & Fisch, P.C.
155 N. Market                       One Franklin Square
Wichita, KS  67202                  1301 K Street, NW - Suite 700 East
                                    Washington, DC  20005

AUDITORS                            TRANSFER AGENT
Deloitte & Touche LLP               American Securities Transfer & Trust, Inc.
Suite 400                           938 Quail St.  Suite 101
1010 Grand Avenue                   Lakewood, CO  80215
Kansas City, MO  64106              Phone: (303) 234-5300

                                OFFICE LOCATIONS
                       Executive and Administrative Office
                                 124 W. Central
                             El Dorado, Kansas 67042
                                 (316) 321-2700

El Dorado                           Wichita
         405 N. Main                         255 N. Main
         El Dorado, KS  67042                Wichita, KS  67202
         (316) 321-2700                      (316) 264-4133

Augusta
         1420 N. Ohio                        762 N. West St.
         Augusta, KS  67010                  Wichita, KS  67203
         (316) 775-2208                      (316) 946-0202

Winfield
         1113 S. Main                        2123 N. Maize Road
         Winfield, KS  67156                 Wichita, KS  67212
         (316) 221-3830                      (316) 729-7999

         2310 S. Main                        3055 N. Rock Road
         Winfield, KS  67156                 Wichita, KS  67226
         (316) 221-0158                      (316) 634-3800

Newton                              Derby
         100 W. 12th                         300 N. Rock Road
         Newton, KS  67114                   Derby, KS  67037
         (316) 283-7310                      (316) 788-9800